As confidentially submitted to the Securities and Exchange Commission on February 11, 2020
This first draft registration statement has not been filed publicly with the
Securities and Exchange Commission and all information contained herein remains confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER

THE SECURITIES ACT OF 1933

Trean Insurance Group, Inc.
(Exact name of registrant as specified in its charter)

Delaware	6331	84-4512647
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Trean Insurance Group, Inc.
150 Lake Street West
Wayzata, MN 55391
(952) 974-2200
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Andrew M. O’Brien
President and Chief Executive Officer
Trean Insurance Group, Inc.
150 Lake Street West
Wayzata, MN 55391
(952) 974-2200
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Dwight S. Yoo Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 (212) 735-3000	Richard D. Truesdell, Jr. Shane Tintle Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement is declared effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☒

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)	Amount of registration fee
Common stock, par value $0.01 per share(2)	$	$
(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.
(2)	Includes additional shares that the underwriters have the option to purchase to cover over-allotments.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated             , 2020

Preliminary Prospectus

          shares

Trean Insurance Group, Inc.

Common Stock

This is the initial public offering of common stock of Trean Insurance Group, Inc. We are offering           shares of our common stock. The selling stockholders identified in this prospectus are offering an additional          shares of our common stock. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders.

Prior to this offering, there has been no public market for our common stock. The initial public offering price of our common stock is estimated to be between $          and $          per share. We intend to apply to list our common stock on the           under the symbol “TIG.”

We are an “emerging growth company” as defined under the federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements. See “Prospectus summary — Implications of being an emerging growth company.”

Investing in our common stock involves risk. See “Risk factors” beginning on page 15.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission or regulatory authority has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the selling stockholders	$	$
(1)	See “Underwriting” for a description of the compensation payable to the underwriters.

The selling stockholders have granted the underwriters an option for a period of 30 days to purchase up to an additional           shares of our common stock at the initial public offering price less the underwriting discounts.

The underwriters expect to deliver the shares of common stock through the book-entry facilities of the Depository Trust Company on or about          , 2020.

J.P. Morgan	Evercore ISI	William Blair

The date of this prospectus is                , 2020.

We, the selling stockholders and the underwriters have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We, the selling stockholders and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our shares of common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

No action is being taken by us, the selling stockholders or the underwriters in any jurisdiction outside the United States to permit a public offering of shares of common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States must inform themselves about and observe any restrictions relating to this offering and the distribution of this prospectus applicable to that jurisdiction.

Market and industry data

This prospectus includes certain market and industry data that are based on third-party sources, including publicly available information, industry publications and reports from government agencies, including the Workers’ Compensation Insurance Rating Bureau of California, and our own estimates, including underlying assumptions, based on our management’s knowledge of, and experience in, the insurance industry and market segments in which we compete. Third-party industry publications and forecasts generally state that the information contained therein has been obtained from sources generally believed to be reliable. We have not independently verified any third-party information. Industry and market data could be inaccurate because of the method by which sources obtained their data and because information cannot be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. Our estimates have not been verified by any independent source. Such data and estimates, including those

i

relating to a specified market’s projected growth or future performance, are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk factors.” These and other factors could cause future performance to differ materially from such data and estimates. See “Forward-looking statements.”

Trademarks and service marks

This prospectus contains references to a number of trademarks and service marks which are our registered trademarks or service marks, or trademarks or service marks for which we have pending applications or common law rights. Trade names, trademarks and service marks of other companies appearing in this prospectus are the property of their respective holders. Solely for convenience, the trademarks, service marks and trade names are referred to in this prospectus without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that we or other owner thereof will not assert, to the fullest extent under applicable law, our or such owner’s rights to these trademarks, service marks and trade names. We do not intend our use or display of other companies’ trademarks, service marks or trade names to imply a relationship with, or endorsement or sponsorship of us by, such other companies.

ii

Prospectus summary

This summary highlights selected information that is presented in greater detail elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, including the sections titled “Risk factors,” “Management’s discussion and analysis of financial condition and results of operations” and our combined financial statements and the related notes included elsewhere in this prospectus, before deciding whether to purchase shares of our common stock. References in this prospectus to the “Company,” “we,” “us” and “our” are (i) before the consummation of the reorganization transactions described in “Organizational structure,” to Trean Holdings LLC, BIC Holdings LLC and their subsidiaries and (ii) after such reorganization transactions, to Trean Insurance Group, Inc. and its subsidiaries, unless the context otherwise requires. References to “Benchmark” are to our subsidiary Benchmark Insurance Company, a Kansas insurance company. References to “ALIC” are to our subsidiary American Liberty Insurance Company, a Utah insurance company.

Our company

We are an established, growing and highly profitable company providing products and services to the specialty insurance market. Historically, we have focused on specialty casualty markets that we believe are underserved and where our expertise allows us to achieve higher rates, such as niche workers’ compensation markets and small- to mid-sized specialty casualty insurance programs. We underwrite specialty casualty insurance products both through programs where we partner with other organizations (“Program Partners”) and also through our own managing general agencies (“Owned MGAs”). We also provide our Program Partners with a variety of services including issuing carrier services, claims administration and reinsurance brokerage, from which we generate recurring fee-based revenues. We believe the business we target is generally subject to less competition and has better pricing, which we believe allows us to generate higher risk-adjusted returns. We believe many of our target markets are experiencing strong secular tailwinds and consequently are growing more quickly than the broader market.

We believe that a number of differentiating factors have contributed to our ability to achieve consistent levels of growth and profitability superior to that of the broader insurance industry. We believe our multi-service value proposition is highly attractive in our target markets, drives deep integration with our Program Partners and allows us to generate greater and more diversified revenue streams. We carefully identify and select our Program Partners, ensure we have closely aligned interests, and look to grow and expand these relationships over time. We believe we have a competitive advantage in claims management for longer-tailed lines, specifically workers’ compensation, where our in-house capabilities and differentiated philosophy enable us to have lower claims costs and to settle claims more quickly than our competitors. Our business strategy is supported by robust controls surrounding program design and underwriting, ongoing monitoring, and reinsurance and collateral management as evidenced by our “A” (Excellent) financial strength rating, with a stable outlook, by A.M. Best Company (“A.M. Best”), a leading rating agency for the insurance industry. This rating is based on matters of concern to policyholders and is not designed or intended for use by investors in evaluating our securities. Our management team has decades of insurance industry experience across underwriting as well as program administration, reinsurance, claims and distribution.

Our goal is to deliver long-term value to our stockholders by growing our business and generating attractive returns. We have grown gross written premiums from $144.9 million for the year ended December 31, 2015 to $357.0 million for the year ended December 31, 2018, a compound annual growth rate (“CAGR”) of 35.1% and have grown our net income from $7.9 million to $19.5 million at a CAGR of 35.3% over the same time periods. Our average annualized return on equity from 2015 to 2018 was approximately 18%.

Our business

We provide our insurance products and services to our Program Partners and Owned MGAs focused on specialty casualty lines. We target a diversified portfolio of small- to mid-sized programs, typically with less than $30 million of premiums, that focus on niche segments of the specialty casualty insurance market and that we believe have strong underwriting track records.

For the year ended December 31, 2018, 77.7% of our gross written premiums were related to workers’ compensation insurance. Within the workers’ compensation insurance market, we write business across a variety of industries and hazard classes. We target accounts that we believe offer greater risk-adjusted returns, such as small accounts that are not subject to state ratings requirements, or accounts with high experience modification factors that our underwriters assess to be attractively priced for the potential risk. Experience modification factors are determined by state insurance regulators based on the insured’s historical loss experience. We do not write accounts that we believe present outsized exposure to catastrophic risk. For the year ended December 31, 2018, the average workers’ compensation premium per policy written by us was $16,981 and the average number of employees per policy was 16 employees, representing an average workers’ compensation premium per employee of $1,078.

In addition to our core expertise in workers’ compensation, we target lines of business that allow us to leverage our capabilities and where we believe we can add incremental risk-adjusted value. For example, our other liability business, which represented 8.0% of our gross written premiums for the year ended December 31, 2018, offers specific products to employers that have similar characteristics as those covered by our workers’ compensation insurance business.

We continuously evaluate potential new Program Partners through referrals from our existing customers and through our reinsurance brokerage operations. We seek to partner with organizations that have a strong track record of underwriting success and have the ability and willingness to retain risk to ensure alignment of interests. In recent years, as a result of our long-term relationships and high degree of integration with our Program Partners, we have also invested in or acquired five of our Program Partners, providing us greater control over and visibility into their business and allowing us to capture additional earnings from these programs.

For the year ended December 31, 2018, 54.4% of our gross written premiums were generated by our Owned MGAs. Our Owned MGAs premiums include Compstar Insurance Services, LLC (“Compstar”), of which we currently own 45% of the common equity of its parent company, Compstar Holding Company LLC (“Compstar Holding”), which will become wholly owned upon completion of the reorganization transactions described in “Organizational structure.” We own 100% of all other Owned MGAs.

We are licensed to write business across 49 states and the District of Columbia. We seek to write business in states through select distribution outlets with the potential for attractive underwriting margins, and focus on markets with higher than average premium growth trends. California, Michigan, and Arizona are the largest states in which we do business, representing approximately 43%, 10% and 8%, respectively, of our gross written premiums for the year ended December 31, 2018.

For the year ended December 31, 2018, approximately 10.0% of our net revenues were from fee-based services, including issuing carrier services, reinsurance brokerage and claims administration. We believe that these services, combined with our underwriting capabilities, are a compelling value proposition for our Program Partners, and provide us with a valuable range of touch-points to deepen our relationships and understanding of our Program Partners’ businesses. We also believe that our model allows us to generate greater revenue from our Program Partners than would a traditional insurance carrier model.

The following graphs illustrate our business mix of $357.0 million in gross written premiums by product, distribution channel and geography for the year ended December 31, 2018.

FY 2018 gross written premiums of $357.0 million by:

1 Other includes commercial multiple peril, commercial auto liability, auto physical damage, private passenger auto liability, boiler and machinery, surety, fire and inland marine

2 Pools are state insurance pools

3 Amount of assumed business not quantified by state

We evaluate the retention of risk internally as well as externally with Program Partners and professional reinsurers. We typically retain a portion of the risk for all underwritten business and cede a portion back to our Program Partners in order to align interests through direct exposure to underwriting results. We cede the balance, if any, to professional reinsurers in order to optimize our net position relative to our balance sheet. In aggregate for the year ended December 31, 2018, we retained 20.3% of gross written premiums, and ceded 30.9% of gross written premiums to our Program Partners and 48.8% to professional reinsurers. Through our reinsurance strategy, we earn underwriting profit, reinsurance commission overrides, management fee income, and brokerage commissions.

We typically look to retain less net risk on programs that are new to us and may seek to grow our retention as we gain more experience with the Program Partner. For the year ended December 31, 2018, we retained less than 1% of gross written premiums from the seven new Program Partners added in 2018.

Due to our reinsurance strategy, we retain credit risk exposure to our Program Partners and our professional reinsurers. We carefully manage our credit exposure through stringent collateral requirements, which require at least 100% of reserves for unearned premiums and losses and loss adjustment expenses, including incurred but not reported reserves, for all non-rated or non-admitted reinsurers. The majority of collateral is collected on a funds-withheld basis, and is collected with monthly “true-ups.” Since the inception of our current programs in 2007, we have ceded $971.4 million in premiums with no unpaid reinsurance recoverables.

Since we operate primarily in casualty lines, we have limited exposure to property catastrophe risks. In order to mitigate our exposure to a severe loss under our workers' compensation policies from a catastrophe, we purchase reinsurance catastrophe loss protection covering an estimate of the amount of loss we would expect to meet or exceed from a catastrophic event once in every 5,000 years.

Our competitive strengths

We believe that our competitive strengths include:

Expertise and focus in underserved specialty casualty insurance markets. We focus on select markets that we believe are underserved and where we can achieve higher rates, including niche workers’ compensation markets and small- to mid-sized specialty casualty insurance programs. We have the specialized expertise and capabilities to succeed in our target markets, and we believe we have few competitors in our target markets due to the specialized knowledge, broad licensing and filing authority requirements, and complex operational systems necessary to profitably manage these traditionally longer-tailed lines of business. We believe that larger companies that do have the required expertise and capabilities in these areas tend not to participate in our target markets due to the need for customized solutions when working with smaller, more entrepreneurial partners.

Multi-service value proposition for our partners. We believe that our focus on the needs of smaller accounts and the breadth of products and services we offer allow us to better serve the needs of our Program Partners, and provide us with greater revenue and profit opportunities. Our multi-service offering enables us to develop deep relationships with our Program Partners and enhances our ability to achieve our target results. We offer our Program Partners reinsurance brokerage, claims administration, underwriting capacity and, in particular, access to our A.M. Best “A” financial strength rating through issuing carrier services. Our ability to leverage our licenses across multiple products in 49 states and the District of Columbia allows us to provide a national multi-service solution for our Program Partners. Additionally, we believe that our Program Partners highly value the ease of doing business with us given our focus on smaller programs.

Long-term, carefully selected and aligned relationships with Program Partners. We carefully select the Program Partners we choose to do business with, and design our programs to align risks between parties. We select programs with the intention of building long-term relationships, where our business philosophies align and our Program Partners can grow alongside us. As of December 31, 2019, excluding Program Partners added in the prior two years, our relationships with our Program Partners averaged more than 10 years. Our management team carefully evaluates potential new programs in conjunction with our underwriting and actuarial departments. We accept only programs that meet our stringent underwriting and actuarial requirements, and decline approximately 90% of the new opportunities that we evaluate. For every Program Partner we select, we work with them to appropriately align interests and to establish rigorous ongoing reporting and auditing requirements upfront. All but one of our Program Partners retain significant underwriting risk.

Differentiated in-house claims management. We believe that proactively managing our claims, while also accurately setting reserves, is a key aspect of keeping our losses low. In our workers’ compensation business, our claims philosophy is to provide an injured employee high-quality medical care as quickly as possible in order to reduce pain, accelerate healing, and lead to a faster and more complete recovery. Once an injured employee has healed, we aim to fully settle the claim and obtain a full and complete release of the claim at the earliest opportunity. Our commitment to delivering the best claims process is exemplified by the experience of our claims administration department, who average 16 years of industry experience. To provide our policyholders this higher level of expertise and attention, we currently average 65 open claims per claims adjuster, which we believe is significantly more favorable than industry peers.

We believe this personal, high touch approach decreases the likelihood of lengthy and costly litigation. As of December 31, 2018, our reserves for claims incurred but not reported were approximately 68.4% of our total net loss reserves, and we have not had negative development on our initial loss projection since 2012.

Significant fee-based income and efficient capital structure. Our business model generates significant fee-based income from multiple sources including issuing carrier services, claims administration and reinsurance brokerage. All of our fee-based income accrues outside of our regulated insurance companies, which we believe enhances our organization’s financial flexibility and increases the visibility of our earnings. Within our insurance companies, we cede a significant portion of the risk we originate to our reinsurance partners. These agreements enable us to maintain broader relationships with our Program Partners than our current capital base would otherwise enable. We believe that our strategy has allowed us to scale our business and provides a consistent fee-based income stream to complement our profitable underwriting business, thus providing us with greater revenue opportunities from our Program Partners than we would be able to access in a traditional insurance underwriter model.

Disciplined risk management across our organization. Our disciplined approach to risk management begins with the extensive due diligence performed during our Program Partner selection process and continues throughout the relationship. We have rigorous ongoing controls and reporting requirements, including with respect to underwriting and ongoing Program Partner diligence. Similarly, we maintain rigorous controls over our reinsurance exposures, maintaining stringent collateral requirements to minimize our credit exposure. As a result of providing multiple services to our Program Partners, we have numerous touch points and are in regular communication regarding underwriting, claims handling, reinsurance placement and collateral management, which we believe enhances our ability to achieve our desired financial targets with each Program Partner and minimizes risks to our organization.

Entrepreneurial and highly experienced management team. Our management team is highly experienced, with decades of experience in specialty insurance markets. Our team has a long history of cohesively driving the development and implementation of our business from its inception in 1996, with 20 members having been with us for over 10 years. We are led by our Chief Executive Officer and founder Andrew M. O’Brien. Prior to founding our company, Mr. O’Brien began his insurance career at the reinsurance broker E.W. Blanch Company, where he ultimately served as a General Partner, Executive Vice President and Director. As owners of approximately          % of our outstanding common stock, assuming an initial public offering price of $       per share (the midpoint of the price range set forth on the cover page of this prospectus), immediately following the completion of this offering, our management team will continue to be meaningful owners of Trean Insurance Group, Inc. and to have closely aligned interests with our stockholders.

Our strategy

We believe that our approach will allow us to continue to achieve our goals of both growing our business and generating attractive returns. Our strategy involves:

Growing within our existing markets. We focus on lines of business that have large markets, with $58 billion of workers’ compensation premiums and $74 billion for other liability written in the United States in 2018 according to S&P Global. There were greater than $40 billion direct written premiums in commercial property and casualty markets in 2018 produced by program administrators according to the Target Markets Program Administration Association (“TMPAA”). By comparison, we generated $357.0 million of gross written premiums for the year ended December 31, 2018. We select Program Partners operating in our target markets with whom we believe we can partner with to grow within these significant markets. Programs that we have written since 2015 generated growth with gross written premiums at a CAGR of 35.1% from the year ended December 31, 2015 to the year ended December 31, 2018. Given the size of our markets and our proven ability to grow our business, we believe that we have ample room to continue to grow our business organically for the foreseeable future. Additionally, as we grow our premiums and capital, we expect to continuously optimize our reinsurance program to maximize our risk-adjusted returns.

Selectively adding new Program Partners. We have been selective in choosing our current Program Partners, and will continue to ensure that new Program Partners share our business philosophy and meet our rigorous underwriting and returns criteria. We focus on specialty lines and will continue to add programs in these markets. However, we also continue to evaluate potential partnerships in additional lines of business that harness our core competencies and provide us with greater revenue opportunities.

Opportunistically grow our Owned MGA business through acquisitions. From time to time, we may have the opportunity to deepen our relationships with our existing Program Partners by acquiring equity interests from their management teams. Since 2013, we have successfully completed five acquisitions of companies with which we have had prior relationships. These businesses represented 54.4% of our gross written premiums for the year ended December 31, 2018. We pursue these periodic opportunities with the same discipline and focus on enhancing our stockholders’ returns as we do in underwriting a new program.

Strengthen and harness our strong and growing capital base. Despite our relatively modest historical balance sheet, we have grown our premiums through the significant use of reinsurance. As our capital base has grown, new opportunities have emerged for us. Of particular note, in 2019, A.M. Best upgraded our insurance companies from an “A-” to an “A” (Excellent) (Outlook Stable) financial strength rating, which we believe differentiates us in the markets we operate. As we continue to generate additional capital, and through the proceeds raised in this offering, we believe we will have the opportunity to access additional business to which we did not previously have access. We will also have the ability to retain more profitable businesses that we have historically ceded to the reinsurance markets. Any incremental business that we retain will be carefully balanced to ensure continued alignment of interests with all of our Program Partners, in an effort to maximize our risk-adjusted returns.

Maintaining our distinct combination of industry-leading profitability and growth. Our competitive advantages, including our focus on underserved markets, have enabled us to grow our gross written premiums to $357.0 million for 2018 at a CAGR of 35.1% since 2015, while maintaining an average return on equity of approximately 18% for the same time period. For the year ended December 31, 2018, we generated a loss ratio of 53.7%, in line with our average annual loss ratio from 2015 to 2018 of approximately 47.4%. As we seek to grow our business, we remain disciplined in targeting classes of business and markets where we believe we can generate attractive returns. Rather than make decisions based on where we are in the market cycle, we focus on selecting high-quality programs, only pursuing opportunities that we expect to meet our pricing and risk requirements over the long-term. We will not participate in markets where we do not believe our business model can add incremental risk-adjusted value.

Maintain disciplined controls over our key business risks. In order to maintain our underwriting profitability, we have systematic underwriting and risk monitoring processes across our business. Our processes are enhanced by our ability to provide multiple services to our Program Partners since we are in regular communication with them regarding underwriting, claims handling, reinsurance placement and collateral management. We seek to swiftly terminate relationships with Program Partners that are not producing targeted underwriting results, writing exposures outside of agreed upon risk tolerances, or not meeting their collateral or other commitments to us. Our stringent and extensive due diligence Program Partners selection process allows us to select superior Program Partners. We have terminated two partnerships for failure to perform contractually since 2010.

Summary risk factors

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk factors” immediately following this prospectus summary. These risks include the following:

•	our Program Partners or our Owned MGAs may fail to properly market, underwrite or administer policies;
•	we depend on a limited number of Program Partners for a substantial portion of our gross written premiums;
•	more than half of our gross written premiums are written in three key states;
•	a downgrade in the A.M. Best financial strength ratings of our insurance company subsidiaries may negatively affect our business;
•	if we are unable to accurately underwrite risks and charge competitive yet profitable rates to our clients and policyholders, our business, financial condition and results of operations may be materially and adversely affected;

•	we could fail to accurately and timely pay claims;
•	negative developments in the workers’ compensation insurance industry could adversely affect our business, financial condition and results of operations;
•	we are subject to reinsurance counterparty credit risk and our reinsurers may not pay on losses in a timely fashion, or at all;
•	if we are unable to obtain reinsurance coverage at reasonable prices or on terms that adequately protect us, we may be required to bear increased risks or reduce the level of our underwriting commitments;
•	retention of business written by our Program Partners could expose us to potential losses;
•	our loss reserves may be inadequate to cover our actual losses;
•	we may not be able to manage our growth effectively;
•	any shift in our investment strategy could increase the riskiness of our investment portfolio and the volatility of our results;
•	because our business depends on insurance brokers, we are exposed to certain risks arising out of our reliance on these distribution channels that could adversely affect our results;
•	regulators may challenge our use of fronting arrangements in states in which our Program Partners are not licensed;
•	our principal stockholders will be able to exert significant influence over us and our corporate decisions;
•	our principal stockholders could sell its interests in us to a third party in a private transaction, which may result in your not realizing any change-of-control premium on your shares and subject us to the influence of a currently unknown third party; and
•	we will incur significant increased costs as a result of operating as a public company, and operating as a public company will place additional demands on our management.

Before you invest in our common stock, you should carefully consider all the information in this prospectus, including matters set forth under the heading “Risk factors.”

Implications of being an emerging growth company

As a company with less than $1.07 billion (as adjusted for inflation pursuant to SEC rules from time to time) in revenue during our last fiscal year, we qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). An emerging growth company may take advantage of reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. As an emerging growth company:

•	we may present as few as two years of audited financial statements and two years of related management’s discussion and analysis of financial condition and results of operations in this prospectus;
•	we are exempt from the requirement to obtain an attestation report from our auditors on management’s assessment of our internal control over financial reporting under the Sarbanes-Oxley Act of 2002 for up to five years or until we no longer qualify as an emerging growth company;
•	we are permitted to provide reduced disclosure regarding our executive compensation arrangements pursuant to the rules applicable to smaller reporting companies, which means we do not have to include a compensation discussion and analysis and certain other disclosures regarding our executive compensation; and
•	we are not required to hold non-binding advisory votes on executive compensation.

In addition to the relief described above, the JOBS Act permits us an extended transition period for complying with new or revised accounting standards affecting public companies. We have elected to use this extended transition period, which means that our combined financial statements may not be comparable to the financial statements of public companies that comply with such new or revised accounting standards on a non-delayed basis.

In this prospectus we have elected to take advantage of the reduced disclosure requirements relating to executive compensation, and in the future, we may take advantage of any or all of these exemptions for so long as we remain an emerging growth company. We will remain an emerging growth company until the earliest of (i) the end of the fiscal year during which we have total annual gross revenue of $1.07 billion (as adjusted for inflation pursuant to SEC rules from time to time) or more, (ii) the end of the fiscal year following the fifth anniversary of the completion of this offering, (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt or (iv) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended.

Our history

We were founded in 1996 as a reinsurance broker and MGA targeting smaller, underserved insurance providers writing niche classes of business, predominantly workers’ compensation, accident and health and medical professional liability. From 1996 through 2000, we wrote business on the paper of a highly rated, third-party insurance carrier. In 2000, we purchased a small, unrated, single-state carrier in South Dakota. Through the addition of a risk-bearing insurance carrier, we expanded our product suite and created opportunities to earn additional revenue and profit in the form of underwriting and investment income.

In 2003, we sold the South Dakota carrier and purchased Benchmark, which was licensed in 41 states and the District of Columbia. Benchmark provided us with an insurance carrier with a financial strength rating of “A-” from A.M. Best and that is now licensed in 49 states and the District of Columbia and has an “A” rating from A.M. Best. In 2007, we replaced Benchmark’s management team and began our plan to reposition the business as a specialty insurance carrier for select, high-performing small- to mid-sized Program Partners. We focused on a limited group of core Program Partners and sought to upgrade Benchmark’s staff, infrastructure and business processes. After stabilizing and repositioning the business by 2011, we turned our attention to growing the business by expanding existing Program Partner relationships and selectively adding new Program Partners. In 2013, we acquired S&C Claims Services, which, prior to the acquisition, had been handling our workers’ compensation claims for over 10 years.

In July 2015, we sold a minority equity stake of 36.4% to AHP-BHC LLC and AHP-TH LLC, entities affiliated with Altaris Capital Partners, LLC, a private equity firm focused on businesses operating in the healthcare and healthcare-related sector with $2.5 billion of assets actively under management. Altaris Capital Partners, LLC made additional equity investments through affiliated entities, ACP-BHC LLC and ACP-TH LLC (together with AHP-BHC LLC and AHP-TH LLC, the “Altaris Funds”), in January 2016 and May 2017.

The investments by Altaris Funds provided liquidity for certain original stockholders, and the financial flexibility to grow our business and invest in our operations. In 2017, we acquired ALIC, a former Program Partner relationship that is a Utah-domiciled insurance company that writes workers’ compensation insurance in Utah and Arizona. In 2018, we acquired ownership interests in two additional Program Partner relationships, a 45% common equity ownership in Compstar Holding, the parent company of Compstar, a general agent (“GA”) underwriting workers’ compensation insurance coverage for California contractors, and 100% ownership of Westcap Insurance Services, LLC (“Westcap”), an MGA underwriting general liability insurance coverages for California contractors. We had relationships of 11, 12 and 12 years with ALIC, Compstar and Westcap respectively prior to our equity investments.

Our organizational structure

The diagram below depicts our current organizational structure:

Prior to the completion of this offering, we will effect the following reorganization also described below under “Organizational structure,” in which (i) each of Trean Holdings LLC (“Trean Holdings”) and BIC Holdings LLC (“BIC Holdings”) will contribute all of their respective assets and liabilities to Trean Insurance Group, Inc., a newly formed direct subsidiary of BIC Holdings, in exchange for shares of common stock in Trean Insurance Group, Inc., and (ii) Trean Insurance Group, Inc. will acquire from Blake Enterprises I, Inc., Blake Enterprises II, Inc. and Blake Enterprises III, Inc. (collectively, the “Blake Enterprises entities”) their 55% equity interest in Compstar Holding Company LLC (“Compstar Holding”) in exchange for shares of Trean Insurance Group, Inc.’s common stock, after which Trean Insurance Group, Inc. will contribute such 55% equity interest in Compstar Holding to Trean Compstar Holdings LLC (“Trean Compstar”), so that Trean Compstar will own 100% of Compstar Holding. Upon the completion of the transfers by Trean Holdings and BIC Holdings, Trean Holdings and BIC Holdings will be dissolved and will distribute in-kind shares to the Pre-IPO Unitholders (as defined below).

The current holders of each of Trean Holdings and BIC Holdings equity interests (the “Pre-IPO Unitholders”) will receive an economically equivalent amount of shares of Trean Insurance Group, Inc.’s common stock determined based on the initial public offering price.

Assuming an initial public offering price of $       per share (the midpoint of the price range set forth on the cover page of this prospectus), immediately following the completion of this offering, our principal stockholders will hold approximately       % of our common stock,       % will be held by the management and other investors and the remaining       % will be held by public stockholders (or       %,       % and       %, respectively, if the underwriters’ option to purchase additional shares to cover over-allotments is exercised in full).

The diagram below depicts our organizational structure immediately following this offering:

Pre-IPO Unitholders
Public holders
Trean Insurance Group, Inc.
Trean Compstar Holdings LLC
Trean Corporation
Benchmark Administrators, LLC
Benchmark Holding Company
(100%)
Compstar Holding Company LLC
Compstar Insurance Services, LLC
Trean Reinsurance Services, LLC
S&C Claims Services, Inc.
Westcap Insurance Services, LLC
Benchmark Insurance Company
American Liberty Insurance Company
LLC
Corporation
Equityholder

Our principal stockholders

We are, and after giving effect to this offering, will continue to be, subject to the significant influence of the Altaris Funds, our principal stockholders and selling stockholders in this offering. The Altaris Funds, immediately following the completion of this offering, are expected to own, in the aggregate, approximately          % of our outstanding common stock, or          % if the underwriters exercise their option to purchase additional shares to cover over-allotments in full. See “Principal and selling stockholders.” So long as the Altaris Funds own a significant amount of our outstanding common stock, the Altaris Funds may exert significant influence over us and our corporate decisions. See “Risk factors — Risks related to our common stock and this offering — Our principal stockholders will be able to exert significant influence over us and our corporate decisions.”

Corporate information

We were incorporated in the State of Delaware in January 2020. We are a newly formed corporation, have no material assets and have not engaged in any business or other activities except in connection with the reorganization. Our principal executive offices are located at 150 Lake Street West, Wayzata, MN 55391, and our telephone number is (952) 974-2200. Our website is www.treaninsurance.com. Our website and the information contained therein or connected thereto is not incorporated into this prospectus or the registration statement of which it forms a part.

The offering

Common stock offered by us
       shares
Common stock offered by the selling stockholders
       shares (or           shares if the underwriters exercise their option to purchase additional shares of common stock in full)
Common stock to be outstanding immediately after this offering shares
Use of proceeds
We estimate the net proceeds from the sale of shares by us in this offering will be approximately $          million, based on an assumed initial public offering price of $          per share of common stock, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses of $          million.

We intend to use the net proceeds from our sale of shares of common stock in this offering to (i) redeem all $6.0 million aggregate liquidation preference of the Series B Nonconvertible Preferred Stock of Benchmark Holding Company (the “Series B Preferred Stock”), (ii) redeem all $0.4 million aggregate liquidation preference of the Nonconvertible Preferred Stock of ALIC (the “ALIC Preferred Stock”), (iii) redeem all $7.7 million aggregate principal amount of the Fixed to Floating Rate Junior Subordinated Debt Securities of Trean Corporation (the “Subordinated Notes”), (iv) repay $          million of outstanding indebtedness under the 2018 First Horizon Credit Agreement (as defined below), (v) repay $       million of outstanding indebtedness under the 2018 Oak Street Credit Agreement (as defined below) and (vi) pay an aggregate one-time payment of $       million to Altaris Capital Partners, LLC in connection with the termination of our consulting and advisory agreements with it. See “Certain Relationships and Related Party Transactions — Consulting Agreements.” We will use all remaining proceeds for general corporate purposes, including to support the growth of our business.

We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders in this offering. See “Use of proceeds.”

Dividend policy
We currently do not intend to declare or pay any cash dividends in the foreseeable future. Any further determination to pay dividends on our common stock will be at the discretion of our board of directors, subject to applicable laws, and will depend on our financial condition, results of operations, capital requirements, general business conditions, legal, tax and regulatory limitations, contractual restrictions and other factors that our board of directors considers relevant. See “Dividend policy.”
Controlled company
Upon the closing of this offering, the Altaris Funds will beneficially own more than 50% of the voting power for the election of members of our board of directors.

See “Certain relationships and related party transactions — Director Nomination Agreement.” Consequently, we will be a

“controlled company” under the rules. As a controlled company, we qualify for, and intend to rely on, exemptions from certain corporate governance requirements of the          . See “Prospectus summary — Implications of being an emerging growth company.”

Voting rights
Shares of common stock are entitled to one vote per share. See “Description of capital stock.”
Proposed stock symbol
“TIG”
Risk factors
You should read the “Risk factors” section of this prospectus for a discussion of factors to carefully consider before deciding to invest in shares of our common stock.

The number of shares of common stock outstanding after the offering is based on our outstanding shares as of           , 2020, after giving effect to the reorganization transactions described in “Organizational structure,” and excludes              shares of common stock reserved for future issuance under our omnibus incentive plan that we expect to have approved upon consummation of this offering.

Unless otherwise indicated and except for our historical combined financial and other data and our combined financial statements and the related notes included elsewhere in this prospectus, the information in this prospectus:

•	assumes that the initial public offering price of the common stock will be $ per share (the midpoint of the price range set forth on the cover of this prospectus);
•	gives effect to the completion of the reorganization transactions described in “Organizational structure”; and
•	assumes no exercise of the option granted to the underwriters to purchase up to an additional shares of our common stock to cover over-allotments.

Summary historical combined financial and other data

The following tables present summary historical combined financial and other data of BIC Holdings LLC and Trean Holdings LLC, along with their wholly owned subsidiaries.

The summary historical combined financial and other data presented below do not purport to be indicative of the results that can be expected for any future period and should be read together with “Capitalization,” “Selected historical combined financial and other data,” “Management’s discussion and analysis of financial condition and results of operations” and our combined financial statements and the related notes included elsewhere in this prospectus.

	Year ended December 31,
	2019		2018
	(in thousands)
Revenues:
Gross written premiums	$	[ _ ]	$357,007
Increase in gross unearned premiums		[ _ ]	(16,862)
Gross earned premiums		[ _ ]	340,415
Ceded earned premiums		[ _ ]	(273,569)
Net earned premiums		[ _ ]	66,576
Net investment income		[ _ ]	4,816
Net realized capital losses		[ _ ]	(715)
Other revenue		[ _ ]	7,826
Total revenue		[ _ ]	78,503

Expenses:
Losses and loss adjustment expenses		[ _ ]	35,729
General and administrative expenses		[ _ ]	15,706
Interest expense		[ _ ]	1,557
Total expenses		[ _ ]	52,992

Other income		[ _ ]	639
Income before taxes		[ _ ]	26,150

Provision for income taxes		[ _ ]	5,546
Equity losses in affiliates, net of tax		[ _ ]	(1,082)
Net income	$	[ _ ]	$19,522
Adjusted net income(1)	$	[ _ ]	$22,217
(1)	Adjusted net income is a non-GAAP financial measure. See “Management’s discussion and analysis of financial condition and results of operations — Reconciliation of non-GAAP financial measures” for a reconciliation of adjusted net income to net income in accordance with GAAP.

	At December 31,
	2019		2018
	(in thousands)
Balance sheet data:
Accrued investment income	$	[ _ ]	$2,372
Premiums and other receivables		[ _ ]	62,400
Related party receivables		[ _ ]	15,934
Reinsurance recoverable		[ _ ]	257,509
Prepaid reinsurance premiums		[ _ ]	66,765
Deferred policy acquisition cost, net		[ _ ]	2,976
Property and equipment, net		[ _ ]	8,134
Deferred tax asset		[ _ ]	1,823
Goodwill		[ _ ]	2,822
Other assets		[ _ ]	1,963
Total assets		[ _ ]	800,119
Unpaid loss and loss adjustment expenses		[ _ ]	340,415
Unearned premiums		[ _ ]	90,074
Funds held under reinsurance agreements		[ _ ]	166,838
Reinsurance premiums payable		[ _ ]	40,135
Accounts payable and accrued expenses		[ _ ]	15,004
Total liabilities		[ _ ]	688,988
Redeemable preferred stock		[ _ ]	6,000
Total members’ equity		[ _ ]	105,131
Total liabilities and members’ equity		[ _ ]	800,119
	Year ended December 31,
	2019		2018
Underwriting and other ratios:
Loss ratio(1)	[ _ ]	%	53.7%
Expense ratio(2)	[ _ ]	%	23.6%
Combined ratio(3)	[ _ ]	%	77.3%
Return on equity(4)	[ _ ]	%	19.3%
Adjusted return on equity(5)	[ _ ]	%	22.0%
(1)	The loss ratio is the ratio, expressed as a percentage, of losses and loss adjustment expenses to net earned premiums.
(2)	The expense ratio is the ratio, expressed as a percentage, of general and administrative expenses to net earned premiums.
(3)	The combined ratio is the sum of the loss ratio and the expense ratio. A combined ratio under 100% generally indicates an underwriting profit. A combined ratio over 100% generally indicates an underwriting loss.
(4)	Return on equity represents net income expressed on an annualized basis as a percentage of average beginning and ending members’ equity during the period.
(5)	Adjusted return on equity is a non-GAAP financial measure defined as adjusted net income expressed on an annualized basis as a percentage of average beginning and ending members’ equity during the period. See “Management’s discussion and analysis of financial condition and results of operations — Reconciliation of non-GAAP financial measures” for a reconciliation of adjusted return on equity to return on equity in accordance with GAAP.

Risk factors

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all the other information contained in this prospectus, including our combined financial statements and the related notes, before deciding to invest in our common stock. The risks and uncertainties described below are not the only ones facing us. There may be additional risks and uncertainties of which we currently are unaware or that we currently believe to be immaterial. If any of these risks or uncertainties occurs, our business, financial condition and results of operations may be materially adversely affected. In that event, the market price of our common stock could decline, and you could lose all or part of your investment.

Risks related to our business and industry

Failure of our Program Partners or our Owned MGAs to properly market, underwrite or administer policies could adversely affect us.

The marketing, underwriting, claims administration and other administration of policies in connection with our issuing carrier services and for business written directly by our Owned MGAs are the responsibility of our Program Partners and our Owned MGAs. Any failure by them to properly handle these functions could result in liability to us. Even though our Program Partners may be required to compensate us for any such liability, there are risks that they do not pay us because they become insolvent or otherwise. Any such failures could create regulatory issues or harm our reputation, which could materially and adversely affect our business, financial condition and results of operations.

We depend on a limited number of Program Partners for a substantial portion of our gross written premiums.

We source a significant amount of our premiums from our Program Partners, which are generally MGAs and insurance companies. Historically, we have focused our business on a limited group of core Program Partners and have sought to grow the business by expanding existing Program Partner relationships and selectively adding new Program Partners.

For the years ended December 31, 2019 and 2018, approximately [ _ ]% and 42% of our gross written premiums was derived from our top ten Program Partners.

A significant decrease in business from, or the entire loss of, our largest Program Partners or several of our other Program Partners may materially adversely affect our business, financial condition and results of operations.

More than half of our gross written premiums are written in three key states.

For the year ended December 31, 2018, we derived approximately 43%, 10% and 8%, respectively, of our gross written premiums in the states of California, Michigan and Arizona. As a result, our financial results are subject to prevailing regulatory, legal, economic, demographic, competitive and other conditions in these states, in particular our gross written premiums in California. Adverse developments relating to any of these conditions could materially adversely affect our business, financial condition and results of operations.

A downgrade in the A.M. Best financial strength ratings of our insurance company subsidiaries may negatively affect our business.

A.M. Best financial strength ratings (“FSRs”) are an important factor in establishing the competitive position of insurance companies. Our insurance company subsidiaries are rated for overall financial strength by A.M. Best. These FSRs reflect A.M. Best’s opinion of our insurance company subsidiaries’ financial strength, operating performance, strategic position and ability to meet obligations to policyholders, and are not evaluations directed to investors. Our insurance company subsidiaries’ FSRs are subject to periodic review, and the criteria used in the rating methodologies are subject to change. While our insurance company subsidiaries are rated “A” (Excellent), their FSRs are subject to change. A significant portion of our business is conducted through small- and mid-sized insurance carriers, program managers and other insurance organizations that do not have an A.M. Best financial strength rating or require a highly rated carrier, such as ourselves, to meet their business objectives. A significant downgrade in our insurance company subsidiaries’ FSRs could lead to our Program Partners doing business with other insurance companies and materially adversely affect our business, financial condition and results of operations.

If we are unable to accurately underwrite risks and charge competitive yet profitable rates to our clients and policyholders, our business, financial condition and results of operations may be materially and adversely affected.

In general, the premiums for our insurance policies are established at the time a policy is issued and, therefore, before all of our underlying costs are known. Like other insurance companies, we rely on estimates and assumptions in setting our premium rates. Establishing adequate premium rates is necessary, together with investment income, to generate sufficient revenue to offset losses and loss adjustment expenses (“LAE”) and other general and administrative expenses in order to earn a profit. If we do not accurately assess the risks that we assume, we may not charge adequate premiums to cover our losses and expenses, which would adversely affect our results of operations and our profitability. Alternatively, we could set our premiums too high, which could reduce our competitiveness and lead to lower policyholder retention, resulting in lower revenues. Pricing involves the acquisition and analysis of historical loss data and the projection of future trends, loss costs and expenses, and inflation trends, among other factors, for each of our products in multiple risk tiers and many different markets. To accurately price our policies, we must:

•	collect and properly analyze a substantial volume of data from our insureds;
•	develop, test and apply appropriate actuarial projections and ratings formulas;
•	closely monitor and timely recognize changes in trends; and
•	project both frequency and severity of our insureds’ losses with reasonable accuracy.

We seek to implement our pricing accurately in accordance with our assumptions. Our ability to undertake these efforts successfully and, as a result, accurately price our policies, is subject to a number of risks and uncertainties, including:

•	insufficient or unreliable data;
•	incorrect or incomplete analysis of available data;
•	uncertainties generally inherent in estimates and assumptions;
•	our failure to implement appropriate actuarial projections and ratings formulas or other pricing methodologies;
•	regulatory constraints on rate increases;
•	our failure to accurately estimate investment yields and the duration of our liability for losses and LAE; and
•	unanticipated court decisions, legislation or regulatory action.

We may be unable to access the capital markets when needed, which may adversely affect our ability to take advantage of business opportunities as they arise and to fund our operations in a cost-effective manner.

Our ability to grow our business, either organically or through acquisitions, depends, in part, on our ability to access capital when needed. Capital markets may become illiquid from time to time, and we cannot predict the extent and duration of future economic and market disruptions or the impact of any government interventions. We may not be able to obtain financing on terms acceptable to us, or at all. If we need capital but cannot raise it or cannot obtain financing on terms acceptable to us, our business, financial condition and results of operations may be materially adversely affected and we may be unable to execute our long-term growth strategy.

Our failure to accurately and timely pay claims could harm our business.

We must accurately and timely evaluate and pay claims to manage costs and close claims expeditiously. Many factors affect our ability to evaluate and pay claims accurately and timely, including the training and experience of our claims staff, our claims department’s culture and the effectiveness of our management, our ability to develop or select and implement appropriate procedures and systems to support our claims functions and other factors. Our failure to accurately and timely pay claims could lead to regulatory and administrative actions or material litigation, undermine our reputation in the marketplace and materially and adversely affect our business, financial condition and results of operations.

If we do not hire and train new claims staff effectively or if we lose a significant number of experienced claims staff, our claims department may be required to handle an increasing workload, which could adversely affect the quality of our claims administration, and our business could be materially and adversely affected.

The effects of emerging claim and coverage issues on our business are uncertain.

As industry practices and economic, legal, judicial, social and other environmental conditions change, unexpected and unintended issues related to claims and coverage may emerge. These issues may adversely affect our business by either extending coverage beyond our underwriting intent or by increasing the number or size of claims. Examples of emerging claims and coverage issues include, but are not limited to:

•	judicial expansion of policy coverage and the impact of new theories of liability;
•	plaintiffs targeting property and casualty (“P&C”) insurers in purported class action litigation relating to claims-handling and other practices;
•	medical developments that link health issues to particular causes, resulting in liability claims; and
•	claims relating to unanticipated consequences of current or new technologies, including cyber-security related risks and claims relating to potentially changing climate conditions.

In some instances, these emerging issues may not become apparent for some time after we have issued the affected insurance policies. As a result, the full extent of liability under our insurance policies may not be known until many years after the policies are issued.

In addition, the potential passage of new legislation designed to expand the right to sue, to remove limitations on recovery, to extend the statutes of limitations or otherwise to repeal or weaken tort reforms could have an adverse impact on our business.

The effects of these and other unforeseen emerging claim and coverage issues are difficult to predict and could harm our business and materially adversely affect our results of operations.

Our risk management policies and procedures may prove to be ineffective and leave us exposed to unidentified or unanticipated risk.

We have developed and continue to develop enterprise-wide risk management policies and procedures to mitigate risk and loss to which we are exposed. There are inherent limitations to risk management strategies because there may exist, or develop in the future, risks that we have not anticipated or identified. If our risk management policies and procedures are ineffective, we may suffer unexpected losses and could be materially adversely affected. As our business changes and the niches in which we operate evolve, our risk management framework may not evolve at the same pace as those changes. As a result, there is a risk that new products or new business strategies may present risks that are not identified, monitored or managed. In times of market stress, unanticipated market movements or unanticipated claims experience, the effectiveness of our risk management strategies may be limited, resulting in losses to us. In addition, we may be unable to effectively review and monitor all risks and our employees may not follow our risk management policies and procedures.

The National Association of Insurance Commissioners (the “NAIC”) and state legislatures and regulators have increased their focus on risks within an insurer’s holding company system that may pose enterprise risk to insurers. Our insurance company subsidiaries are subject to regulation in Kansas, the state of domicile of Benchmark, California, where Benchmark is commercially domiciled, and Utah, the state of domicile of ALIC. The Kansas Insurance Department, the California Department of Insurance and the Utah Insurance Department, the primary regulators of our insurance company subsidiaries, have adopted regulations implementing a requirement under the Kansas, California and Utah insurance laws, respectively, for insurance holding companies to adopt a formal enterprise risk management (“ERM”) function and to file an annual enterprise risk report. The regulations also require domestic insurers to conduct an Own Risk and Solvency Assessment (“ORSA”) and to submit an ORSA summary report prepared in accordance with the NAIC’s ORSA Guidance Manual. While we operate within an ERM framework designed to assess and monitor our risks, we may not be able to effectively review and monitor all risks, our employees may not all operate within the ERM framework and our ERM framework may not result in our accurately identifying all risks and limiting our exposures based on our assessments.

Negative developments in the workers’ compensation insurance industry could adversely affect our business, financial condition and results of operations.

Although we engage in other businesses, 77.7% of our gross written premiums are currently attributable to workers’ compensation insurance policies providing both primary and excess coverage. As a result, negative developments in the economic, competitive or regulatory conditions affecting the workers’ compensation insurance industry could have a material adverse effect on our business, financial condition and results of operations. If one of our larger markets were to enact legislation to increase the scope or amount of benefits for employees under workers’ compensation insurance policies without related premium increases or loss control measures, this could negatively affect our business, financial condition and results of operations.

The insurance industry is cyclical in nature.

The financial performance of the insurance industry has historically fluctuated with periods of lower premium rates and excess underwriting capacity resulting from increased competition followed by periods of higher premium rates and reduced underwriting capacity resulting from decreased competition. Although the financial performance of an individual insurance company depends on its own specific business characteristics, the profitability of many insurance companies tends to follow this cyclical market pattern. Because this market cyclicality is due in large part to the actions of our competitors and general economic factors, we cannot predict the timing or duration of changes in the market cycle. We expect these cyclical patterns will cause our revenues and net income to fluctuate, which may cause the market price of our common stock to be more volatile.

Adverse economic factors, including recession, inflation, periods of high unemployment or lower economic activity could result in the sale of fewer policies than expected or an increase in frequency or severity of claims and premium defaults or both, which, in turn, could affect our growth and profitability.

Factors, such as business revenue, economic conditions, the volatility and strength of the capital markets and inflation can affect the business and economic environment. These same factors affect our ability to generate revenue and profits. In an economic downturn that is characterized by higher unemployment, declining spending and reduced corporate revenues, the demand for insurance products is generally adversely affected, which directly affects our premium levels and profitability. Negative economic factors may also affect our ability to receive the appropriate rate for the risk we insure and may adversely affect our opportunities to underwrite profitable business.

We are subject to reinsurance counterparty credit risk. Our reinsurers may not pay on losses in a timely fashion, or at all.

We purchase reinsurance to transfer part of the risk we have assumed (known as ceding) to a reinsurance company in exchange for part of the premium we receive in connection with the risk. Although reinsurance makes the reinsurer liable to us to the extent the risk is transferred or ceded to the reinsurer, it does not relieve us (the reinsured) of our liability to policyholders. Accordingly, we are exposed to credit risk with respect to our reinsurers to the extent the reinsurance receivable is not sufficiently secured by collateral or does not benefit from other credit enhancements. We also bear the risk that a reinsurer may be unwilling to pay amounts we have recorded as reinsurance recoverable for any reason, including that:

•	the terms of the reinsurance contract do not reflect the intent of the parties of the contract or there is a disagreement between the parties as to their intent;
•	the terms of the contract cannot be legally enforced;
•	the terms of the contract are interpreted by a court or arbitration panel differently than intended;
•	the reinsurance transaction performs differently than we anticipated due to a flawed design of the reinsurance structure, terms or conditions; or
•	a change in laws and regulations, or in the interpretation of the laws and regulations, materially affects a reinsurance transaction.

The insolvency of one or more of our reinsurers, or inability or unwillingness to make timely payments under the terms of our contracts, could materially adversely affect our business, financial condition and results of operations.

If we are unable to obtain reinsurance coverage at reasonable prices or on terms that adequately protect us, we may be required to bear increased risks or reduce the level of our underwriting commitments.

Our insurance company subsidiaries purchase reinsurance as part of our overall risk management strategy. While reinsurance does not discharge our insurance company subsidiaries from their obligation to pay claims for losses insured under their insurance policies, it does make the reinsurer liable to them for the reinsured portion of the risk. As part of our strategy for our issuing carrier business, we reinsure underwriting risk to third-party reinsurers. At the inception of a new program, we typically act as an issuing carrier where we reinsure a substantial amount of such risk to third parties. For these reasons, reinsurance is an important tool to manage transaction and insurance risk retention and to mitigate losses. We may be unable to maintain our current reinsurance arrangements or to obtain other reinsurance in adequate amounts and at favorable rates, particularly if reinsurers become unwilling or unable to support our specialized issuing carrier model in the future. Additionally, market conditions beyond our control may impact the availability and cost of reinsurance and could have a material adverse effect on our business, financial condition and results of operations. In recent years, our Program Partners have benefitted from favorable market conditions, including growth in the role of MGAs and of offshore and other alternative sources of reinsurance. A decline in the availability of reinsurance, increases in the cost of reinsurance or a decreased level of activity by MGAs could limit the amount of issuing carrier business we could write and materially and adversely affect our business, financial condition, results of operations and prospects. We may, at certain times, be forced to incur additional costs for reinsurance or may be unable to obtain sufficient reinsurance on terms acceptable to us. In the latter case, we would have to accept an increase in exposure to risk, reduce the amount of business written by our insurance company subsidiaries or seek alternatives in line with our risk limits, all of which could materially adversely affect our business, financial condition and results of operations.

Some of our issuing carrier arrangements contain limits on the reinsurer’s obligations to us.

While we reinsure underwriting risk in our issuing carrier business, including a substantial amount of such risk at the inception of a new program, we have in certain cases entered into programs that contain limits on our reinsurers’ obligations to us, including loss ratio caps or aggregate reinsurance limits. To the extent losses under these programs exceed the prescribed limits, we will be liable to pay the losses in excess of such limits, which could materially and adversely affect our business, financial condition and results of operations.

Retention of business written by our Program Partners could expose us to potential losses.

We retain risk for our own account on business underwritten by our insurance company subsidiaries. The determination to reduce the amount of reinsurance we purchase, or not to purchase reinsurance for a particular risk, customer segment or niche is based on a variety of factors, including market conditions, pricing, availability of reinsurance, our capital levels and loss experience. Retention increases our financial exposure to losses and significant losses could have a material adverse effect on our business, financial condition, liquidity and results of operations.

Our loss reserves may be inadequate to cover our actual losses.

Significant periods of time often elapse between the occurrence of an insured loss, the reporting of the loss to us and our payment of that loss. To recognize liabilities for unpaid losses, we establish reserves as balance sheet liabilities representing estimates of amounts needed to pay reported and unreported losses and the related LAE. Loss reserves are estimates of the ultimate cost of claims and do not represent a precise calculation of any ultimate liability. These estimates are based on historical information and on estimates of future trends that may affect the frequency and severity of claims that may be reported in the future. Estimating loss reserves is a difficult, complex and inherently uncertain process involving many variables and subjective judgments. As part of the reserving process, we review historical data and consider the impact of various factors such as:

•	loss emergence and cedant reporting patterns;
•	underlying policy terms and conditions;
•	business and exposure mix;
•	trends in claim frequency and severity;
•	changes in operations;
•	emerging economic and social trends;
•	inflation; and
•	changes in the regulatory and litigation environments.

This process assumes that past experience, adjusted for the effects of current developments and anticipated trends, is an appropriate basis for predicting future events. It also assumes that adequate historical or other data exists upon which to make these judgments. For more information on the estimates used in the establishment of loss reserves, see “Management’s discussion and analysis of financial condition and results of operations — Critical accounting estimates — Reserves for unpaid losses and loss adjustment expenses.” There, however, is no precise method for evaluating the impact of any specific factor on the adequacy of reserves and actual results are likely to differ from original estimates, perhaps materially. If the actual amount of insured losses is greater than the amount we have reserved for these losses, our profitability could suffer.

We may not be able to manage our growth effectively.

We intend to grow our business in the future, which could require additional capital, systems development and skilled personnel. We, however, must be able to meet our capital needs, expand our systems and our internal controls effectively, allocate our human resources optimally, identify and hire qualified employees or effectively incorporate any acquisitions we make in our effort to achieve growth. The failure to manage our growth effectively could have a material adverse effect on our business, financial condition and results of operations.

Our ability to grow our business will depend in part on the addition of new Program Partners, and our inability to effectively onboard such new Program Partners could have a material adverse effect on our business, financial condition and results of operations.

Our ability to grow our business will depend in part on the addition of new Program Partners. If we do not effectively onboard our new Program Partners, including assisting such Program Partners to quickly resolve any post-onboarding issues and provide effective ongoing support, our ability to add new Program Partners and our relationships with our existing Program Partners could be adversely affected. Additionally, our reputation with potential new customers could be damaged. If we fail to meet the requirements of our customers, it may be more difficult to execute on our strategy to retain Program Partners, which could have a material adverse effect on our business, financial condition and results of operations.

We could be adversely affected by the loss of one or more key executives or by an inability to attract and retain qualified personnel.

We depend on our ability to attract and retain experienced personnel and seasoned key executives who are knowledgeable about our business. The pool of talent from which we actively recruit is may fluctuate based on market dynamics specific to our industry and independent of overall economic conditions. As such, higher demand for employees having the desired skills and expertise could lead to increased compensation expectations for existing and prospective personnel, making it difficult for us to retain and recruit key personnel and maintain labor costs at desired levels. We do not have employment agreements with our executive officers. Should any of our executives terminate their employment with us, or if we are unable to retain and attract talented personnel, we may be unable to maintain our current competitive position in the specialized markets in which we operate, which could adversely affect our business and results of operations.

Technology breaches or failures of our or our business partners’ systems could adversely affect our business.

Global cybersecurity threats can range from uncoordinated individual attempts to gain unauthorized access to our information technology systems and those of our business partners or service providers to sophisticated and targeted measures known as advanced persistent threats. While we and our business partners and service providers employ measures to prevent, detect, address and mitigate these threats (including access controls, data encryption, vulnerability assessments, continuous monitoring of information technology networks and systems and maintenance of backup and protective systems), cybersecurity incidents, depending on their nature and scope, could potentially result in the misappropriation, destruction, corruption or unavailability of critical data and confidential or proprietary information (our own or that of third parties) and the disruption of business operations. Security breaches could expose us to litigation and potential liability. In addition, cyber incidents that impact the availability, reliability, speed, accuracy or other proper functioning of our technology systems could affect our operations. We may not have the resources or technical sophistication to anticipate or prevent every type of cyber-attack. A significant cybersecurity incident, including system failure, security breach, disruption by malware or other damage could interrupt or delay our operations, result in a violation of applicable privacy and other laws, damage our reputation, cause a loss of customers or give rise to monetary fines and other penalties, any or all of which could be material. It is possible that insurance coverage we have in place would not entirely protect us in the event that we experienced a cybersecurity incident, interruption or widespread failure of our information technology systems.

Any significant interruption in the operation of our computer systems could adversely affect our business, financial condition and results of operations.

We rely on multiple computer systems to interact with customers, issue policies, pay claims, run modeling functions, assess insurance risks and complete various important internal processes including accounting and bookkeeping. Our business depends on our ability to access these systems to perform necessary business functions. Additionally, some of these systems may include or rely upon third-party systems not located on our premises. Any of these systems may be exposed to unplanned interruption, unreliability or intrusion from a variety of causes, including among others, storms and other natural disasters, terrorist attacks, utility outages, security breaches or complications encountered as existing systems are replaced or upgraded.

Any such issues could materially affect us including the impairment of information availability, compromise of system integrity or accuracy, misappropriation of confidential information, reduction of our volume of transactions and interruption of our general business. Although we believe our computer systems are securely protected and continue to take steps to ensure they are protected against such risks, such problems may occur. If they do, interruption to our business and damage to our reputation, and related costs, could be significant, which could have a material adverse effect on our business, financial condition and results of operations.

Performance of our investment portfolio is subject to a variety of investment risks.

Our results of operations depend, in part, on the performance of our investment portfolio. We seek to hold a high-quality portfolio of investments that is managed by a professional investment advisory management firm in accordance with our investment policy and routinely reviewed by our management team. Our investments, however, are subject to general economic conditions and market risks as well as risks inherent to particular securities.

Our primary market risk exposures are to changes in interest rates. See “Management’s discussion and analysis of financial condition and results of operations — Quantitative and qualitative disclosures about market risk.” In recent years, interest rates have been at or near historic lows. A protracted low interest rate environment would continue to place pressure on our net investment income, particularly as it relates to fixed income securities and short-term investments, which, in turn, may adversely affect our profitability. Future increases in interest rates could cause the values of our fixed income securities portfolios to decline, with the magnitude of the decline depending on the duration of securities included in our portfolio and the amount by which interest rates increase. Some fixed income securities have call or prepayment options, which create possible reinvestment risk in declining rate environments. Other fixed income securities, such as mortgage-backed and asset-backed securities, carry prepayment risk or, in a rising interest rate environment, may not prepay as quickly as expected.

The value of our investment portfolio is subject to the risk that certain investments may default or become impaired due to deterioration in the financial condition of one or more issuers of the securities we hold, or due to deterioration in the financial condition of an insurer that guarantees an issuer’s payments on such investments. Downgrades in the credit ratings of fixed maturities also have a significant negative effect on the market valuation of such securities.

Such factors could reduce our net investment income and result in realized investment losses. Our investment portfolio is subject to increased valuation uncertainties when investment markets are illiquid. The valuation of investments is more subjective when markets are illiquid, thereby increasing the risk that the estimated fair value (i.e., the carrying amount) of the securities we hold in our portfolio does not reflect prices at which actual transactions would occur.

Risks for all types of securities are managed through the application of our investment policy, which establishes investment parameters that include maximum percentages of investment in certain types of securities and minimum levels of credit quality, which we believe are within applicable guidelines established by the NAIC, the Kansas Insurance Department, the California Department of Insurance and the Utah Insurance Department. Our investment objectives may not be achieved, and results may vary substantially over time. In addition, although we seek to employ investment strategies that are not correlated with our insurance and reinsurance exposures, losses in our investment portfolio may occur at the same time as underwriting losses.

Any shift in our investment strategy could increase the riskiness of our investment portfolio and the volatility of our results, which, in turn, may adversely affect our profitability.

Our investment strategy has historically been focused on fixed income securities which are subject to less volatility but also lower returns as compared to certain other asset classes. In the future, our investment strategy may include a greater focus on investments in equity securities, which are subject, among other things, to changes in value that may be attributable to market perception of a particular issuer or to general stock market fluctuations that affect all issuers. Investments in equity securities may be more volatile than investments in other asset classes such as fixed income securities. Common stocks generally subject their holders to more risks than preferred stocks and debt securities because common stockholders’ claims are subordinated to those of holders of preferred stocks and debt securities upon the bankruptcy of the issuer. An increase in the riskiness of our investment portfolio could lead to volatility of our results, which, in turn, may adversely affect our profitability.

We could be forced to sell investments to meet our liquidity requirements.

We invest the premiums we receive from our insureds until they are needed to pay policyholder claims. Consequently, we seek to manage the duration of our investment portfolio based on the duration of our losses and loss adjustment expenses reserves to ensure sufficient liquidity and avoid having to liquidate investments to fund claims. Risks such as inadequate losses and loss adjustment expenses reserves or unfavorable trends in litigation could potentially result in the need to sell investments to fund these liabilities. We may not be able to sell our investments at favorable prices or at all. Sales could result in significant realized losses depending on the conditions of the general market, interest rates and credit issues with individual securities.

We may face increased competition in our programs market.

While we believe there are relatively few competitors in the small- and mid-sized programs market that have the broad in-house expertise and wide array of services that we offer to our Program Partners, we may face increased competition if other companies decide to compete with us in our programs market or competitors begin to offer policy administration or other services. Any increase in competition in this market, especially by one or more companies that have greater resources than we have, could materially adversely affect our business, financial condition and results of operations.

We compete with a large number of companies in the insurance industry for underwriting premium.

We compete with a large number of other companies in the insurance industry for underwriting premium. During periods of intense competition for premium, we are exposed to the actions of other companies that may seek to write policies without the appropriate regard for risk and profitability. During these times, it is very difficult to grow or maintain premium volume without sacrificing underwriting discipline and income.

We face competition from a wide range of specialty insurance companies, underwriting agencies and intermediaries, as well as diversified financial services companies that are significantly larger than we are and that have significantly greater financial, marketing, management and other resources. Some of these competitors also have greater market recognition than we do. We may incur increased costs in competing for underwriting revenues. If we are unable to compete effectively in the markets in which we operate or expand our operations into new markets, our underwriting revenues may decline, as well as overall business results.

Our results of operations, liquidity, financial condition and FSRs are subject to the effects of natural and man-made catastrophic events.

Events such as hurricanes, windstorms, flooding, earthquakes, wildfires, solar storms, acts of terrorism, explosions and fires, cyber-crimes, product defects, mass torts and other catastrophes may adversely affect our business in the future. Such catastrophic events, and any relevant regulations, could expose us to:

•	widespread claim costs associated with P&C and workers’ compensation claims;
•	losses resulting from a decline in the value of our invested assets;
•	losses resulting from actual policy experience that is adverse compared to the assumptions made in product pricing;
•	declines in value and/or losses with respect to companies and other entities whose securities we hold and counterparties with whom we transact business to whom we have credit exposure, including reinsurers, and declines in the value of investments; and
•	significant interruptions to our systems and operations.

Natural and man-made catastrophic events are generally unpredictable. While we have structured our business and selected our niches in part to avoid catastrophic losses, our exposure to such losses depends on various factors, including the frequency and severity of the catastrophes, the rate of inflation and the value and geographic or other concentrations of insured companies and individuals. Vendor models and proprietary assumptions and processes that we use to manage catastrophe exposure may prove to be ineffective due to incorrect assumptions or estimates.

In addition, legislative and regulatory initiatives and court decisions following major catastrophes could require us to pay the insured beyond the provisions of the original insurance policy and may prohibit the application of a deductible, resulting in inflated catastrophe claims.

Global climate change may in the future increase the frequency and severity of weather events and resulting losses, particularly to the extent our policies are concentrated in geographic areas where such events occur, may have an adverse effect on our business, financial condition and results of operations.

Scientific evidence indicates that man-made production of greenhouse gas has had, and will continue to have, an adverse effect on the global climate. There is a growing consensus today that climate change increases the frequency and severity of extreme weather events and, in recent years, the frequency of extreme weather events appears to have increased. We cannot predict whether or to what extent damage that may be caused by natural events, such as wild fires, severe tropical storms and hurricanes, will affect our ability to write new insurance policies and reinsurance contracts, but, to the extent our policies are concentrated in the specific geographic areas in which these events occur, the increased frequency and severity of such events and the total amount of our loss exposure in the impacted areas of such events may adversely affect our business, financial condition and results of operations. In addition, although we have historically had limited exposure to catastrophic risk, claims from catastrophe events could reduce our earnings and cause substantial volatility in our business, financial condition and results of operations for any period. However, assessing the risk of loss and damage associated with the adverse effects of climate change and the range of approaches to address loss and damage associated with the adverse effects of climate change, including impacts related to extreme weather events and slow onset events, remains a challenge and might adversely affect our business, financial condition and results of operations.

Because our business depends on insurance brokers, we are exposed to certain risks arising out of our reliance on these distribution channels that could adversely affect our results.

Certain premiums from policyholders, where the business is produced by brokers, are collected directly by the brokers and forwarded to our insurance subsidiary. In certain jurisdictions, when the insured pays its policy premium to its broker for payment on behalf of our insurance subsidiary, the premium may be considered to have been paid under applicable insurance laws and regulations. Accordingly, the insured would no longer be liable to us for those amounts, whether or not we have actually received the premium from that broker. Consequently, we assume a degree of credit risk associated with the brokers with whom we work. Where necessary, we review the financial condition of potential new brokers before we agree to transact business with them. Although the failure by any of our brokers to remit premiums to us has not been material to date, there may be instances where our brokers collect premiums but do not remit them to us and we may be required under applicable law to provide the coverage set forth in the policy despite the absence of related premiums being paid to us.

Because the possibility of these events occurring depends in large part on the financial condition and internal operations of our brokers, we monitor broker behavior and review financial information on an as-needed basis. If we are unable to collect premiums from our brokers in the future, our underwriting profits may decline and our financial condition and results of operations could be materially and adversely affected.

Our operating results have in the past varied from quarter to quarter and may not be indicative of our long-term prospects.

Our operating results are subject to fluctuation and have historically varied from quarter to quarter. We expect our quarterly results to continue to fluctuate in the future due to a number of factors, including the general economic conditions in the markets where we operate, the frequency of occurrence or severity of catastrophic or other insured events, fluctuating interest rates, claims exceeding our loss reserves, competition in our industry, deviations from expected renewal rates of our existing policies and contracts, adverse investment performance and the cost of reinsurance coverage.

In particular, we seek to underwrite products and make investments to achieve favorable returns on tangible stockholders’ equity over the long term. In addition, our opportunistic nature and focus on long-term growth in tangible equity may result in fluctuations in gross written premiums from period to period as we concentrate on underwriting contracts that we believe will generate better long-term, rather than short-term, results. Accordingly, our short-term results of operations may not be indicative of our long-term prospects.

Changes in accounting practices and future pronouncements may materially affect our reported financial results.

Developments in accounting practices may require us to incur considerable additional expenses to comply, particularly if we are required to prepare information relating to prior periods for comparative purposes or to apply the new requirements retroactively. The impact of changes in current accounting practices and future pronouncements cannot be predicted but may affect the calculation of net income, stockholders’ equity and other relevant financial statement line items.

Our insurance subsidiaries are required to comply with statutory accounting principles (“SAP”). SAP and various components of SAP are subject to constant review by the NAIC and its task forces and committees, as well as state insurance departments, in an effort to address emerging issues and otherwise improve financial reporting. Various proposals are pending before committees and task forces of the NAIC, some of which, if enacted, could have negative effects on insurance industry participants. The NAIC continuously examines existing laws and regulations. We cannot predict whether or in what form such reforms will be enacted and, if so, whether the enacted reforms will positively or negatively affect us.

Legal and regulatory risks

We are subject to extensive regulation.

Most insurance regulations are designed to protect the interests of policyholders rather than stockholders and other investors. These regulations, generally administered by a department of insurance in each state and territory in which we do business, relate to, among other things:

•	approval of policy forms and premium rates;
•	standards of solvency, including risk-based capital measurements;
•	licensing of insurers;
•	challenging our use of fronting arrangements in states in which our Program Partner is not licensed;
•	imposing minimum capital and surplus requirements for insurance company subsidiaries;
•	restrictions on agreements with our large revenue-producing agents;
•	cancellation and non-renewal of policies;
•	restrictions on the nature, quality and concentration of investments;
•	restrictions on the ability of our insurance company subsidiaries to pay dividends to us;
•	restrictions on transactions between our insurance company subsidiaries and their affiliates;
•	restrictions on the size of risks insurable under a single policy;
•	requiring deposits for the benefit of policyholders;
•	requiring certain methods of accounting;
•	periodic examinations of our operations and finances;
•	prescribing the form and content of records of financial condition required to be filed; and
•	requiring reserves for unearned premium, losses and other purposes.

State insurance departments also conduct periodic examinations of the conduct and affairs of insurance companies and require the filing of annual, quarterly and other reports relating to financial condition, holding company issues, ERM and ORSA and other matters. These regulatory requirements could adversely affect or inhibit our ability to achieve some or all of our business objectives, including profitable operations in our various customer segments.

In addition, regulatory authorities have relatively broad discretion to deny or revoke licenses for various reasons, including the violation of regulations. In some instances, we follow practices based on our interpretations of regulations or practices that we believe may be generally followed by the industry. These practices may turn out to be different from the interpretations of regulatory authorities. If we do not have the requisite licenses and approvals or do not comply with applicable regulatory requirements, insurance regulatory authorities could fine us, preclude or temporarily suspend us from carrying on some or all of our activities in certain jurisdictions or otherwise penalize us. This could adversely affect our ability to operate our business. Further, changes in the laws and regulations applicable to the insurance industry or interpretations by regulatory authorities could adversely affect our ability to operate our business as currently conducted and in accordance with our business objectives.

In addition to regulations specific to the insurance industry, including the insurance laws of our principal state regulators (the Kansas Insurance Department, the California Department of Insurance and the Utah Insurance Department), as a public company we will also be subject to the rules and regulations of the SEC and the securities exchange on which our common stock is listed, each of which regulate many areas such as financial and business disclosures, corporate governance and stockholder matters. Among other laws, we are subject to laws relating to federal trade restrictions, privacy/data security and terrorism risk insurance laws.

We monitor these laws, regulations and rules on an ongoing basis to ensure compliance and make appropriate changes as necessary. Implementing such changes may require adjustments to our business methods, increases to our costs and other changes that could cause us to be less competitive in our industry. For further information on the regulation of our business, see “Regulation.”

Regulators may challenge our use of fronting arrangements in states in which our Program Partners are not licensed.

We enter into fronting, or issuing carrier, arrangements with our Program Partners that require a broadly licensed, highly rated admitted carrier to conduct their business in states in which such Program Partner is not licensed or is not authorized to write particular lines of insurance. We typically act as the reinsurance broker to the program as well as the issuing carrier, which enables us to charge fees for the placement of reinsurance in addition to the fronting fees. We also receive ceding commissions from third-party reinsurers to which we transfer all or a portion of the underwriting risk. Some state insurance regulators may object to our issuing carrier arrangements. In certain states, including Florida and Kentucky, the insurance commissioner has the authority to prohibit an authorized insurer from acting as an issuing carrier for an unauthorized insurer. In addition, insurance departments in states in which there is no statutory or regulatory prohibition against an authorized insurer acting as an issuing carrier for an unauthorized insurer could deem the assuming insurer to be transacting insurance business without a license and the issuing carrier to be aiding and abetting the unauthorized sale of insurance.

If regulators in any of the states where we conduct our issuing carrier business were to prohibit or limit the arrangement, we would be prevented or limited from conducting that business for which a capacity provider is not authorized in those states, unless and until the capacity provider is able to obtain the necessary licenses. This could have a material and adverse effect on our business, financial condition and results of operations. In particular, we do significant business in California, Michigan and Arizona. See “— More than half of our gross written premiums are written in three key states.”

Regulation may become more extensive in the future.

Legislators and regulators may periodically consider various proposals that may affect our business practices and product designs, how we sell or service certain products we offer or the profitability of our business. We continually monitor such proposals and assess how they may apply to us or our competitors or how they could impact our business, financial condition, results of operations and ability to compete effectively.

Increasing regulatory focus on privacy issues and expanding laws could affect our business model and expose us to increased liability.

The regulatory environment surrounding information security and privacy is increasingly demanding.

We are subject to numerous U.S. federal and state laws and non-U.S. regulations governing the protection of personal and confidential information of our customers or employees. On October 24, 2017,

the National Association of Insurance Commissioners (“NAIC”) adopted an Insurance Data Security Model Law, which requires licensed insurance entities to comply with detailed information security requirements. The NAIC model law has been adopted by certain states and is under consideration by others. It is not yet known whether or not, and to what extent, states legislatures or insurance regulators where we operate will enact the Insurance Data Security Model Law in whole or in part, or in a modified form. Such enactments, especially if inconsistent between states or with existing laws and regulations could raise compliance costs or increase the risk of noncompliance, with the attendant risk of being subject to regulatory enforcement actions and penalties, as well as reputational harm. Any such events could potentially have an adverse impact on our business, financial condition or results of operations.

As a holding company, we rely on dividends and payments from our subsidiaries to operate our business. Our ability to receive dividends and permitted payments from our insurance company subsidiaries is subject to regulatory constraints.

We are a holding company and, as such, have no direct operations of our own. We do not expect to have any significant assets other than our ownership of equity interests in our operating subsidiaries. We accordingly depend on the payment of funds from our subsidiaries in the form of dividends, distributions or otherwise to meet our obligations and to pay our expenses. The ability of our subsidiaries to make any payments to us depends on their earnings, the terms of their indebtedness, including the terms of any credit facilities and legal restrictions.

In addition, dividends payable from our insurance company subsidiaries without the prior approval of the applicable insurance commissioner are limited to the greater of 10% of Benchmark’s surplus as shown on the last statutory financial statement on file with the Kansas Insurance Department and the California Department of Insurance, respectively, or 100% of net income during the applicable twelve-month period (not including realized capital gains); and in Utah, the lesser of 10% of ALIC’s surplus as shown on the last statutory financial statement on file with the Utah Insurance Department, 100% of net income during the applicable twelve-month period (not including realized capital gains). As of December 31, 2019, the maximum amount of unrestricted dividends that our insurance company subsidiaries could pay to us without approval was $[ _ ] million. Our insurance company subsidiaries may be unable to pay dividends in the future, and the limitations of such dividends could adversely affect our business, liquidity or financial condition.

The effects of litigation on our business are uncertain and could have an adverse effect on our business.

As is typical in our industry, we continually face risks associated with litigation of various types, including general commercial and corporate litigation, and disputes relating to bad faith allegations which could result in us incurring losses in excess of policy limits. We are party to certain litigation matters throughout the year, mostly with respect to claims. Litigation is subject to inherent uncertainties, and if there were an outcome unfavorable to us, there exists the possibility of a material adverse impact on our results of operations and financial position in the period in which the outcome occurs. Even if an unfavorable outcome does not materialize, we still may face substantial expense and disruption associated with the litigation.

We may have exposure to losses from acts of terrorism as we are required by law to provide certain coverage for such losses.

U.S. insurers are required by state and federal law to offer coverage for acts of terrorism in certain commercial lines, including workers’ compensation. The Terrorism Risk Insurance Act, as extended by the Terrorism Risk Insurance Program Reauthorization Act of 2015 (“TRIPRA”) requires commercial P&C insurance companies to offer coverage for acts of terrorism, whether foreign or domestic, and established a federal assistance program through the end of 2020 to help cover claims related to future terrorism-related losses. The likelihood and impact of any terrorist act is unpredictable, and the ultimate impact on us would depend upon the nature, extent, location and timing of such an act. Although we reinsure a portion of the terrorism risk we retain under TRIPRA, our terrorism reinsurance does not provide full coverage for an act stemming from nuclear, biological or chemical terrorism. To the extent an act of terrorism, whether a domestic or foreign act, is certified by the Secretary of Treasury, we may be covered under TRIPRA of our losses for certain P&C lines of insurance. However, any such coverage would be subject to a mandatory deductible based on 20% of earned premium for the prior year for the covered lines of commercial P&C insurance. Based on our 2018 and 2019 earned premiums, our aggregate deductible under TRIPRA during 2019 and 2020 is approximately $       million and $       million, respectively. The federal government will then reimburse us for losses in excess of our deductible, which will be 81% of losses in 2019, and 80% in 2020, up to a total industry program limit of  $100 billion.

Assessments and premium surcharges for state guaranty funds, secondary-injury funds, residual market programs and other mandatory pooling arrangements may reduce our profitability.

Most states require insurance companies licensed to do business in their state to participate in guaranty funds, which require the insurance companies to bear a portion of the unfunded obligations of impaired, insolvent or failed insurance companies. These obligations are funded by assessments, which are expected to continue in the future. State guaranty associations levy assessments, up to prescribed limits, on all member insurance companies in the state based on their proportionate share of premiums written in the lines of business in which the impaired, insolvent or failed insurance companies are engaged. Accordingly, the assessments levied on us may increase as we increase our written premiums. Some states also have laws that establish secondary-injury funds to reimburse insurers and employers for claims paid to injured employees for aggravation of prior conditions or injuries. These funds are supported by either assessments or premium surcharges based on incurred losses.

In addition, as a condition to conducting business in some states, insurance companies are required to participate in residual market programs to provide insurance to those who cannot procure coverage from an insurance carrier on a negotiated basis. Insurance companies generally can fulfill their residual market obligations by, among other things, participating in a reinsurance pool where the results of all policies provided through the pool are shared by the participating insurance companies. Although we price our insurance to account for our potential obligations under these pooling arrangements, we may not be able to accurately estimate our liability for these obligations. Accordingly, mandatory pooling arrangements may cause a decrease in our profits. Further, the impairment, insolvency or failure of other insurance companies in these pooling arrangements would likely increase the liability for other members in the pool. The effect of assessments and premium surcharges or increases in such assessments or surcharges could reduce our profitability in any given period or limit our ability to grow our business.

Risks related to our common stock and this offering

There is no public market for our common stock and a market may never develop.

Prior to this offering, there has been no public market for our common stock. Although our common stock has been approved for listing on       , an active trading market for shares of our common stock may never develop or be sustained following this offering. If an active trading market does not develop, you may have difficulty selling your shares of common stock at an attractive price, or at all. The price for our common stock in this offering will be determined by negotiations among us, the selling stockholders and representatives of the underwriters, and it may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell your shares of our common stock at or above the initial public offering price or at any other price, or at the time that you would like to sell. An inactive market may also impair our ability to raise capital by selling our common stock, our ability to motivate our employees and sales representatives through equity incentive awards, and our ability to acquire other companies, products or technologies by using our common stock as consideration.

If securities analysts do not publish research or reports about our business or our industry or if they issue unfavorable commentary or negative recommendations with respect to our common stock, the price of our common stock could decline.

The trading market for our common stock will be influenced by the research and reports that equity research and other securities analysts publish about us, our business and our industry. We do not have control over these analysts and we may be unable or slow to attract research coverage. One or more analysts could issue negative recommendations with respect to our common stock or publish other unfavorable commentary or cease publishing reports about us, our business or our industry. If one or more of these analysts cease coverage of us, we could lose visibility in the market. As a result of one or more of these factors, the market price of our common stock price could decline rapidly and our common stock trading volume could be adversely affected.

Our stock price may be volatile or may decline regardless of our operating performance.

Some factors that may cause the market price of our common stock to fluctuate, in addition to the other risks mentioned in this section of the prospectus, are:

•	our operating and financial performance and prospects;
•	our announcements or our competitors’ announcements regarding new products or services, enhancements, significant contracts, acquisitions or strategic investments;
•	changes in earnings estimates or recommendations by securities analysts who cover our common stock;
•	fluctuations in our quarterly financial results or earnings guidance or the quarterly financial results or earnings guidance of companies perceived to be similar to us;
•	changes in our capital structure, such as future issuances of securities, sales of large blocks of common stock by our stockholders, including our principal stockholders, or the incurrence of additional debt;
•	departure of key personnel;
•	reputational issues;
•	changes in general economic and market conditions;
•	changes in industry conditions or perceptions or changes in the market outlook for the insurance industry; and
•	changes in applicable laws, rules or regulations, regulatory actions affecting us and other dynamics.

The securities markets have from time to time experienced extreme price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of particular companies. These broad market fluctuations, as well as general market, economic and political conditions, such as recessions, loss of investor confidence or interest rate changes, may negatively affect the market price of our common stock. In addition, price volatility may be greater if the public float and trading volume of shares of our common stock are low.

Our principal stockholders will be able to exert significant influence over us and our corporate decisions.

Immediately following this offering, our principal stockholders, the Altaris Funds, will hold approximately       % of our common stock or       % if the underwriters exercise their option to purchase additional shares of common stock to cover over-allotments in full. As a result, our principal stockholders are able to influence matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other extraordinary transactions. Our principal stockholders may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. The concentration of ownership may also have the effect of delaying, preventing or deterring a change of control of us, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of us and may ultimately affect the market price of our common stock.

As long as our principal stockholders own a majority of our common stock, we may rely on certain exemptions from the corporate governance requirements of       available for “controlled companies.”

Upon the completion of this offering, we will be a “controlled company” within the meaning of the corporate governance listing requirements of       because our principal stockholders will continue to own more than 50% of our outstanding common stock. A controlled company may elect not to comply with certain corporate governance requirements of       . Accordingly, our board of directors will not be

required to have a majority of independent directors and our compensation, nominating and corporate governance committee will not be required to meet the director independence requirements to which we would otherwise be subject until such time as we cease to be a “controlled company.” If we elect to rely on “controlled company” exemptions, you will not have certain of the protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of          .

Our principal stockholders could sell their interests in us to a third party in a private transaction, which may result in your not realizing any change-of-control premium on your shares and subject us to the influence of a currently unknown third party.

Following the completion of this offering, our principal stockholders will continue to beneficially own more than 50% of our common stock. Our principal stockholders will have the ability, should they choose to do so, to sell some or all of their shares of our common stock in a privately negotiated transaction, which, if sufficient in size, could result in another party gaining significant influence over us.

The ability of our principal stockholders to sell their shares of our common stock privately, with no requirement for a concurrent offer to be made to acquire all of the shares of our outstanding common stock that will be publicly traded after this offering, could prevent you from realizing any change-of-control premium on your shares of our common stock that may accrue to our principal stockholders upon their private sales of our common stock.

Future sales, or the perception of future sales, of our common stock may depress our stock price.

If our stockholders sell a large number of shares of our common stock, or if we issue a large number of shares of our common stock in connection with future acquisitions, financings, or other circumstances, the market price of shares of our common stock could decline significantly. Moreover, the perception in the public market that our stockholders may sell shares of our common stock could depress the market price of those shares. In addition, sales of a substantial number of shares of our common stock by our principal stockholders could adversely affect the market price of our common stock.

All the shares sold in this offering will be freely tradable without restriction, except for shares acquired by any of our “affiliates,” as defined in Rule 144 under the Securities Act. Immediately after this offering, the public market for our common stock will include only the       shares of common stock that are being sold in this offering. Once we register these shares, they can be sold in the public market upon issuance, subject to restrictions under the securities laws applicable to resales by affiliates. In addition, the registration rights agreement with our principal stockholders pursuant to which we will be obligated to register our principal stockholders’ shares of our common stock for public resale upon request by our principal stockholders, beginning 180 days following the date of this prospectus. See “Shares eligible for future sale — Registration Rights Agreement.”

We expect that we, our principal stockholders and our directors and executive officers will enter into lock-up arrangements under which we and they will agree that we and they will not sell, directly or indirectly, any common stock for a period of 180 days from the date of this prospectus (subject to certain exceptions) without the prior written consent of J.P. Morgan Securities LLC, as one of the representatives of the underwriters. See “Underwriting.”

We will incur significant increased costs as a result of operating as a public company, and operating as a public company will place additional demands on our management.

As a public company, and particularly after we are no longer an emerging growth company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act and rules subsequently implemented by the SEC and       have imposed various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Compliance with these requirements will place significant additional demands on our management and will require us to enhance certain internal functions, such as investor relations, legal, financial reporting and corporate communications. Accordingly, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance.

We currently do not anticipate declaring or paying regular dividends on our common stock.

We do not currently anticipate declaring or paying regular cash dividends on our common stock in the near term. We currently intend to use our future earnings, if any, to fund our growth and develop our business and for general corporate purposes (which may include capital contributions to our insurance company subsidiaries). Therefore, you are not likely to receive any dividends on your common stock in the near term, and the success of an investment in shares of our common stock will depend upon any future appreciation in their value. There is no guarantee that shares of our common stock will appreciate in value or even maintain the price at which they are initially offered. Any future declaration and payment of dividends or other distributions of capital will be at the discretion of our board of directors and the payment of any future dividends or other distributions of capital will depend on many factors, including our financial condition, earnings, cash needs, regulatory constraints, capital requirements (including requirements of our subsidiaries) and any other factors that our board of directors deems relevant in making such a determination. In addition, the terms of the agreements governing the debt we incurred, or debt that we may incur, may limit or prohibit the payment of dividends. For more information, see “Dividend policy.” We may not establish a dividend policy or pay dividends in the future or continue to pay any dividend if we do commence paying dividends pursuant to a dividend policy or otherwise.

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware is the exclusive forum for certain disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware is the exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a breach of fiduciary duty, any action asserting a claim against us arising pursuant to the Delaware General Corporation Law (the “DGCL”) or any action asserting a claim against us that is governed by the internal affairs doctrine. Unless the Corporation consents in writing to the selection of an alternative forum, the exclusive forum for any action under the Securities Act or the Exchange Act shall be either the Court of Chancery of the State of Delaware or the federal district court for the District of Delaware. This exclusive forum provision will not apply to claims which are vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery of the State of Delaware, for which the Court of Chancery of the State of Delaware does not have subject matter jurisdiction or, in the case of an action under the Securities Act or the Exchange Act, for which neither the Court of Chancery of the State of Delaware nor the federal district court for the District of Delaware has subject matter jurisdiction. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that the stockholder finds favorable for disputes with us or our directors, officers or other employees and may discourage these types of lawsuits. Alternatively, if a court were to find the choice of forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, financial condition and results of operations. For example, the Court of Chancery of the State of Delaware recently determined that a provision stating that federal district courts are the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act is not enforceable. This decision may be reviewed and ultimately overturned by the Delaware Supreme Court.

Provisions in our organizational documents, Delaware corporate law, state insurance laws and certain of our contractual agreements and compensation arrangements may prevent or delay an acquisition of us.

Provisions of our amended and restated certificate of incorporation and amended and restated bylaws and of state law may delay, deter, prevent or render more difficult a takeover attempt that our stockholders may consider in their best interests. For example, such provisions or laws may prevent our stockholders from receiving the benefit from any premium to the market price of our common stock offered by a bidder in a takeover context. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of our common stock if they are viewed as discouraging takeover attempts in the future.

Certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws may have anti-takeover effects and may delay, deter or prevent a takeover attempt that our stockholders may consider in their best interests. The provisions provide for, among others:

•	the ability of our board of directors to issue one or more series of preferred stock;
•	the filling of any vacancies on our board of directors by the affirmative vote of a majority of the remaining directors, even if less than a quorum, or by a sole remaining director or by the stockholders; provided, however, that after the first time when the principal stockholders cease to beneficially own, in the aggregate, at least 50% of our outstanding common stock, any vacancy occurring in our board of directors may only be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director (and not by the stockholders);
•	certain limitations on convening special stockholder meetings;
•	advance notice for nominations of directors by stockholders and for stockholders to include matters to be considered at our annual meetings; and
•	stockholder action by written consent only until the first time when our principal stockholders cease to beneficially own, in the aggregate, 50% or greater of our outstanding common stock.

Section 203 of the DGCL may affect the ability of an “interested stockholder” to engage in certain business combinations, including mergers, consolidations or acquisitions of additional shares, for a period of three years following the time that the stockholder becomes an “interested stockholder.” An “interested stockholder” is defined to include persons owning directly or indirectly 15% or more of the outstanding voting stock of a corporation.

The insurance laws and regulations of the various states in which our insurance company subsidiaries are organized may delay or impede a business combination involving us. State insurance laws generally prohibit an entity from acquiring control of an insurance company without the prior approval of the domestic insurance regulator. Under most states’ statutes, an entity is presumed to have control of an insurance company if it owns, directly or indirectly, 10% or more of the voting stock of that insurance company or its parent company. These regulatory restrictions may delay, deter or prevent a potential merger or sale of us, even if our board of directors decides that it is in the best interests of stockholders for us to merge or be sold. These restrictions also may delay sales by us or acquisitions by third parties of our insurance company subsidiaries.

These anti-takeover provisions and laws may delay, deter or prevent a takeover attempt that our stockholders may consider in their best interests. As a result, our stockholders may be limited in their ability to obtain a premium for their shares. See “Description of capital stock — Certain anti-takeover provisions of our amended and restated certificate of incorporation, our amended and restated bylaws and applicable law.”

Our amended and restated certificate of incorporation will provide that our principal stockholders have no obligation to offer us corporate opportunities.

The Altaris Funds and the members of our board of directors who are affiliated with the Altaris Funds, by the terms of our amended and restated certificate of incorporation, are not required to offer us any corporate opportunity of which they become aware and can take any such opportunity for themselves or offer it to other companies in which they have an investment, unless such opportunity is expressly offered to them solely in their capacity as our directors. Trean Insurance Group, Inc., by the terms of our amended and restated certificate of incorporation, expressly renounces any interest in any such corporate opportunity to the extent permitted under applicable law, even if the opportunity is one that we would reasonably be deemed to have pursued if given the opportunity to do so. Our amended and restated certificate of incorporation cannot be amended to eliminate our renunciation of any such corporate opportunity arising prior to the date of any such amendment.

The Altaris Funds are in the business of making investments in portfolio companies and may from time to time acquire and hold interests in businesses that compete with us, and the Altaris Funds have no obligation to refrain from acquiring competing businesses. Any competition could intensify if an affiliate or subsidiary of the Altaris Funds were to enter into or acquire a business similar to ours. These potential conflicts of interest could have a material adverse effect on our business, financial condition, results of operations or prospects if attractive corporate opportunities are allocated by the Altaris Funds to themselves, their portfolio companies or their other affiliates instead of to us.

We will be required by Section 404 of the Sarbanes-Oxley Act to evaluate the effectiveness of our internal control over financial reporting. If we are unable to achieve and maintain effective internal controls, our business, operating results and financial condition could be harmed.

As a public company with SEC reporting obligations, we will be required to document and test our internal control procedures to satisfy the requirements of Section 404(b) of the Sarbanes-Oxley Act, which will require annual assessments by management of the effectiveness of our internal control over financial reporting beginning with the annual report for our fiscal year ended December 31, 2020. We are an emerging growth company, and thus we are exempt from the auditor attestation requirement of Section 404(b) of Sarbanes-Oxley until such time as we no longer qualify as an emerging growth company. See also “— We are an “emerging growth company” within the meaning of the Securities Act and have elected to take advantage of reduced disclosure requirements and other exemptions applicable to emerging growth companies.” Regardless of whether we qualify as an emerging growth company, we will still need to implement substantial internal control systems and procedures in order to satisfy the reporting requirements under the Exchange Act and applicable requirements. During the course of our assessment, we may identify deficiencies that we are unable to remediate in a timely manner. Testing and maintaining our internal control over financial reporting may also divert management’s attention from other matters that are important to the operation of our business. We may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404(b) of Sarbanes-Oxley. If we conclude that our internal control over financial reporting is not effective, we cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or their effect on our operations. Moreover, any material weaknesses or other deficiencies in our internal control over financial reporting may impede our ability to file timely and accurate reports with the SEC. Any of the above could cause investors to lose confidence in our reported financial information or our common stock listing on       to be suspended or terminated, which could have a negative effect on the market price of our common stock.

We are an “emerging growth company” within the meaning of the Securities Act and have elected to take advantage of reduced disclosure requirements and other exemptions applicable to emerging growth companies.

For as long as we remain an “emerging growth company,” as defined in JOBS Act, we will have the option to take advantage of certain exemptions from various reporting and other requirements that are applicable to other public companies that are not emerging growth companies, including reduced disclosure obligations regarding executive compensation in our registration statements, periodic reports and proxy statements, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”), being permitted to have an extended transition period for adopting any new or revised accounting standards that may be issued by the Financial Accounting Standards Board (“FASB”) or the SEC, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

In this prospectus we have elected to take advantage of the reduced disclosure requirements relating to executive compensation, and in the future, we may take advantage of any or all of these exemptions for so long as we remain an emerging growth company. We will remain an emerging growth company until the earliest of (i) the end of the fiscal year during which we have total annual gross revenue of $1.07 billion (as adjusted for inflation pursuant to SEC rules from time to time) or more, (ii) the end of the fiscal year following the fifth anniversary of the completion of this offering, (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt or (iv) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended.

We have availed ourselves of reduced reporting requirements in this prospectus. In particular, in this prospectus, we have not included all of the executive compensation-related information that would be required if we were not an emerging growth company. We expect to continue to avail ourselves of the emerging growth company exemptions described above. In addition, we expect to avail ourselves of the extended transition period for complying with new or revised accounting standards. As a result, the information that we provide to stockholders will be less comprehensive than what you may receive from other public companies.

Because we have elected to use the extended transition period for complying with new or revised accounting standards for an “emerging growth company,” our combined financial statements may not be comparable to companies that currently comply with these accounting standards.

We have elected to use the extended transition period for complying with new or revised accounting standards under Section 7(a)(2)(B) of the Securities Act. This election allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result of this election, our combined financial statements may not be comparable to companies that comply with these accounting standards as of the public company effective dates. Consequently, our combined financial statements may not be comparable to companies that comply with public company effective dates. Because our combined financial statements may not be comparable to companies that comply with public company effective dates, investors may have difficulty evaluating or comparing our business, performance or prospects in comparison to other public companies, which may have a negative impact on the value and liquidity of our common stock. We cannot predict if investors will find our common stock less attractive because we plan to rely on this exemption. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

You will incur immediate dilution as a result of this offering.

The initial public offering price is substantially higher than the net stockholders’ tangible book value per share of our common stock based on the total value of our tangible assets less our total liabilities divided by our shares of common stock outstanding immediately following this offering. Therefore, if you purchase common stock in this offering, you will experience immediate and substantial dilution in net tangible book value per share after consummation of this offering. You may experience additional dilution upon future equity issuances. See “Dilution.”

We have broad discretion in the use of the net proceeds from the sale of shares by us in this offering and may not use them effectively.

We intend to use the net proceeds from this offering for general corporate purposes. Our management has broad discretion over how these proceeds are to be used and could spend the proceeds in ways with which you may not agree. In addition, we may not use the proceeds of this offering effectively or in a manner that increases our market value or enhances our profitability. We have not established a timetable for the effective deployment of the proceeds, and we cannot predict how long it will take to deploy the proceeds.

Applicable insurance laws may make it difficult to effect a change of control.

Under applicable Kansas, California and Utah insurance laws and regulations, no person may acquire control of a domestic insurer until written approval is obtained from the state insurance commissioner following a public hearing on the proposed acquisition. Such approval would be contingent upon the state insurance commissioner’s consideration of a number of factors including, among others, the financial strength of the proposed acquiror, the acquiror’s plans for the future operations of the domestic insurer and any anti-competitive results that may arise from the consummation of the acquisition of control. Kansas, California and Utah insurance laws and regulations pertaining to changes of control apply to both the direct and indirect acquisition of ten percent or more of the voting stock of that state’s domiciled insurer. Accordingly, the acquisition of ten percent or more of our common stock would be considered an indirect change of control of Trean Insurance Group, Inc. and would trigger the applicable change of control filing requirements under Kansas, California and Utah insurance laws and regulations, absent a disclaimer of control filing and its acceptance by the Kansas Insurance Department, the California

Department of Insurance and the Utah Insurance Department. These requirements may discourage potential acquisition proposals and may delay, deter or prevent a change of control of Trean Insurance Group, Inc., including through transactions that some or all of the stockholders of Trean Insurance Group, Inc. may consider to be desirable. See “Regulation.”

Forward-looking statements

We have made statements under the captions “Prospectus summary,” “Risk factors,” “Management’s discussion and analysis of financial condition and results of operations,” “Business” and in other sections of this prospectus that are forward-looking statements. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue,” the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about us, may include projections of our future financial performance, our anticipated growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including those factors discussed under the caption entitled “Risk factors.” You should specifically consider the numerous risks outlined under “Risk factors.”

Forward-looking statements speak only as of the date of this prospectus. Except as expressly required under federal securities laws and the rules and regulations of the SEC, we do not have any obligation, and do not undertake, to update any forward-looking statements to reflect events or circumstances arising after the date of this prospectus, whether as a result of new information or future events or otherwise. You should not place undue reliance on the forward-looking statements included in this prospectus or that may be made elsewhere from time to time by us, or on our behalf. All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

Organizational structure

The diagram below depicts our current organizational structure:

Following the date of this prospectus and prior to the completion of this offering, each of Trean Holdings and BIC Holdings will contribute all of their respective assets and liabilities to Trean Insurance Group, Inc., a newly formed direct subsidiary of BIC Holdings, in exchange for shares of common stock in Trean Insurance Group, Inc. as consideration. Upon the completion of the transfer, Trean Holdings and BIC Holdings will be dissolved and will distribute in-kind shares to the Pre-IPO Unitholders.

In addition, Trean Insurance Group, Inc. will acquire the Blake Enterprises entities’ 55% equity interest in Compstar Holding in exchange for shares of common stock in Trean Insurance Group, Inc. as consideration. Upon the completion of the acquisition, Trean Insurance Group, Inc. will contribute such 55% equity interest to Trean Compstar after which Trean Compstar will own 100% of Compstar Holding.

The Pre-IPO Unitholders will receive an economically equivalent amount of shares of Trean Insurance Group, Inc.’s common stock determined based on the initial public offering price.

Assuming an initial public offering price of $       per share (the midpoint of the price range set forth on the cover page of this prospectus), immediately following the completion of this offering, our principal stockholders will hold approximately       % of our common stock,       % will be held by the management and other investors and the remaining      % will be held by public stockholders (or       %,       % and       %, respectively, if the underwriters’ option to purchase additional shares to cover over-allotments is exercised in full).

The diagram below depicts our organizational structure immediately following this offering:

Use of proceeds

We estimate the net proceeds from the sale of shares by us in this offering will be approximately $       million, based on an assumed initial public offering price of $       per share of common stock, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses of $       million.

A $1.00 increase (decrease) in the assumed initial public offering price of $       per share would increase (decrease) the net proceeds to us from this offering by approximately $       million, assuming the number of shares offered by us, which we show on the cover of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions.

We intend to use the net proceeds from our sale of shares of common stock in this offering to (i) redeem all $6.0 million aggregate liquidation preference of the Series B Preferred Stock, (ii) redeem all $0.4 million aggregate liquidation preference of the ALIC Preferred Stock, (iii) redeem all $7.7 million aggregate principal amount of the Subordinated Notes, (iv) repay $       million of outstanding indebtedness under the 2018 First Horizon Credit Agreement (as defined below), (v) repay $         million of outstanding indebtedness under the 2018 Oak Street Credit Agreement and (vi) pay an aggregate one-time payment of $     million to Altaris Capital Partners, LLC in connection with the termination of our consulting and advisory agreements with it. See “Certain Relationships and Related Party Transactions — Consulting Agreements.” Any remaining proceeds will be used for general corporate purposes, including to support the growth of our business.

There are four tranches of Series B Preferred Stock that have no maturity date and pay dividends at a rate per annum, respectively, of 3.00%, 4.00%, 2.85% and in an amount equal to the actual net investment income earned on the outstanding liquidation preference. The ALIC Preferred Stock have no maturity date and pay dividends in an amount per annum equal to the actual net investment income earned on the outstanding liquidation preference. The Subordinated Notes bear interest at 3-month LIBOR plus a margin of 3.50% and have a maturity date of July 7, 2036. As of December 31, 2019, the Term Loan Facility permitted borrowings up to $27.5 million, bore interest at 3-month LIBOR plus a margin of 4.50% and had a maturity date of April 3, 2023.

This expected use of net proceeds from this offering represents our intentions based on our current plans and business conditions, which could change in the future as our plans and business conditions evolve. As a result, our management will retain broad discretion over the use of the net proceeds from the sale of shares by us in this offering and our existing cash and cash equivalents.

We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders in this offering.

Dividend policy

We currently intend to retain any future earnings for use in the operation of our business and do not intend to declare or pay any cash dividends in the foreseeable future. Any further determination to pay dividends on our common stock will be at the discretion of our board of directors, subject to applicable laws, and will depend on our financial condition, results of operations, capital requirements, general business conditions, and other factors that our board of directors considers relevant.

Our status as a holding company and a legal entity separate and distinct from our subsidiaries affects our ability to pay dividends and make other payments. As a holding company without significant operations of our own, the principal sources of our funds are dividends and other payments from our subsidiaries. The ability of our insurance company subsidiaries to pay dividends to us is subject to limits under insurance laws of the states in which our insurance company subsidiaries are domiciled or commercially domiciled. See “Risk factors — As a holding company, we rely on dividends and payments from our subsidiaries to operate our business. Our ability to receive dividends and permitted payments from our insurance company subsidiaries is subject to regulatory constraints.” Furthermore, dividends from our insurance company subsidiaries are limited by minimum capital requirements in state regulations. See “Management’s discussion and analysis of financial condition and results of operations — Liquidity and capital resources” and “Regulation.”

Capitalization

The following table sets forth our capitalization as of December 31, 2019, on an:

•	actual basis;
•	as adjusted basis giving effect to the reorganization transactions described in “Organizational structure”; and
•	as further adjusted basis giving effect to the issuance and sale by us of shares of our common stock in this offering and the application of the net proceeds therefrom as described in “Use of proceeds,” based on an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

The as further adjusted information set forth in the table below is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined when the initial public offering price is determined. You should read this table with the sections of this prospectus entitled “Organizational structure,” “Use of proceeds,” “Selected historical combined financial and other data,” “Management’s discussion and analysis of financial condition and results of operations” and our combined financial statements and the related notes included elsewhere in this prospectus.

As of December 31, 2019
	Actual		As adjusted		As further adjusted(1)
(in thousands, except shares and per share data)
Long-term debt	$	[ _ ]	$		$
Stockholders’ / members’ equity:
Members’ equity		[ _ ]		—		—
Preferred stock of subsidiaries, $0.01 par value per share, 1,000,000 shares authorized; 10 shares issued and outstanding, actual; no shares issued and outstanding, as adjusted and as further adjusted		[ _ ]		—		—
Common stock, $0.01 par value per share, no shares authorized or issued and outstanding, actual; shares authorized, shares issued and outstanding, as adjusted; shares issued and outstanding, as further adjusted		—
Preferred stock, $0.01 par value per share, no shares authorized or issued and outstanding, actual; shares authorized, no shares issued and outstanding, as adjusted and as further adjusted		—
Additional paid-in capital		[ _ ]
Retained earnings		[ _ ]
Accumulated other comprehensive loss		[ _ ]
Total stockholders’ / members’ equity		[ _ ]
Total capitalization	$	[ _ ]	$		$
(1)	Each $1.00 increase or decrease in the assumed initial public offering price of $ per share of common stock (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) total stockholders’ equity by approximately $ , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discount and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each 1,000,000 increase or decrease in the number of shares of common stock offered in this offering by us would increase or decrease total stockholders’ equity by approximately $ , assuming that the assumed initial public offering price remains the same, and after deducting the underwriting discount and commissions and estimated offering expenses payable by us.

The number of shares of common stock outstanding after the offering is based on our outstanding shares as of           , 2020, after giving effect to the reorganization transactions described in “Organizational structure,” and excludes           shares of common stock reserved for future issuance under our omnibus incentive plan that we expect to have approved upon consummation of this offering.

Dilution

If you invest in our common stock, your interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our common stock and the as further adjusted net tangible book value per share of our common stock after this offering.

As of December 31, 2019, our net tangible book value was $[ _ ] million. As adjusted net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of our common stock that will be outstanding immediately after giving effect to the reorganization transactions described in “Organizational structure” but before the completion of this offering. As of December 31, 2019, our as adjusted net tangible book value per share was $         .

Dilution per share to new investors in this offering represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering (i.e., the initial public offering price per share) and the as further adjusted net tangible book value per share. As further adjusted net tangible book value per share represents as adjusted net tangible book value per share as further adjusted to give effect to sale by us of        shares of common stock in this offering (the number of shares offered by us set forth on the cover page of this prospectus), assuming an initial public offering price of $          per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. As of December 31, 2019, our as further adjusted net tangible book value was $   million, or $          per share of common stock. This represents an immediate increase in as adjusted net tangible book value of $       per share to existing stockholders and an immediate dilution of $       per share to new investors purchasing shares in this offering.

The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
As adjusted net tangible book value per share as of December 31, 2019	$
Increase in as adjusted net tangible book value per share attributable to new investors purchasing shares in this offering
As further adjusted net tangible book value per share immediately after this offering		$
Dilution per share to new investors in this offering		$

A $1.00 increase (decrease) in the assumed initial public offering price of $          per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our as further adjusted net tangible book value per share immediately after this offering by $          per share and the dilution per share to new investors in this offering by $          per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Similarly, each increase (decrease) in 1,000 shares of the number of shares offered by us would increase (decrease) the as further adjusted net tangible book value per share immediately after this offering by $          and decrease (increase) the dilution per share to new investors in this offering by $          per share, assuming the assumed initial public offering price of $          per share, which is the midpoint of the price range set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase additional shares to cover over-allotments, as further adjusted net tangible book value per share immediately after this offering would not change since the selling stockholders are selling all the shares pursuant to any exercise of this option, and we will not receive any of the proceeds from the sale of shares by the selling stockholders.

The following table summarizes, on an as further adjusted basis as of December 31, 2019 as described above, the differences between existing stockholders and new investors in this offering with respect to the number of shares of our common stock purchased, the total consideration paid to us and the average price per share paid:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders		%	$	%	$
New investors in this offering
Total		100%	$	100%

A $1.00 increase (decrease) in the assumed initial public offering price of $          per share would increase (decrease) total consideration paid by new investors in this offering and total consideration paid by all stockholders by approximately $   million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. Similarly, each increase (decrease) of 1,000 shares in the number of shares offered by us would increase (decrease) the total consideration paid by new investors and total consideration paid by all stockholders by $   million, assuming the assumed initial public offering price of $       per share (the midpoint of the price range set forth on the cover page of this prospectus) remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise in full their option to purchase additional shares to cover over-allotments, the number of shares held by existing stockholders will decrease to          , or       % of the total number of shares of common stock outstanding immediately after this offering and the number of shares held by new investors in this offering will increase to          , or       % of the total number of shares of common stock outstanding immediately after this offering.

To the extent that any options or other equity incentive grants are issued in the future with an exercise price or purchase price below the initial public offering price, new investors in this offering will experience further dilution.

Selected historical combined financial and other data

The following tables present selected historical combined financial and other data of BIC Holdings LLC and Trean Holdings LLC, along with their wholly owned subsidiaries, as of December 31, 2019 and 2018.

The selected historical combined financial and other data presented below do not purport to be indicative of the results that can be expected for any future period and should be read together with “Capitalization,” “Management’s discussion and analysis of financial condition and results of operations” and our combined financial statements and the related notes included elsewhere in this prospectus.

	Year ended December 31,
	2019		2018
	(in thousands)
Revenues:
Gross written premiums	$	[ _ ]	$357,007
Increase in gross unearned premiums		[ _ ]	(16,862)
Gross earned premiums		[ _ ]	340,415
Ceded earned premiums		[ _ ]	(273,569)
Net earned premiums		[ _ ]	66,576
Net investment income		[ _ ]	4,816
Net realized capital losses		[ _ ]	(715)
Other revenue		[ _ ]	7,826
Total revenue		[ _ ]	78,503

Expenses:
Losses and loss adjustment expenses		[ _ ]	35,729
General and administrative expenses		[ _ ]	15,706
Interest expense		[ _ ]	1,557
Total expenses		[ _ ]	52,992

Other income		[ _ ]	639
Income before taxes		[ _ ]	26,150

Provision for income taxes		[ _ ]	5,546
Equity losses in affiliates, net of tax		[ _ ]	(1,082)
Net income	$	[ _ ]	$19,522
Adjusted net income(1)	$	[ _ ]	$22,217
(1)	Adjusted net income is a non-GAAP financial measure. See “Management’s discussion and analysis of financial condition and results of operations — Reconciliation of non-GAAP financial measures” for a reconciliation of adjusted net income to net income in accordance with GAAP.

	At December 31,
	2019		2018
	(in thousands)
Balance sheet data:
Accrued investment income	$	[ _ ]	$2,372
Premiums and other receivables		[ _ ]	62,400
Related party receivables		[ _ ]	15,934
Reinsurance recoverable		[ _ ]	257,509
Prepaid reinsurance premiums		[ _ ]	66,765
Deferred policy acquisition cost, net		[ _ ]	2,976
Property and equipment, net		[ _ ]	8,134
Deferred tax asset		[ _ ]	1,823
Goodwill		[ _ ]	2,822
Other assets		[ _ ]	1,963
Total assets		[ _ ]	800,119
Unpaid loss and loss adjustment expenses		[ _ ]	340,415
Unearned premiums		[ _ ]	90,074
Funds held under reinsurance agreements		[ _ ]	166,838
Reinsurance premiums payable		[ _ ]	40,135
Accounts payable and accrued expenses		[ _ ]	15,004
Total liabilities		[ _ ]	688,988
Redeemable preferred stock		[ _ ]	6,000
Total members’ equity		[ _ ]	105,131
Total liabilities and members’ equity	$	[ _ ]	$800,119
	Year ended December 31,
	2019		2018
Underwriting and other ratios:
Loss ratio(1)	[ _ ]	%	53.7%
Expense ratio(2)	[ _ ]	%	23.6%
Combined ratio(3)	[ _ ]	%	77.3%
Return on equity(4)	[ _ ]	%	19.3%
Adjusted return on equity(5)	[ _ ]	%	22.0%
(1)	The loss ratio is the ratio, expressed as a percentage, of losses and loss adjustment expenses to net earned premiums.
(2)	The expense ratio is the ratio, expressed as a percentage, of general and administrative expenses to net earned premiums.
(3)	The combined ratio is the sum of the loss ratio and the expense ratio. A combined ratio under 100% generally indicates an underwriting profit. A combined ratio over 100% generally indicates an underwriting loss.
(4)	Return on equity represents net income expressed on an annualized basis as a percentage of average beginning and ending members’ equity during the period.
(5)	Adjusted return on equity is a non-GAAP financial measure defined as adjusted net income expressed on an annualized basis as a percentage of average beginning and ending members’ equity during the period. See “Management’s discussion and analysis of financial condition and results of operations — Reconciliation of non-GAAP financial measures” for a reconciliation of adjusted return on equity to return on equity in accordance with GAAP.

Management’s discussion and analysis of financial condition and results of operations

The following discussion and analysis of our financial condition and results of operations for the years ended December 31, 2019 and 2018 should be read in conjunction with the information included under “Business,” “Selected historical combined financial and other data” and our combined financial statements and the related notes included elsewhere in this prospectus. The discussion and analysis below are based on comparisons between our historical financial data for different periods and include certain forward-looking statements about our business, operations and financial performance. These forward-looking statements are subject to risks, uncertainties, assumptions and other factors described in “Risk factors.” Our actual results may differ materially from those expressed in, or implied by, those forward-looking statements. See “Forward-looking statements.”

Overview

We are an established, growing and highly profitable company focused on providing products and services to the specialty insurance market. We underwrite specialty casualty insurance products both through our Program Partners and also through our Owned MGAs. We also provide our Program Partners with a variety of services, including issuing carrier services, claims administration and reinsurance brokerage, from which we generate recurring fee-based revenues.

We have one reportable segment. We provide our insurance products and services to our Program Partners and Owned MGAs focused on specialty lines. We target a diversified portfolio of small to medium programs, typically with less than $30 million of premiums, that focus on niche segments of the specialty casualty insurance market and that we believe have strong underwriting track records.

Our goal is to deliver long-term value to our stockholders by growing our business and generating attractive returns. We have grown gross written premiums from $144.9 million for the year ended December 31, 2015 to $357.0 million for the year ended December 31, 2018, a CAGR of approximately 35.1% and have grown our net income from $7.9 million to $19.5 million at a CAGR of approximately 35.3% over the same time periods. Our average annualized return on equity from 2015 to 2018 was approximately 18%.

Components of our results of operations

Gross written premiums

Gross written premiums are the amounts received or to be received for insurance policies written or assumed by us during a specific period of time without reduction for general and administrative expenses (including policy acquisition costs), reinsurance costs or other deductions. The volume of our gross written premiums in any given period is generally influenced by:

•	Addition and retention of Program Partners;
•	New business submissions to our Program Partners;
•	Binding of new business submissions into policies;
•	Renewals of existing policies; and
•	Average size and premium rate of bound policies.

Gross earned premiums

Gross earned premiums are the earned portion of gross written premiums. We earn insurance premiums on a pro rata basis over the term of the policy. Our insurance policies generally have a term of one year.

Ceded earned premiums

Ceded earned premiums are the amount of gross earned premiums ceded to reinsurers. We enter into reinsurance contracts to limit our maximum losses and diversify our exposure and provide statutory surplus relief. The volume of our ceded earned premiums is affected by the level of our gross earned premiums and any decision we make to increase or decrease limits, retention levels and co-participations.

Net earned premiums

Net earned premiums represent the earned portion of our gross written premiums, less that portion of our gross written premiums that is earned and ceded to third-party reinsurers, including our Program Partners and professional reinsurers, under our reinsurance agreements.

Net investment income

We earn investment income on our portfolio of cash and invested assets. Our cash and invested assets are primarily comprised of fixed maturities, including other investments and short-term investments. Our net investment income includes interest income on our invested assets, which is net of the income earned on our reinsurance agreements, which are held for the benefit of our Program Partners.

Net realized capital gains/losses

Net realized capital gains/losses are a function of the difference between the amount received by us on the sale of a security and the security’s recorded value, the unrealized gains and losses on our equity portfolio, as well as any “other-than-temporary impairments” recognized in earnings.

Other revenue

Other revenue includes brokerage, third-party administrative, management and consulting fees, which are commonly based on written premiums.

Losses and loss adjustment expenses

Losses and LAE are net of reinsurance and include claims paid, estimates of future claim payments, changes in those estimates from prior reporting periods and costs associated with investigating, defending and servicing claims. In general, our losses and LAE are affected by:

•	frequency of claims associated with the particular types of insurance contracts that we write;
•	trends in the average size of losses incurred on a particular type of business;
•	mix of business written by us;
•	changes in the legal or regulatory environment related to the business we write;
•	trends in legal defense costs;
•	wage inflation; and
•	inflation in medical costs.

Losses and LAE are based on an actuarial analysis of the estimated losses, including losses incurred during the period and changes in estimates from prior periods. Losses and LAE may be paid out over a period of years.

General and administrative expenses

General and administrative expenses include policy acquisition costs and other underwriting expenses. Policy acquisition costs are principally comprised of the commissions we pay our brokers and program managers, net of ceding commissions we receive on business ceded under our reinsurance contracts. Policy acquisition costs that are directly related to the successful acquisition or reinsurance of those policies are deferred. The amortization of such policy acquisition costs is charged to expense in proportion to premium earned over the policy life. Other underwriting expenses include employee salaries and benefits, technology costs, office rent and professional services fees such as legal, accounting and actuarial services.

Interest expense

Interest expense consists primarily of interest paid on (i) our 2016 promissory note through April 2018, when the note was paid in full (See “— Liquidity and capital resources — Debt securities — 2016 promissory note”), (ii) the preferred capital securities issued by the Trust (See “— Liquidity and capital resources — Debt securities — 2006 subordinated notes”) and (iii) our term loan facility (See “— Liquidity and capital resources — Credit agreements — 2018 First Horizon Credit Agreement”).

Other income

Other income consists primarily of sublease revenue and other miscellaneous income items.

Key metrics

We discuss certain key financial and operating metrics, described below, which provide useful information about our business and the operational factors underlying our financial performance.

Underwriting income is a non-GAAP financial measure defined as income before taxes excluding net investment income, net realized capital losses, other revenue, interest expense and other income. See “— Reconciliation of non-GAAP financial measures” for a reconciliation of underwriting income to income before taxes in accordance with GAAP.

Adjusted net income is a non-GAAP financial measure defined as net income excluding the impact of unusual events or gains or losses that we do not believe reflect our core operating performance, which items may have a disproportionate effect in a given period, affecting comparability of our results. See “— Reconciliation of non-GAAP financial measures” for a reconciliation of adjusted net income to net income in accordance with GAAP.

Loss ratio, expressed as a percentage, is the ratio of losses and loss adjustment expenses to net earned premiums.

Expense ratio, expressed as a percentage, is the ratio of general and administrative expenses to net earned premiums.

Combined ratio is the sum of the loss ratio and the expense ratio. A combined ratio under 100% generally indicates an underwriting profit. A combined ratio over 100% generally indicates an underwriting loss.

Return on equity is net income expressed on an annualized basis as a percentage of average beginning and ending stockholders’ equity during the period.

Adjusted return on equity is a non-GAAP financial measured defined as adjusted net income expressed on an annualized basis as a percentage of average beginning and ending stockholders’ equity during the period. See “— Reconciliation of non-GAAP financial measures” for a reconciliation of adjusted return on equity to return on equity in accordance with GAAP.

Results of operations

Year ended December 31, 2019 compared to year ended December 31, 2018

The following table summarizes combines results of operations for the years ended December 31, 2019 and 2018:

	Years Ended December 31,			Change		Percentage Change
	2019		2018
	($ in thousands)
Revenues
Gross written premiums	$	[ _ ]	$357,007	$	[ _ ]	[ _ ]	%
Increase in gross unearned premiums		[ _ ]	(16,862)		[ _ ]	[ _ ]
Gross earned premiums		[ _ ]	340,145		[ _ ]	[ _ ]
Ceded earned premiums		[ _ ]	(273,569)		[ _ ]	[ _ ]
Net earned premiums		[ _ ]	66,576		[ _ ]	[ _ ]
Expenses
Losses and loss adjustment expenses		[ _ ]	35,729		[ _ ]	[ _ ]
General and administrative expenses		[ _ ]	15,706		[ _ ]	[ _ ]
Underwriting income(1)		[ _ ]	15,141		[ _ ]	[ _ ]
Net investment income		[ _ ]	4,816		[ _ ]	[ _ ]
Net realized capital gains (losses)		[ _ ]	(715)		[ _ ]	[ _ ]
Other revenue		[ _ ]	7,826		[ _ ]	[ _ ]
Interest expense		[ _ ]	1,557		[ _ ]	[ _ ]
Other income		[ _ ]	639		[ _ ]	[ _ ]
Income before taxes		[ _ ]	26,150		[ _ ]	[ _ ]
Provision for income taxes		[ _ ]	5,546		[ _ ]	[ _ ]
Equity earnings (losses) in affiliates, net of tax		[ _ ]	(1,082)		[ _ ]	[ _ ]
Net income	$	[ _ ]	$19,522	$	[ _ ]	[ _ ]	%
Adjusted net income(2)	$	[ _ ]	$22,217	$	[ _ ]	[ _ ]	%
(1)	Underwriting income is a non-GAAP financial measure. See " — Reconciliation of non-GAAP financial measures" for a reconciliation of underwriting income to net income in accordance with GAAP.
(2)	Adjusted net income is a non-GAAP financial measure. See " — Reconciliation of non-GAAP financial measures" for a reconciliation of adjusted net income to net income in accordance with GAAP.
	Year ended December 31,
	2019		2018
Key metrics:
Loss ratio	[ _ ]	%	53.7%
Expense ratio	[ _ ]	%	23.6%
Combined ratio	[ _ ]	%	77.3%
Return on equity	[ _ ]	%	19.3%
Adjusted return on equity(1)	[ _ ]	%	22.0%
(1)	Adjusted return on equity is a non-GAAP financal measure. See “— Reconciliation of non-GAAP financial measures” for a reconciliation of adjusted return on equity to return on equity in accordance with GAAP.

Gross written premiums

Gross written premiums were [ _ ] for the year ended December 31, 2019 compared to $357.0 million for the year ended December 31, 2018, an [increase/decrease] of [ _ ], or [ _ ]%. Premium growth in 2019 was due to [ _ ]. The changes in gross written premiums were most notable in the following lines of business:

Workers’ compensation, which represented [ _ ]% of our gross written premiums in 2019, [increased/decreased] by [ _ ], or [ _ ]%, for the year ended December 31, 2019 over the prior year.

Other liability, which represented [ _ ]% of our gross written premiums in 2019, [increased/decreased] by [ _ ], or [ _ ]%, for the year ended December 31, 2019 over the prior year.

Gross earned premiums

Gross earned premiums [increased/decreased] $[ _ ], or [ _ ]%, to $[ _ ] million for the year ended December 31, 2019 from $340.1 million for the year ended December 31, 2018. The increase was primarily due to [ _ ]. Gross earned premiums as a percentage of gross written premiums [increased/decreased] to [ _ ]% for the year ended December 31, 2019 from 95% for the year ended December 31, 2018.

Ceded earned premiums

Ceded earned premiums [increased/decreased] $[ _ ], or [ _ ]%, to $[ _ ] million for the year ended December 31, 2019 from $273.6 million for the year ended December 31, 2018. The increase was primarily due to [ _ ]. Ceded earned premiums as a percentage of gross written premiums [increased/decreased] to [ _ ]% for the year ended December 31, 2019 from 80% for the year ended December 31, 2018.

Net earned premiums

Net earned premiums [increased/deceased] $[ _ ] million, or [ _ ]%, to $[ _ ] million for the year ended December 31, 2019 from $66.6 million for the year ended December 31, 2018 due primarily to the higher gross earned premiums described above offset by the higher ceded earned premiums described above under reinsurance agreements for the year ended December 31, 2019. The below table shows the amount of premiums we earned on a gross and net basis:

	Years Ended December 31,			Change		Percentage Change
	2019		2018
Revenues:
Gross written premiums	$	[ _ ]	$357,007	$	[ _ ]	[ _ ]	%
Increase in gross unearned premiums		[ _ ]	(16,862)		[ _ ]	[ _ ]
Gross earned premiums		[ _ ]	340,145		[ _ ]	[ _ ]
Ceded earned premiums	$	[ _ ]	$(273,569)	$	[ _ ]	[ _ ]	%

Net investment income

Investment income [increased/decreased] $[ _ ], or [ _ ]%, to [ _ ] for the year ended December 31, 2019 from $4.8 million for the year ended December 31, 2018 due primarily to [ _ ].

Net realized capital gains/losses

Net realized capital gains/losses [increased/decreased] $[ _ ], or [ _ ]%, to [ _ ] for the year ended December 31, 2019 from $0.7 million for the year ended December 31, 2018 due primarily to [ _ ].

Other revenue

Other revenue [increased/decreased] $[ _ ], or [ _ ]%, to [ _ ] for the year ended December 31, 2019 from $7.8 million for the year ended December 31, 2018 due primarily to [ _ ]. The changes in other revenue were most notable in the following lines of business:

Other services, which represented approximately [ _ ]% of our other revenue earned in 2019, [increased/decreased] by [ _ ], or [ _ ]%, for the year ended December 31, 2019 over the prior year.

Losses and loss adjustment expenses

Losses and LAE [increased/decreased] $[ _ ], or [ _ ]%, to [ _ ] for the year ended December 31, 2019 from $35.7 million for the year ended December 31, 2018 due primarily to [ _ ].

General and administrative expenses

General and administrative expenses [increased/decreased] $[ _ ], or [ _ ]%, to [ _ ] for the year ended December 31, 2019 from $15.7 million for the year ended December 31, 2018 due primarily to [ _ ].

Interest expense

Interest expense [increased/decreased] $[ _ ], or [ _ ]%, to [ _ ] for the year ended December 31, 2019 from $1.6 million for the year ended December 31, 2018 due primarily to [ _ ].

Other income

Other income [increased/decreased] $[ _ ], or [ _ ]%, to [ _ ] for the year ended December 31, 2019 from $0.6 million for the year ended December 31, 2018 due primarily to [ _ ].

Provision for income taxes

Provision for income taxes [increased/decreased] $[ _ ], or [ _ ]%, to [ _ ] for the year ended December 31, 2019 from $5.5 million for the year ended December 31, 2018 due primarily to [ _ ].

Equity losses in affiliates, net of tax

Equity losses in affiliates, net of tax [increased/decreased] $[ _ ], or [ _ ]%, to [ _ ] for the year ended December 31, 2019 from $(1.1) million for the year ended December 31, 2018 due primarily to [ _ ].

Liquidity and capital resources

Sources and uses of funds

We are organized as a holding company with our operations conducted through our subsidiaries, including our wholly owned insurance subsidiaries, Benchmark, which is domiciled in Kansas and commercially domiciled in California, and ALIC, which is domiciled in Utah. Accordingly, the holding company may receive cash through (i) loans from banks, (ii) draws on a revolving loan agreement, (iii) issuance of equity and debt securities, (iv) corporate service fees from our operating subsidiaries, (v) payments from our subsidiaries pursuant to our consolidated tax allocation agreement and other transactions and (vi) dividends from our non-insurance subsidiaries and, subject to certain limitations discussed below, dividends from our insurance subsidiaries. We also may use the proceeds from these sources to contribute funds to the insurance subsidiaries in order to support premium growth, reduce our reliance on reinsurance, retire indebtedness on preferred stock, pay taxes and for other business purposes.

We receive corporate service fees from the operating subsidiaries to reimburse us for most of the operating expenses that we incur. Reimbursement of expenses through corporate service fees is based on the actual costs that we expect to incur with no mark-up above our expected costs.

State insurance laws restrict the ability of insurance companies to declare stockholder dividends without prior regulatory approval. State insurance regulators require insurance companies to maintain specified levels of statutory capital and surplus. Under Kansas and California law, dividends payable from Benchmark without the prior approval of the applicable insurance commissioner are limited to the greater of 10% of Benchmark’s surplus as shown on the last statutory financial statement on file with the Kansas Insurance Department and the California Department of Insurance, respectively, or 100% of statutory net income during the applicable twelve-month period (not including realized capital gains). Under Utah law, dividends payable from ALIC without the prior approval of the applicable insurance commissioner are limited to the lesser of 10% of ALIC’s surplus as shown on the last statutory financial statement on file with the Utah Insurance Department, 100% of net income during the applicable twelve-month period (not including realized capital gains). The maximum amount of dividends the insurance subsidiaries can pay us during 2020 without regulatory approval is $[ _ ] million. Insurance regulators have broad powers to ensure that statutory surplus remains at adequate levels, and there is no assurance that dividends of the maximum amount calculated under any applicable formula would be permitted. In the future, state insurance regulatory authorities that have jurisdiction over the payment of dividends by the insurance subsidiaries may adopt statutory provisions more restrictive than those currently in effect. The insurance subsidiaries did not pay any dividends to us for the year ended December 31, 2018.

As of December 31, 2019, we had $[ _ ] million in cash and cash equivalents, compared to $53.6 million as of December 31, 2018.

Management believes that we have sufficient liquidity available to meet our operating cash needs and obligations and committed capital expenditures for the next 12 months.

Cash flows

Our most significant source of cash is from premiums received from insureds, net of the related commission amount for the policies. Our most significant cash outflow is for claims that arise when a policyholder incurs an insured loss. Because the payment of claims occurs after the receipt of the premium, often years later, we invest the cash in various investment securities that generally earn interest and dividends.

	Years Ended December 31,			Change		Percentage Change
	2019		2018
Cash provided by (used in):
Operating activities	$	[ _ ]	$75,266	$	[ _ ]	[ _ ]	%
Investing activities		[ _ ]	(78,559)		[ _ ]	[ _ ]
Financing activities		[ _ ]	14,282		[ _ ]	[ _ ]
Net increase in cash, cash equivalents and restricted cash	$	[ _ ]	$10,989	$	[ _ ]	[ _ ]	%

The increase in cash provided by operating activities in 2019 was due primarily to [ _ ]. Cash flows from operations in each of the past two years were used primarily to fund [ _ ]. For the year ended December 31, 2019, net cash used in investing activities was $[ _ ] an [increase][decrease] of $[ _ ] million from 2018. For the year ended December 31, 2019, net cash used in financing activities was $[ _ ]. For the year ended December 31, 2018, net cash provided by financing activities was $14.3 million, which was mainly driven by proceeds from our term loan facility, offset by principal payments on the Subordinated Notes.

Credit agreements

2018 First Horizon Credit Agreement

In April 2018, Trean Corporation and Trean Compstar entered into a credit agreement with First Horizon Bank (formerly, First Tennessee Bank National Association) (the “2018 First Horizon Credit Agreement”), which includes a term loan facility totaling $27.5 million and a revolving credit facility of $3.0 million. Borrowings are secured by substantially all of the assets of Trean Holdings LLC and its subsidiaries. The loan has a variable interest rate of 3-month LIBOR plus 3.50%, which was 6.89% as of December 31, 2018. The outstanding principal balance of the loan is to be repaid in quarterly installments that escalate from approximately $344,000 to $859,000 until April 2023. All equity securities of the subsidiaries of Trean Holdings LLC have been pledged as collateral.

2018 Oak Street Credit Agreement

In April 2018, Compstar, Compstar Holding and Blake Baker entered into a credit agreement with Oak Street Funding LLC (the “2018 Oak Street Credit Agreement”), which provided for a term loan to Compstar and Compstar Holding of $23.7 million, the proceeds of which were used to fund a portion of the purchase price in connection with Compstar Holding’s acquisition of Compstar in 2018. Borrowings are secured by, among other things, substantially all of the assets of Compstar Holding and Compstar, a pledge of the equity interests of Compstar Holding and Compstar and a cash collateral account equal to 2.50% of the initial proceeds of the term loan. The loan has a variable per annum interest rate equal to (i) the rate of interest for the United States announced from time to time by the “Money Rates” section of The Wall Street Journal, plus (ii) 1.25%, which rate of interest was [ _ ]% as of [ _ ], 20[ _ ]. The outstanding principal balance of the loan is to be repaid in monthly installments over ten years from the month after the date of issuance of the loan.

Debt securities

2006 subordinated notes

In June 2006, the Trean Capital Trust I, a Delaware statutory trust (the “Trust”), issued 7,500 shares of preferred capital securities to Bear, Stearns Securities Corp. and 232 common securities to Trean Corporation. The proceeds of such issuances were invested by the Trust in $7.7 million aggregate principal amount of the Subordinated Notes. The Subordinated Notes represent the sole assets of the Trust. The Subordinated Notes mature on July 7, 2036. The interest rate was a fixed rate of 9.167% until July 7, 2011, at which time a variable interest rate of 3-month LIBOR (2.44% as of December 31, 2018) plus 3.50% is in effect. The interest rate totaled 5.94% as of December 31, 2018. There are optional dates for redemption of the Subordinated Notes, at our option on any January 7, April 7, July 7 or October 7 following July 7, 2011. There are no funding requirements for Trean Corporation to the Trust except for the necessary quarterly interest payments.

The preferred capital securities issued by the Trust in turn paid quarterly cash distributions at an annual rate of 9.167% per annum of the liquidation amount of $1 per security until July 7, 2011, and thereafter pay at a variable rate per annum, reset quarterly, equal to 3-month LIBOR plus 3.50%. The preferred capital securities do not have a stated maturity date, although they are subject to mandatory redemption upon maturity of the Subordinated Notes on July 7, 2036, or upon earlier redemption. These preferred securities are fully guaranteed by us.

2016 promissory note

On August 12, 2016, Benchmark entered into an approximately $10 million, 10-year term promissory note to Anchor Bank, N.A. The note bears interest at a 4.07% fixed rate. In the event of default, we pledged all of our shares in Benchmark. This note was paid in full in April 2018.

Reinsurance

We use reinsurance to convert underwriting risk to credit risk, protect the balance sheet, reduce earnings volatility and increase overall premium writing capacity. We utilize both quota share and excess of loss reinsurance to achieve these goals. Quota share reinsurance involves the proportional sharing of premiums and losses. Under excess of loss reinsurance, losses in excess of a retention level are paid by the reinsurer, subject to a limit.

Quota share reinsurance

We utilize quota share reinsurance to: (i) cede premium to Program Partners (non-professional reinsurers) to transfer underwriting risk and align incentives, and (ii) cede premium to professional reinsurers to increase the amount of gross premiums we can write while managing net premiums written leverage appropriately based on its capital base, A.M. Best rating and risk appetite. It is a core pillar of our underwriting philosophy that Program Partners retain a significant portion of the underwriting risk of their program. We believe this best aligns interests, attracts higher quality programs and leads to better underwriting results.

Excess of loss and catastrophe reinsurance

We purchase excess of loss and catastrophe reinsurance from professional reinsurers to protect against catastrophic, large loss and/or unforeseen extreme loss activity that could otherwise negatively impact Benchmark’s profitability and capital base. The majority of our exposure to catastrophe risk stems from the workers’ compensation premium we retain net of premiums ceded to Program Partners and professional reinsurers. Potential catastrophic events include earthquake, terrorism or another event that could cause more than one covered employee working at the same location to be injured in the event. This catastrophic exposure is generally ameliorated by the type of accounts we underwrite. Due to our focus on small- to mid-sized accounts (i.e., few employees per policy and location), we generally do not have concentrated employee counts at single locations that can serve as the basis for a catastrophic loss. The limited catastrophic risk that does exist is ceded to large, professional reinsurers through excess of loss reinsurance contracts. Beginning in 2018, we purchased one core excess reinsurance program that covers 80% of our workers’ compensation business.

Ratings

We have a financial strength rating of “A” (Excellent) from A.M. Best. A.M. Best assigns 16 ratings to insurance companies, which currently range from “A++” (Superior) to “F” (In Liquidation). “A” (Excellent) is the third highest rating issued by A.M. Best. The “A” (Excellent) rating is assigned to insurers that have, in A.M. Best’s opinion, an excellent ability to meet their ongoing obligations to policyholders. This rating is intended to provide an independent opinion of an insurer’s ability to meet its obligation to policyholders and is not an evaluation directed at investors. See also “Risk Factors — Risks related to our business and industry — A downgrade in the A.M. Best financial strength ratings of our insurance company subsidiaries may negatively affect our business.”

The FSRs assigned by A.M. Best have an impact on the ability of the insurance companies to attract and retain agents and brokers and on the risk profiles of the submissions for insurance that the insurance companies receive. The “A” (Excellent) rating obtained by us is consistent with our business plan and allows us to actively pursue relationships with the agents and brokers identified in our marketing plan.

Contractual obligations and commitments

The following table illustrates our contractual obligations and commercial commitments by due date as of December 31, 2019:

Payments Due by Period
	Total		Less than one year		One Year to Less Than Three Years		Three Years to Less Than Five Years		More Than Five Years
Reserve for losses and loss adjustment expenses	$	[ _ ]	$	[ _ ]	$	[ _ ]	$	[ _ ]	$	[ _ ]
Debt securities and credit agreements		[ _ ]		[ _ ]		[ _ ]		[ _ ]		[ _ ]
Operating lease obligations		[ _ ]		[ _ ]		[ _ ]		[ _ ]		[ _ ]
Total	$	[ _ ]	$	[ _ ]	$	[ _ ]	$	[ _ ]	$	[ _ ]

Financial condition

Members’ equity

At December 31, 2019, total members’ equity was $[ _ ] million, compared to total members’ equity of  $105.1 million at December 31, 2018. The increase in member’s equity over the prior year end balances was primarily due to [ _ ].

Equity-based compensation

On June 15, 2017, we entered into a Management Incentive Unit Agreement with Randall Jones, who is a member of the Board of Managers of BIC Holdings LLC, to issue Class C shares as partial compensation for future services to us. The shares issued under this agreement are subject to terms in the agreements between us and the recipient. We had approximately $275,000 of unrecognized stock compensation expense as of December 31, 2018 related to non-vested stock-based compensation granted, that we expect to recognize over the next four years. We recognized approximately $79,000 of stock-based compensation expense during the year ended December 31, 2018.

We had approximately $[ _ ] of unrecognized stock compensation expense as of December 31, 2019 related to non-vested stock-based compensation granted. We recognized approximately $[ _ ] of stock-based compensation expense during the year ended December 31, 2019.

Dividend declarations

We did not declare any dividends for the year ended December 31, 2018.

Investment portfolio

Our cash and invested assets consist of fixed maturities, equity securities, other investments and short-term investments. The majority of the investment portfolio was comprised of fixed maturity securities of $[ _ ] million at December 31, 2019, that were classified as available-for-sale. Available-for-sale investments are carried at fair value with unrealized gains and losses on these securities, net of applicable taxes, reported as a separate component of accumulated other comprehensive income. Also included in our investments were $[ _ ] million of equity securities classified as available-for-sale and $[ _ ] million of short-term investments. At December 31, 2019, $[ _ ] million represented the cash and cash equivalents portion of our total cash and invested assets of $[ _ ] million. Our fixed maturity securities had a weighted average duration of [ _ ] years at December 31, 2019 compared to 3.4 years at December 31, 2018. Our investment portfolio had an average rating of “[ _ ]” at December 31, 2019 and “AA” at December 31, 2018. Our total investment portfolio had a tax-equivalent book yield of [ _ ]% for the year ended December 31, 2019, compared to 2.97% for the same period in the prior year.

At December 31, 2018, the amortized cost and fair value on available-for-sale securities were as follows:	Cost or Amortized Cost	Fair Value
	(in thousands)
Fixed maturities:
U.S. government and government securities	$18,974	$18,823
Foreign governments	299	299
States, territories and possessions	5,118	5,134
Political subdivisions of states, territories and possessions	25,679	25,646
Special revenue and special assessment obligations	52,465	52,662
Industrial and public utilities	119,952	118,340
Commercial mortgage-backed securities	11,472	11,411
Residential mortgage-backed securities	41,028	40,399
Other loan-backed securities	34,526	34,278
Hybrid securities	258	245
Total fixed maturities	309,771	307,237
Equity securities:
Preferred stock	325	321
Total securities available for sale	$310,096	$307,558

Off-balance sheet arrangements

We have various operating leases for office space requiring monthly payments ranging from approximately $1,000 to $17,000 which expire at various dates through February 2024. We also lease office equipment over terms of three to five years which expire at various dates through August 2023. Some of these leases have renewal options for additional terms. We are obligated to pay the cost of insurance, taxes, repairs and maintenance pursuant to the terms of most leases.

Rent expense for operating leases was approximately $1.1 million for the year ended December 31, 2018. We sublease space in its buildings under various operating sublease agreements. The sublease income was approximately $309,000 for the year ended December 31, 2018.

Reconciliation of non-GAAP financial measures

Underwriting income

We define underwriting income as income before taxes excluding net investment income, net realized capital losses, other revenue, interest expense and other income. Underwriting income represents the pre-tax profitability of our underwriting operations and allows us to evaluate our underwriting performance without regard to investment income. We use this metric as we believe it gives our management and other users of our financial information useful insight into our underlying business performance. Underwriting income should not be viewed as a substitute for net income calculated in accordance with GAAP, and other companies may define underwriting income differently.

	Years Ended December 31,			Change		Percentage Change
	2019		2018
Net income	$	[ _ ]	$19,522	$	[ _ ]	[ _ ]	%
Provision for income taxes		[ _ ]	5,546		[ _ ]	[ _ ]
Equity earnings (losses) in affiliates, net of tax		[ _ ]	1,082		[ _ ]	[ _ ]
Income before taxes		[ _ ]	26,150		[ _ ]	[ _ ]
Other revenue		[ _ ]	(7,826)		[ _ ]	[ _ ]
Net investment income		[ _ ]	(4,816)		[ _ ]	[ _ ]
Net realized capital gains/(losses)		[ _ ]	715		[ _ ]	[ _ ]
Interest expense		[ _ ]	1,557		[ _ ]	[ _ ]
Other income		[ _ ]	(639)		[ _ ]	[ _ ]
Underwriting income	$	[ _ ]	$15,141	$	[ _ ]	[ _ ]	%

Adjusted net income

We define adjusted net income as net income excluding the impact of expenses relating to various transactions that we consider to be non-recurring in nature and certain other one-time costs. We calculate the tax impact only on adjustments which would be included in calculating our income tax expense using the effective tax rate at the end of each period. We use adjusted net income as an internal performance measure in the management of our operations because we believe it gives our management and other users of our financial information useful insight into our results of operations and our underlying business performance. Adjusted net income should not be viewed as a substitute for net income calculated in accordance with GAAP, and other companies may define adjusted net income differently.

	Years Ended December 31,			Change		Percentage Change
	2019		2018
Net income	$	[ _ ]	$19,522	$	[ _ ]	[ _ ]	%
Expenses associated with Altaris management fee, including cash bonuses paid to unitholders		[ _ ]	1,765		[ _ ]	[ _ ]
Expenses associated with IPO, Compstar transaction and other one-time consulting expenses		[ _ ]	785		[ _ ]	[ _ ]
Expenses associated with purchase of outstanding voting shares of ALIC		[ _ ]	101		[ _ ]	[ _ ]
Expenses associated with debt issuance costs		[ _ ]	101		[ _ ]	[ _ ]
Tax impact of adjustments		[ _ ]	(725)		[ _ ]	[ _ ]
Adjusted net income	$	[ _ ]	$22,217	$	[ _ ]	[ _ ]	%

Adjusted return on equity

We define adjusted return on equity as adjusted net income expressed on an annualized basis as a percentage of average beginning and ending member’s equity during the period. We use adjusted return on equity as an internal performance measure in the management of our operations because we believe it gives our management and other users of our financial information useful insight into our results of operations and our underlying business performance. Adjusted return on equity should not be viewed as a substitute for return on equity calculated in accordance with GAAP, and other companies may define adjusted return on equity differently.

	Year ended December 31,
	2019			2018
Adjusted return on equity calculation:
Numerator: adjusted net income	$	[ _ ]		$22,217
Denominator: average member’s equity		[ _ ]		92,573
Adjusted return on equity		[ _ ]	%	22.0%
Return on equity		[ _ ]	%	19.3%

Quantitative and qualitative disclosures about market risk

Market risk is the risk of economic losses due to adverse changes in the estimated fair value of a financial instrument as the result of changes in interest rates, equity prices, foreign currency exchange rates and commodity prices. The primary components of market risk affecting us are credit risk, interest rate risk, and equity rate risk. We do not have exposure to foreign currency exchange rate risk or commodity risk.

Credit risk

Credit risk is the potential loss resulting from adverse changes in an issuer’s ability to repay its debt obligations. We have exposure to credit risk as a holder of fixed maturity investments. Our risk management strategy and investment policy is to primarily invest in debt instruments of high credit quality issuers and to limit the amount of credit exposure with respect to particular ratings categories and any one issuer. At December 31, 2019, our fixed maturity portfolio had an average rating of “[ _ ],” with approximately [ _ ]% of securities in that portfolio rated “A” or better by at least one nationally recognized rating organization. Our policy is to invest in investment grade securities and to minimize investments in fixed maturities that are unrated or rated below investment grade. At December 31, 2019, approximately [ _ ]% of our fixed maturity portfolio was unrated or rated below investment grade. We monitor the financial condition of all of the issuers of fixed maturity securities in our portfolio.

In addition, we are subject to credit risk with respect to our third-party reinsurers. Although our third-party reinsurers are obligated to reimburse us to the extent we cede risk to them, we are ultimately liable to our policyholders on all risks we have ceded. As a result, reinsurance contracts do not limit our ultimate obligations to pay claims covered under the insurance policies we issue and we might not collect amounts recoverable from our reinsurers. To address this risk, we require our reinsurance counterparties who do not have an A.M. Best Financial Strength Rating of “A-” or higher to post collateral. Additionally, we place the third-party reinsurance for the majority of our Program Partners. Controlling the reinsurance placement gives us greater influence over the structure and terms of the reinsurance

Interest rate risk

Interest rate risk is the risk that we will incur economic losses due to adverse changes in interest rates. The primary market risk to the investment portfolio is interest rate risk associated with investments in fixed maturity securities. Fluctuations in interest rates have a direct effect on the market valuation of these securities. When market interest rates rise, the fair value of our fixed maturity securities decreases. Conversely, as interest rates fall, the fair value of our fixed maturity securities increases. We manage this interest rate risk by investing in securities with varied maturity dates and by managing the duration of our investment portfolio to the duration of our reserves. Expressed in years, duration is the weighted average payment period of cash flows, where the weighting is based on the present value of the cash flows. We set duration targets for our fixed income investment portfolios after consideration of the estimated duration of our liabilities and other factors. The effective weighted average duration of the portfolio as of December 31, 2019 was [ _ ] years. We had fixed maturity securities with a fair value of $[ _ ] million at December 31, 2019 that were subject to interest rate risk. We estimate that a 100-basis point increase in interest rates would cause a [ _ ]% decline in the estimated fair value of our fixed maturities portfolio, while a 100-basis point decrease in interest rates would cause a [ _ ]% increase in the estimated fair value of that portfolio. The selected scenarios are not predictions of future events, but rather illustrate the effect that such events may have on the fair value of our fixed maturities portfolio.

Changes in interest rates will have an immediate effect on comprehensive income and stockholders’ equity but will not ordinarily have an immediate effect on net income. Actual results may differ from the hypothetical change in market rates assumed in this disclosure. This sensitivity analysis does not reflect the results of any action that we may take to mitigate such hypothetical losses in fair value.

Critical accounting estimates

We identified the accounting estimates which are critical to the understanding of our financial position and results of operations. Critical accounting estimates are defined as those estimates that are both important to the portrayal of our financial condition and results of operations and require us to exercise significant judgment. We use significant judgment concerning future results and developments in applying these critical accounting estimates and in preparing our combined financial statements. These judgments and estimates affect our reported amounts of assets, liabilities, revenues and expenses and the disclosure of our material contingent assets and liabilities. Actual results may differ materially from the estimates and assumptions used in preparing the combined financial statements. We evaluate our estimates regularly using information that we believe to be relevant. For a detailed discussion of our accounting policies, see the “Notes to the Combined Financial Statements” included in this prospectus.

Reserves for unpaid losses and loss adjustment expenses

The reserve for losses and LAE represents our estimated ultimate cost of all reported and unreported losses and LAE incurred and unpaid at the balance sheet date. We do not discount this reserve. We seek to establish reserves that will adequately represent our ultimate losses. We categorize our reserves for unpaid losses and loss adjustment expenses into two types: case reserves and reserves for incurred but not yet reported losses (“IBNR”). Through our third-party administrators (“TPAs”), we generally are notified of losses by our insureds or their agents or brokers. Based on the information provided by the TPAs, we establish initial case reserves by estimating the ultimate losses from the claim, including administrative costs associated with the ultimate settlement of the claim. Our claims department personnel use their knowledge of the specific claim along with internal and external experts, including underwriters and legal counsel, to estimate the expected ultimate losses. With the assistance of an independent, actuarial firm, we also use statistical analysis to estimate the cost of losses and LAE related to IBNR. Those estimates are based on our historical information, industry information and estimates of trends that may affect the ultimate frequency of incurred but not reported claims and changes in ultimate claims severity. We regularly review our reserve estimates and adjust them as necessary as experience develops or as new information becomes known to us.

Such adjustments are included in the period in which the adjustment occurs. During the loss settlement period, if we have indications that claims frequency or severity exceeds our initial expectations, we generally increase our reserves for losses and LAE. Conversely, when claims frequency and severity trends are more favorable than initially anticipated, we generally reduce our reserves for losses and loss adjustment expenses once we have sufficient data to confirm the validity of the favorable trends. Even after such adjustments, the ultimate liability may exceed or be less than the revised estimates. Accordingly, the ultimate settlement of losses and LAE may vary significantly from the estimate included in our combined financial statements.

The following tables summarize our gross and net reserves for unpaid losses and loss adjustment expenses at December 31, 2019 and 2018:

Year Ended December 31, 2019
	Gross		% of Total		Net		% of Total
($ in thousands)
Case Reserves	$	[ _ ]	[ _ ]	%	$	[ _ ]	[ _ ]	%
IBNR		[ _ ]	[ _ ]	%		[ _ ]	[ _ ]	%
Total	$	[ _ ]	[ _ ]	%	$	[ _ ]	[ _ ]	%
	Year Ended December 31, 2018
	Gross	% of Total	Net	% of Total
	($ in thousands)
Case Reserves	$105,031	31%	$26,262	32%
IBNR	235,505	69%	56,732	68%
Total	$340,536	100%	$82,994	100%

The process of estimating the reserves losses and LAE requires a high degree of judgment and is subject to several variables. On a quarterly basis, we perform an analysis of our loss development and select the expected ultimate loss ratio for each of our product lines by accident year. In our actuarial analysis, we use input from our TPAs and our underwriting and claims departments, including premium pricing assumptions and historical experience. Multiple actuarial methods are used to estimate the reserve for losses and loss adjustment expenses. These methods utilize, to varying degrees, the initial expected loss ratio, detailed statistical analysis of past claims reporting and payment patterns, claims frequency and severity, paid loss experience, industry loss experience, and changes in market conditions, policy forms, exclusions, and exposures. The actuarial methods used to estimate losses and LAE are:

Reported and/or Paid Loss Development Methods—Ultimate losses are estimated based on historical reported and/or paid loss reporting patterns. Reported losses are the sum of paid and case losses. Industry development patterns are substituted for historical development patterns when sufficient historical data is not available.

Reported Bornhuetter-Ferguson Methods—Ultimate losses are estimated as the sum of cumulative reported losses and estimated IBNR losses. IBNR losses are estimated based on historical development patterns and one or more of the following: expected average severity and estimated ultimate claims counts, expected pure premium, and expected loss ratios underlying our filed loss cost multipliers.

Paid Bornhuetter-Ferguson Method—Under this method, ultimate losses are estimated as the sum of cumulative paid losses and estimated unpaid losses. Unpaid losses are estimated based on the expected loss ratios underlying our filed loss cost multipliers, and selected industry development patterns of paid losses.

The method(s) used vary based on the line of business and the loss event. Considering each of the alternative ultimate estimates, we select an estimate of ultimate loss for each line of business.

On a quarterly basis, the Chief Executive Officer, Chief Financial Officer, and Vice President Legal meet to review the recommendations made by the independent actuarial consultant and use their best judgment to determine the best estimate to be recorded for the reserve for losses and LAE on our balance sheet.

Our reserves are driven by several important factors, including litigation and regulatory trends, legislative activity, climate change, social and economic patterns and claims inflation assumptions. Our reserve estimates reflect current inflation in legal claims’ settlements and assume we will not be subject to losses from significant new legal liability theories. Our reserve estimates assume that there will not be significant changes in the regulatory and legislative environment. The impact of potential changes in the regulatory or legislative environment is difficult to quantify in the absence of specific, significant new regulation or legislation.

The table below quantifies the impact of potential reserve deviations from our carried reserve at December 31, 2019. We applied sensitivity factors to incurred losses for the three most recent accident years and to the carried reserve for all prior accident years combined. We believe that potential changes such as these would not have a material impact on our liquidity. The amount by which estimated losses differ from those originally reported for a period is known as “development.” Development is unfavorable when the losses ultimately settle for more than the amount reserved or subsequent estimates indicate a basis for reserve increases on unresolved claims. Development is favorable when losses ultimately settle for less than the amount reserved, or subsequent estimates indicate a basis for reducing loss reserves on unresolved claims. We reflect favorable or unfavorable development of loss reserves in the results of operations in the period the estimates are changed.

	December 31, 2019			Potential impact of 2019
Sensitivity	Accident year	Net ultimate losses and LAE sensitivity factor	Net ultimate incurred losses and LAE	Net losses and LAE reserve	Pre-tax income	Stockholders’ equity
Sample increases	2019	5.0%	[ _ ]	[ _ ]	[ _ ]	[ _ ]
	2018	2.5%	[ _ ]	[ _ ]	[ _ ]	[ _ ]
	Prior	1.0%	[ _ ]	[ _ ]	[ _ ]	[ _ ]
Sample decreases	2019	-5.0%	[ _ ]	[ _ ]	[ _ ]	[ _ ]
	2018	-2.5%	[ _ ]	[ _ ]	[ _ ]	[ _ ]
	Prior	-1.0%	[ _ ]	[ _ ]	[ _ ]	[ _ ]

During the year ended December 31, 2019, our gross incurred losses for accident years [ _ ] and prior [increased/decreased] by $[ _ ] million. This was due to [ _ ].

Goodwill and intangible assets

Goodwill

Goodwill represents the cost to acquire a business over the fair value of the net assets acquired. Goodwill is not amortized but is reviewed for impairment at least annually or more frequently if events occur or circumstances change that would indicate that a triggering event for a potential impairment has occurred. We had approximately $2.8 million recorded on the combined balance sheet as of December 31, 2018.

Intangible assets

Acquired intangible assets include client relationships, customer lists, non-compete agreements and trade names acquired. Intangible assets with a finite life are amortized over the estimated useful life. In valuing these assets, assumptions are made regarding useful lives and projected growth rates. We periodically review identifiable intangible assets for impairment as events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If the carrying amounts of the assets exceed their undiscounted cash flows, additional impairment tests are performed to measure the amount of the impairment loss, if any. For the year ended December 31, 2018, no impairment loss was recorded.

Investments

Fair value measurements

Our investments in fixed maturities and equity securities classified as available-for-sale investments are reported at fair value. Under current accounting guidance, changes in the fair value of investments classified as available-for-sale are not recognized as income during the period, but rather are recognized as a separate component of members’ equity until realized. Like other accounting estimates, fair value measurements may be based on subjective information and generally involve uncertainty and judgment. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Market participants are assumed to be independent, knowledgeable, able and willing to transact an exchange and not acting under duress. Fair value hierarchy disclosures are based on the quality of inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). Adjustments to transaction prices or quoted market prices may be required in illiquid or disorderly markets in order to estimate fair value. See Note 4 of the Notes to the Combined Financial Statements for further discussion regarding fair value hierarchy.

Deferred income taxes

We recognized deferred tax assets and liabilities for the future tax consequences of temporary differences between the financial reporting and tax bases of income. We measure deferred tax assets and liabilities using enacted tax rates expected to be applied to taxable income in the years in which we are expected to recover or settle those temporary differences. Should a change in tax rates occur, the effect on deferred tax assets and liabilities will be recognized in operations in the period in which the change occurs. We recognize the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. We record any income tax penalties and income tax-related interest as provision for income taxes in the period incurred. We did not incur any material tax penalties or income-tax-related interest during the year ended December 31, 2018.

See Note 2 and 12 of the Notes to the Combined Financial Statements for further discussion regarding our deferred tax assets and liabilities.

Reinsurance

We estimate uncollectible amounts receivable from reinsurers based on an assessment of factors including the credit worthiness of the reinsurers and the adequacy of collateral obtained, where applicable. We recorded no bad debt expense related to reinsurance during the year ended December 31, 2018.

Recent accounting pronouncements

See “Note 2 — Accounting Pronouncements” in the Notes to the Combined Financial Statements included in this prospectus for a discussion of accounting pronouncements recently adopted and recently issued accounting pronouncements not yet adopted and their potential impact to our combined financial statements.

Business

Industry

P&C insurance companies provide insurance coverage under a policy in exchange for premiums paid by the insured. An insurance policy is a contract between the insurance company and the insured under which the insurance company agrees to pay for losses suffered by the insured, or a third-party claimant, that are covered under the contract.

The type of coverage is often classified based on how long an insurance company may have exposure to the risk covered by the policy. For example, property insurance, which covers property damage caused by loss events such as theft, fire, vandalism or weather events, is generally considered a short-tail risk due to the short time span between the claim event and the settlement. Casualty insurance, which protects against third-party liability claims, is generally considered a long-tail risk because of the longer time between claim and settlement. Long-tail casualty risks require specialized expertise since they typically involve larger and more complex claims, require careful examination of the claims to ensure appropriate settlement and can result in litigation. For the year ended December 31, 2018, 90.5% of our gross written premiums were casualty insurance.

We have historically focused on specialty risks within the casualty market, including specialty workers’ compensation insurance. While there is no official definition of specialty risks, the specialist component of the P&C market entails expertise in underwriting, loss control, claims and customer knowledge. Specialty insurance markets can focus on niche market segments or specific industries and product lines. Product specialists are particularly prevalent in casualty lines given the expertise required to underwrite longer-tailed lines.

Specialty insurance markets tend to have different distribution channels as compared to standard lines of insurance. In specialty insurance markets, carriers often rely on specialist distributors such as a program administrator or MGA and wholesale brokers instead of using more standard distribution channels such as retail brokers or distributing directly to customers. Using these specialist distributors allows insurance carriers to reduce or avoid the infrastructure and personnel costs associated with maintaining relationships with the large number of retail brokerage firms necessary to write specialized insurance products at scale. We source our premiums from our Owned MGAs or from our Program Partners, which are generally MGAs and insurance companies. We also provide these intermediary companies with additional services, including, reinsurance brokerage, issuing carrier services, and other services.

Workers’ compensation insurance

For the year ended December 31, 2018, workers’ compensation represented 77.7% of our gross written premiums, primarily from California as well as Utah, Arizona and Nevada (the “Southwest”). Workers’ compensation insurance covers the medical costs and lost wages associated with injuries on the job. Workers’ compensation laws require employers to pay for costs associated with employees injured on the job. Some employers choose to self-insure this risk, but most employers purchase workers’ compensation insurance. Each state has its own regulatory and adjudicatory system that quantifies the level of wage replacement to be paid, determines the level of medical care required to be provided and the cost of permanent impairment and specifies the required options in selecting medical providers available to the injured employee or the employer. These state laws generally require two types of benefits for injured employees: (i) medical benefits, which include expenses related to diagnosis and treatment of the injury, as well as any required rehabilitation and (ii) indemnity payments, which consist of temporary wage replacement, permanent disability payments and death benefits to surviving family members.

According to S&P Global, insurers wrote $58.0 billion of direct workers’ compensation premiums for the year ended December 31, 2018, a significant increase over the $41.5 billion written for the year ended December 31, 2009. According to the National Council on Compensation Insurance (“NCCI”), private workers’ compensation insurers had the lowest combined ratio of all major lines of business in the United States P&C industry for the year ended December 31, 2018, with an estimated combined ratio of 83%. This was the lowest combined ratio for the workers’ compensation insurance industry since the 1930s. More recently, direct premiums declined at a 0.4% CAGR between the years ended December 31, 2016 and 2018. According to NCCI, this change has been primarily driven by a decline in rates resulting from lower loss costs, partially offset by an increase in payroll. Despite the recent diminishing effect of declining rates, we believe in the long-run, other trends, including low reported claims frequency, legislative reforms, more effective use of data and predictive analytics and enhanced safety measures, continue to support attractive underwriting profits in the workers’ compensation insurance industry.

Source: NCCI, S&P Global
Note: 2018 combined ratio data from NCCI is preliminary

California workers’ compensation insurance market

Our largest market for workers’ compensation insurance is California. For the year ended December 31, 2018, 43.0% of our gross written premiums and 50.4% of our workers’ compensation gross written premiums were written in California. According to S&P Global, $12.3 billion of workers’ compensation direct premiums were written in California for the year ended December 31, 2018, representing 21.2% of workers’ compensation direct premiums in the United States.

We believe the workers’ compensation market in California is an attractive environment for our business model. In California, a combination of factors including higher benefit levels, longer claims settlement times and higher than average medical costs have led to relatively high average pure premiums. According to the Workers’ Compensation Insurance Rating Bureau of California (“WCIRB”), the average California premium rates were $2.87 per $100 of payroll for the year ended December 31, 2018, compared to the national median of $1.70. The WCIRB also reports that it costs $0.54 to deliver $1.00 of benefits in California compared to the national median of $0.24 per $1.00 of benefits. According to the WCIRB, 38% of medical losses in California are paid more than five years from the initial date of loss compared to 23% of NCCI states. Against the backdrop of higher rates, we believe that our ability to settle claims quickly and effectively manage our costs has made California an attractive market for our business. According to the WCIRB, California private workers’ compensation insurers maintained combined ratio of 73% during the year ended December 31, 2018, 10 percentage points lower than the national workers’ compensation combined ratio of 83%. For the year ended December 31, 2018, we generated a statutory loss ratio of 52% on workers’ compensation business, below our average annual statutory loss ratio from 2013-2018 of 60%, compared with the industry averages of 57% and 68%, respectively.

Source: WCIRB and S&P Global

Other liability insurance

For the year ended December 31, 2018, 8.0% of our business was classified as other liability insurance, which S&P Global defines as excess workers' compensation insurance, other liabilities (claims), other liabilities (occurrence) and product liability. Other liability insurance generally protects businesses from liability claims such as third-party bodily injury, property damage and advertising injury. Unlike workers’ compensation insurance, other liability insurance does not cover employees’ claims but would cover the cost of damage that the employer causes to third parties. Unlike workers’ compensation insurance, other liability insurance is not mandatory, but it is particularly important for small businesses that cannot afford costly third-party claims. According to S&P Global, in 2018, there were $74 billion other product liability premiums written in the United States, a 6.6% increase from 2017.

Program administrators and insurance carriers

We offer program administrators and small- to mid-sized insurance carriers a variety of services including reinsurance brokerage, underwriting capacity and, in particular, issuing carrier or “fronting” services where our A.M. Best “A” financial strength rating is particularly attractive.

Program administrators are organizations that serve as intermediaries between retail brokers and insurance carriers. Program administrators typically provide a range of services to insurance carriers including marketing, underwriting, policy and claims administration, and payment processing. Program administrators commonly operate within specialty insurance lines, but can also operate in more standard lines. In most cases, program administrators offer specialized expertise or knowledge of the industry or geography.

According to the TMPAA, the program administration market totaled $40.5 billion of premiums for the year ended December 31, 2018, growing at a 5.9% CAGR from $36.1 billion of premiums from the previous year of the survey for the year ended December 31, 2016. The program administration market has been growing more rapidly than the broader commercial insurance industry, which grew premiums at a 4.0% CAGR from the year ended December 31, 2016 to the year ended December 31, 2018, according to S&P Global. The TMPAA estimated that there were approximately 1,000 program administrators in the United States as of the year ended December 31, 2018, resulting in approximately $40.5 million of premiums per program administrator. We focus on program administrators with small- to mid-sized books of business, typically less than $30 million of annual gross premiums at the inception of the relationship.

We also offer our services to small- and mid-sized insurance carriers. According to S&P Global, insurance carriers with less than $100 million of direct premiums written accounted for $38 billion of direct premiums written for the year ended December 31, 2018. Additionally, according to S&P Global, for the year ended December 31, 2018, there were $45 billion of direct premiums written by insurance carriers that were unrated by A.M. Best, or had an A.M. Best financial strength rating below “A-.”

Our company

We are an established, growing and highly profitable company providing products and services to the specialty insurance market. Historically, we have focused on specialty casualty markets that we believe are underserved and where our expertise allows us to achieve higher rates, such as niche workers’ compensation markets and small- to mid-sized specialty casualty insurance programs. We underwrite specialty casualty insurance products through our Program Partners and Owned MGAs. We also provide our Program Partners with a variety of services including issuing carrier services, claims administration and reinsurance brokerage, from which we generate recurring fee-based revenues. We believe the business that we target is generally subject to less competition and has better pricing, which we believe allows us to generate higher risk-adjusted returns. We believe many of our target markets are experiencing strong secular tailwinds and consequently are growing more quickly than the broader market.

We believe that a number of differentiating factors have contributed to our ability to achieve consistent levels of growth and profitability superior to that of the broader insurance industry. We believe our multi-service value proposition is highly attractive in our target markets, drives deep integration with our Program Partners and allows us to generate greater and more diversified revenue streams. We carefully identify and select our Program Partners, ensure we have closely aligned interests, and look to grow and expand these relationships over time. We believe we have a competitive advantage in claims management for longer-tailed lines, specifically workers’ compensation, where our in-house capabilities and differentiated philosophy enable us to have lower claims costs and to settle claims more quickly than our competitors. Our business strategy is supported by robust controls surrounding program design and underwriting, ongoing monitoring, and reinsurance and collateral management as evidenced by our “A” (Excellent) financial strength rating, with a stable outlook, by A.M. Best, a leading rating agency for the insurance industry. This rating is based on matters of concern to policyholders and is not designed or intended for use by investors in evaluating our securities. Our management team has decades of insurance industry experience across underwriting as well as program administration, reinsurance, claims and distribution.

We are licensed to write business across 49 states and the District of Columbia. We seek to write business in states through select distribution outlets with the potential for attractive underwriting margins, and focus on markets with higher than average premium growth trends. California, Michigan, and Arizona are the largest states in which we do business, representing approximately 43%, 10% and 8%, respectively, of our gross written premiums for the year ended December 31, 2018.

Our competitive strengths

We believe that our competitive strengths include:

Expertise and focus in underserved specialty casualty insurance markets. We focus on select markets that we believe are underserved and where we can achieve higher rates, including niche workers’ compensation markets and small- to mid-sized specialty casualty insurance programs. We have the specialized expertise and capabilities to succeed in our target markets, and we believe we have few competitors in our target markets due to the specialized knowledge, broad licensing and filing authority requirements, and complex operational systems necessary to profitably manage these traditionally longer-tailed lines of business. We believe that larger companies that do have the required expertise and capabilities in these areas tend not to participate in our target markets due to the need for customized solutions when working with smaller, more entrepreneurial partners.

Multi-service value proposition for our partners. We believe that our focus on the needs of smaller accounts and the breadth of products and services we offer allow us to better serve the needs of our Program Partners, and provide us with greater revenue and profit opportunities. Our multi-service offering enables us to develop deep relationships with our Program Partners and enhances our ability to achieve our target results. We offer our Program Partners reinsurance brokerage, claims administration, underwriting capacity and, in particular, access to our A.M. Best “A” financial strength rating through issuing carrier services. Our ability to leverage our licenses across multiple products in 49 states and the District of Columbia allows us to provide a national multi-service solution for our Program Partners. Additionally, we believe that our Program Partners highly value the ease of doing business with us given our focus on smaller programs.

Long-term, carefully selected and aligned relationships with Program Partners. We carefully select the Program Partners we choose to do business with, and design our programs to align risks between parties. We select programs with the intention of building long-term relationships, where our business philosophies align and our Program Partners can grow alongside us. As of December 31, 2019, excluding Program Partners added in the prior two years, our relationships with our Program Partners averaged more than 10 years. Our management team carefully evaluates potential new programs in conjunction with our underwriting and actuarial departments. We accept only programs that meet our stringent underwriting and actuarial requirements, and decline approximately 90% of the new opportunities that we evaluate. For every Program Partner we select, we work with them to appropriately align interests and to establish rigorous ongoing reporting and auditing requirements upfront. All but one of our Program Partners retain significant underwriting risk.

Differentiated in-house claims management. We believe that proactively managing our claims, while also accurately setting reserves, is a key aspect of keeping our losses low. In our workers’ compensation business, our claims philosophy is to provide an injured employee high-quality medical care as quickly as possible in order to reduce pain, accelerate healing, and lead to a faster and more complete recovery. Once an injured employee has healed, we aim to fully settle the claim and obtain a full and complete release of the claim at the earliest opportunity. Our commitment to delivering the best claims process is exemplified by the experience of our claims administration department, who average 16 years of industry experience. To provide our policyholders this higher level of expertise and attention, we currently average 65 open claims per claims adjuster, which we believe is more favorable than industry peers.

We believe this personal, high touch approach decreases the likelihood of lengthy and costly litigation. As of December 31, 2018, our reserves for claims incurred but not reported were approximately 68.4% of our total net loss reserves, and we have not had negative development on our initial loss projection since 2012.

Significant fee-based income and efficient capital structure. Our business model generates significant fee-based income from multiple sources including issuing carrier services, claims administration and reinsurance brokerage. All of our fee-based income accrues outside of our regulated insurance companies, which we believe enhances our organization’s financial flexibility and increases the visibility of our earnings. Within our insurance companies, we cede a significant portion of the risk we originate to our reinsurance partners. These agreements enable us to maintain broader relationships with our Program Partners than our current capital base would otherwise enable. We believe that our strategy has allowed us to scale our business and provides a consistent fee-based income stream to complement our profitable underwriting business, thus providing us with greater revenue opportunities from our Program Partners than we would be able to access in a traditional insurance underwriter model.

Disciplined risk management across our organization. Our disciplined approach to risk management begins with the extensive due diligence performed during our Program Partner selection process and continues throughout the relationship. We have rigorous ongoing controls and reporting requirements, including with respect to underwriting and ongoing Program Partner diligence. Similarly, we maintain rigorous controls over our reinsurance exposures, maintaining stringent collateral requirements to minimize our credit exposure. As a result of providing multiple services to our Program Partners, we have numerous touch points and are in regular communication regarding underwriting, claims handling, reinsurance placement and collateral management, which we believe enhances our ability to achieve our desired financial targets with each Program Partner and minimizes risks to our organization.

Entrepreneurial and highly experienced management team. Our management team is highly experienced, with decades of experience in specialty insurance markets. Our team has a long history of cohesively driving the development and implementation of our business from its inception in 1996, with 20 members having been with us for over 10 years. We are led by our Chief Executive Officer and founder Andrew M. O’Brien. Prior to founding our company, Mr. O’Brien began his insurance career at the reinsurance broker E.W. Blanch Company, where he ultimately served as a General Partner, Executive Vice President and Director. As owners of approximately          % of our outstanding common stock following the completion of this offering, our management team will continue to be meaningful owners of Trean Insurance Group, Inc. and to have closely aligned interests with our stockholders.

Our strategy

We believe that our approach will allow us to continue to achieve our goals of both growing our business and generating attractive returns. Our strategy involves:

Growing within our existing markets. We focus on lines of business that have large markets, with $58 billion of workers’ compensation premiums and $74 billion for other liability written in the United States in 2018 according to S&P Global. There were greater than $40 billion direct written premiums in commercial property and casualty markets in 2018 produced by program administrators according to the TMPAA. By comparison, we generated $357.0 million of gross written premiums for the year ended December 31, 2018. We select Program Partners operating in our target markets with whom we believe we can partner with to grow within these significant markets. Programs that we have written since 2015 generated growth in gross written premiums at a CAGR of 35.1% from the year ended December 31, 2015 to the year ended December 31, 2018. Given the size of our markets and our proven ability to grow our business, we believe that we have ample room to continue to grow our business organically for the foreseeable future. Additionally, as we grow our premiums and capital, we expect to continuously optimize our reinsurance program to maximize our risk-adjusted returns.

Selectively adding new Program Partners. We have been selective in choosing our current Program Partners, and will continue to ensure that new Program Partners share our business philosophy and meet our rigorous underwriting and returns criteria. We focus on specialty lines and will continue to add programs in these markets. However, we also continue to evaluate potential partnerships in additional lines of business that harness our core competencies and provide us with greater revenue opportunities.

Opportunistically grow our Owned MGA business through acquisitions. From time to time, we may have the opportunity to deepen our relationships with our existing Program Partners by acquiring equity interests from their management teams. Since 2013, we have successfully completed five acquisitions of companies with which we have had prior relationships. These businesses represented 54.4% of our gross written premiums for the year ended December 31, 2018. We pursue these periodic opportunities with the same discipline and focus on enhancing our stockholders’ returns as we do in underwriting a new program.

Strengthen and harness our strong and growing capital base. Despite our relatively modest historical balance sheet, we have grown our premiums through the significant use of reinsurance. As our capital base has grown, new opportunities have emerged for us. Of particular note, in 2019, A.M. Best upgraded our insurance companies from an “A-” to an “A” (Excellent) (Outlook Stable) financial strength rating, which we believe differentiates us in the markets we operate. As we continue to generate additional capital, and through the proceeds raised in this offering, we believe that we will have the opportunity to access additional business to which we did not previously have access. We will also have the ability to retain more profitable businesses that we have historically ceded to the reinsurance markets. Any incremental business that we retain will be carefully balanced to ensure continued alignment of interests with all of our Program Partners, in an effort to maximize our risk-adjusted returns.

Maintaining our distinct combination of industry-leading profitability and growth. Our competitive advantages, including our focus on underserved markets, have enabled us to grow our gross written premiums to $357.0 million for 2018 at a CAGR of 35.1% since 2015, while maintaining an average return on equity of approximately 18% for the same time period. For the year ended December 31, 2018, we generated a loss ratio of 53.7%, in line with our average annual loss ratio from 2015 to 2018 of approximately 47.4%. As we seek to grow our business, we remain disciplined in targeting classes of business and markets where we believe we can generate attractive returns. Rather than make decisions based on where we are in the market cycle, we focus on selecting high-quality programs, only pursuing opportunities that we expect to meet our pricing and risk requirements over the long-term. We will not participate in markets where we do not believe our business model can add incremental risk-adjusted value.

Maintain disciplined controls over our key business risks. In order to maintain our underwriting profitability, we have systematic underwriting and risk monitoring processes across our business. Our processes are enhanced by our ability to provide multiple services to our Program Partners since we are in regular communication with them regarding underwriting, claims handling, reinsurance placement, and collateral management. We will swiftly terminate relationships with Program Partners that are not producing targeted underwriting results, writing exposures outside of agreed upon risk tolerances, or not meeting their collateral or other commitments to us. Our stringent and extensive due diligence Program Partners selection process allows us to select superior Program Partners. We have terminated two partnerships for failure to perform contractually since 2010.

History

We were founded in 1996 as a reinsurance broker and MGA that targeted smaller, underserved insurance providers writing niche classes of business, predominantly workers’ compensation, accident and health, and medical professional liability. From 1996 through 2000, we utilized a fronting arrangement with a highly rated, third-party insurance carrier.

In 2003, we purchased Benchmark, which was licensed in 41 states and the District of Columbia and provided us with an insurance carrier with a financial strength rating of “A-” from A.M. Best. Beginning in 2007, we successfully repositioned Benchmark as a specialty insurance carrier for select, high-performing small- to mid-sized Program Partners. Benchmark is now licensed in 49 states and has an “A” rating from A.M. Best.

In July 2015, we sold an equity stake of 36.4% to the Altaris Funds. The Altaris Funds made additional equity investments in January 2016 and May 2017 and today own approximately 83% of our company.

We have historically made equity investments in or acquired long-term partners where we believe they can add substantial value to our business. In 2013, we acquired S&C Claims Services, which, prior to the acquisition, had been handling our workers’ compensation claims for over 10 years. In 2017, we acquired ALIC, a Utah-domiciled insurance company that was a former Program Partner and writes workers’ compensation insurance in Utah and Arizona. In 2018, we acquired ownership interests in two additional Program Partners: (i) a 45% common equity ownership in the parent company of Compstar, an MGA underwriting workers’ compensation insurance coverage for California contractors, and (ii) a 100% ownership of Westcap, an MGA underwriting general liability insurance coverages for California contractors. We had relationships of 11, 12 and 12 years with ALIC, Compstar and Westcap, respectively, prior to our equity investments.

We currently write insurance out of two subsidiaries: Benchmark and ALIC. We are licensed to write business across 49 states and the District of Columbia.

Products and services

We have historically provided products and services to our target markets in the specialty casualty insurance market. We underwrite specialty casualty insurance products both through our Program Partners, programs where we partner with other organizations, and our Owned MGAs, our own Managing General Agencies. Our insurance product offerings include workers’ compensation, other liability, accident and health, and other lines of business. We also provide our Program Partners with a variety of services from which we generate recurring fee-based revenues, including reinsurance brokerage and, in particular, issuing carrier or “fronting” services where our A.M. Best “A” financial strength rating is particularly attractive.

The following table shows our gross written premiums and net written premium by insurance product for the years ended December 31, 2019 and 2018.

	Year ended December 31,
	2019				2018
	Gross Written Premiums		Net Written Premiums		Gross Written Premiums	Net Written Premiums
	(in thousands)
Workers’ compensation	$	[ _ ]	$	[ _ ]	$277,291	$59,764
Group accident and health		[ _ ]		[ _ ]	22,450	123
Other liability – occurrence*		[ _ ]		[ _ ]	20,923	7,089
Commercial multiple peril		[ _ ]		[ _ ]	13,128	3,597
Commercial auto liability		[ _ ]		[ _ ]	7,251	1,076
Products liability – occurrence*		[ _ ]		[ _ ]	6,496	—
Auto physical damage		[ _ ]		[ _ ]	4,404	652
Private passenger auto liability		[ _ ]		[ _ ]	3,301	—
Excess workers’ compensation*		[ _ ]		[ _ ]	1,090	227
Boiler and machinery		[ _ ]		[ _ ]	599	—
Fire		[ _ ]		[ _ ]	42	—
Surety		[ _ ]		[ _ ]	29	29
Inland marine		[ _ ]		[ _ ]	3	—
Total:	$	[ _ ]	$	[ _ ]	$357,007	$72,557
*	Included in other liability

In total, we are licensed in 49 states and the District of Columbia. The following table shows our gross written premiums and net written premiums by state for the years ended December 31, 2019 and 2018.

	Year ended December 31,
	2019				2018
	Gross Written Premiums		Net Written Premiums		Gross Written Premiums	Net Written Premiums
	(in thousands)
California	$	[ _ ]	$	[ _ ]	$153,611	$32,259
Michigan		[ _ ]		[ _ ]	37,084	7,741
Arizona		[ _ ]		[ _ ]	28,350	6,227
Alabama		[ _ ]		[ _ ]	11,907	5,694
Utah		[ _ ]		[ _ ]	11,379	2,093
Montana		[ _ ]		[ _ ]	9,603	33
Nevada		[ _ ]		[ _ ]	9,225	2,417
Tennessee		[ _ ]		[ _ ]	7,809	3,986
New Jersey		[ _ ]		[ _ ]	7,580	(292)
Mississippi		[ _ ]		[ _ ]	7,143	3,705
Other geographical areas		[ _ ]		[ _ ]	73,316	8,694
Total:	$	[ _ ]	$	[ _ ]	$357,007	$72,557

Workers’ compensation

We offer workers’ compensation insurance through both our Owned MGAs and our Program Partners. We write business across a variety of industries and hazard classes. California and the Southwest represented 50.4% and 16.2% respectively of our workers’ compensation gross written premiums for the year ended December 31, 2018. We target accounts that we believe offer greater risk-adjusted returns, such as small accounts that are less subject to competition, or accounts with high experience modification factors that our underwriters assess to be attractively priced for the potential risk. Experience modification factors are determined by state insurance regulators based on the insured’s historical loss experience. We do not write accounts that we believe present exposure to catastrophic risk. The average workers’ compensation premium per policy written by us was $16,981 and the average number of employees per policy was 16 employees, representing an average workers’ compensation premium per employee of $1,078.

We manage workers’ compensation claims administration for all of our Owned MGAs and for several of our Program Partners. We believe that our claims philosophy has been a key differentiating factor allowing us to maintain lower loss ratios and settle claims quickly. Our workers’ compensation programs are supported by various quota share and excess of loss reinsurance facilities, which we utilize to align risk with our Program Partners and optimize our net retention relative to our financial objectives, balance sheet size and ratings requirements. For the year ended December 31, 2018, we ceded 79.7% of gross workers’ compensation premiums written to third-party insurers.

Other liability

We offer other liability insurance products through both our Owned MGAs and our Program Partners. We target segments of the market that we believe are underserved or mispriced, such as California contractors with an average of five employees, and where we bring substantial expertise.

The other liability products that we offer through our Owned MGAs include admitted general liability and construction defect products offered to small contractors that protect them against claims from third parties. We distribute these products through select wholesale brokers in California. Additionally, through several of our Program Partners, we write 18 products in 49 states. Our highly experienced claims personnel administer claims for our Owned MGA other liability products. For the year ended December 31, 2018, we ceded approximately 66.1% of our gross other liability premiums written to third-party insurers.

Issuing carrier services

We provide issuing carrier or “fronting” services to several of our Program Partners who distribute commercial multi-peril, personal auto and commercial auto insurance business. In these relationships, we act as the policy-issuing insurance carrier for our Program Partner and transfer all or a substantial portion of the underwriting risk to third-party reinsurers. Unlike some other issuing carrier models, we typically act as the reinsurance broker to the program as well as the issuing carrier, which we believe enables us to have deeper relationships with our Program Partners as well as earn additional revenue for the placement of reinsurance. When we enter into issuing carrier relationships, we typically receive fronting fees from our reinsurers who are both Program Partners and/or third-party reinsurers and reinsurance brokerage fees and reinsurance ceding commissions from our reinsurance partners. Fronting fees vary based on the line of business and premium volume. In our target markets, we believe there are few issuing carrier competitors due to the specialized knowledge, broad licensing and filing authority requirements and complex operational systems necessary to profitably manage these traditionally longer-tailed lines of business. We provide issuing carrier services across each of our insurance products. We provide issuing carrier services to some of our Program Partners that offer workers’ compensation or other liability insurance.

Reinsurance brokerage services

Our reinsurance brokerage services division provides reinsurance placement, servicing and renewal services to small- to mid-sized insurance organizations, including most of our Program Partners and additional third-party insurance organizations. We earn commissions for structuring and placing reinsurance coverage on behalf of our clients. Commissions are based on a percentage of premiums ceded to reinsurers and vary by type or complexity of reinsurance coverage. Our reinsurance brokerage services are a valuable risk management tool in our relationships with our Program Partners, as we typically require the use of our reinsurance brokerage services to place and structure reinsurance prior to the inception of a new program. Additionally, our reinsurance brokerage services provide an attractive pipeline of referrals of potential Program Partners. For the year ended December 31, 2018, four new Program Partners were referred to us by this division. For the year ended December 31, 2018, reinsurance brokerage generated $4.9 million in revenue.

Other services

We provide a variety of other services to insurance organizations, including claims administration services. We provide workers’ compensation insurance claims administration services to some of our Program Partners as well as to third-party insurance organizations with which we do not have additional relationships.

Inland marine

Inland marine underwrites coverage for property that may be held in transit or instrumentalities of transportation and communication, such as builders risk, contractors equipment, transportation risk and mobile equipment.

Marketing and distribution

We market and distribute our products through several channels that we believe are able to access our target markets through the most efficient means. Our Owned MGAs market through both retail agents and wholesale brokers, and our reinsurance brokerage services division actively markets our services directly to prospective clients. Additionally, we distribute products and services to our Program Partners, which comprise program administrators and insurance carriers. Since we focus on smaller accounts, we do not market our products and services through large insurance brokers. By utilizing our own relationships and reinsurance brokerage services, we believe we are able to access more profitable business than if we relied on large insurance brokers for business. For the year ended December 31, 2018, our Owned MGAs represented 54.4% of our gross written premiums, while our Program Partners represented 43.8% of gross written premiums.

Retail agents

We distribute our Owned MGA workers’ compensation products in California and the Southwest through approximately 2,500 retail agents. We target retail agents with experience and distribution capabilities in our target markets. Relationships with these retail agents have an average tenure of 4.6 years. Retail agents must demonstrate an ability to produce both our desired quality and quantity of business. To assist with this goal, our underwriters regularly visit our retail brokers to market and discuss the products we offer. We terminate retail agents who are unable to produce consistently profitable business or who produce unacceptably low volumes of business.

Wholesale brokers

We distribute our other liability products underwritten by our Owned MGAs through 130 wholesale brokers that have expertise and strong track records in our niche target markets. For these products, we target small contractors in California. We use wholesale brokers to distribute these products because wholesale brokers are an important channel for commercial insurance products where they control much of the premium in these segments. We select our wholesale brokers based on our management’s review of their experience, knowledge, business plan, and track record of delivering us profitable business.

Reinsurance brokerage services

Our reinsurance brokerage services division actively markets our reinsurance services to small- and mid-sized program administrators and other insurance organizations. In addition to our active relationships with 31 clients, our reinsurance brokerage division maintains relationships with over seven prospective clients. The primary focus of our reinsurance brokerage services division is to place reinsurance for our customers, and we are also able to leverage our reinsurance brokerage relationships to cultivate new Program Partner relationships and market our other services. The majority of our current Program Partner relationships originated as an introduction from our reinsurance brokerage services division.

Program administrators

We partner with select program administrators across each of our target markets to harness the efficiency and scale of these organizations’ marketing and distribution infrastructures. Through these relationships, we are able to access national distribution channels or write specialized risks in our target markets efficiently. Generally, policies bound by our program administrators are underwritten according to strict underwriting guidelines that we establish with each program administrator. We have had long relationships with many of our program administrators and, in most cases, we have had an existing relationship with a program administrator before adding it as a new Program Partner. For example, we may have previously provided the program with reinsurance placement or consulting services, or worked with the key principals of the prospective Program Partner at their prior organization. We believe program administrators value our multi-service offering and capabilities and the flexibility with which we can offer these services. In addition to underwriting insurance products through program administrators, we provide these organizations with issuing carrier services and reinsurance brokerage services. For the year ended December 31, 2018, we maintained relationships with 22 program administrators.

Carrier and other partnerships

Given our unique focus on flexible multi-service offering, we are a partner of choice for small- to mid-sized insurance carriers seeking a specialty casualty insurance partner to satisfy insurance department requirements, provide comprehensive management solutions or transfer certain classes of risk. As of December 31, 2018, we had partnerships with 9 insurance companies, risk retention groups, state insurance pools and trusts and three state insurance departments (Mississippi, North Dakota and West Virginia), among others.

Program selection, underwriting and controls

Program selection

Given our position and reputation in the market, we are presented with more new program opportunities than we choose to write, allowing us to be highly selective with respect to the Program Partners with whom we choose to partner. We decline approximately 90% of the new opportunities we are presented with prior to or through our pre-screening process. We typically source new opportunities through our reinsurance brokerage services business or through referrals from existing Program Partners. For each new opportunity that we choose to evaluate, we conduct a fulsome pre-screening of the company, including an evaluation of its philosophy, size, past performance, future performance targets and above all, compatibility with our operating model, risk appetite, and existing book of business. Our target Program Partners tend to have several, if not all, of the following traits:

•	small- to mid-sized books of business (less than $30 million of annual gross premiums at the inception of the relationship);
•	operating in markets where we believe we can leverage our distinctive expertise, multi-service offering and market relationships to create a competitive advantage;
•	track record of underwriting success supported with credible data;
•	proven ability to administer the program pursuant to agreed-upon underwriting and claims guidelines;
•	ability and willingness to assume a meaningful quota share risk participation in the program, typically through ownership of an insurance company or captive;
•	collaborative, entrepreneurial management team; and
•	willingness and ability for us to control the structuring and placement of reinsurance.

Underwriting and program design

For opportunities that are acceptable to us through the pre-screening process, we conduct rigorous underwriting due diligence prior to entering into a partnership. As part of this process, our due diligence team collects and analyzes data relating to the organization’s operating, underwriting, financial and biographical information to prepare an initial due diligence file for our Underwriting Committee. Our Underwriting Committee is led by our CEO and consists of members with expertise in claims, underwriting, and finance. In 2019, four out of 36 submissions were approved by the Underwriting Committee. If the Underwriting Committee approves the submission on a provisional basis, we then conduct comprehensive underwriting, claims, and financial diligence on the potential Program Partner. This includes inviting the potential Program Partner’s management for an on-site meeting at our Wayzata headquarters and on-site diligence of the potential Program Partner.

If we look to enter into a contractual relationship with a potential Program Partner, we work with them to design a program that appropriately aligns interests and establish rigorous underwriting guidelines and ongoing reporting and auditing requirements. At the inception of a new program, we typically act as an issuing carrier where we reinsure a substantial amount of risk to third parties. We also typically require the Program Partner to maintain significant underwriting risk or otherwise align incentives with the Program Partner’s underwriting performance. Over time we look to optimize our net retention positions with our Program Partners once we have become comfortable with their performance through our ongoing interactions.

We believe that the thoroughness of our selection process and our careful program design, which aligns interests, allow us to build mutually beneficial relationships with each of our Program Partners, improves the likelihood of achieving our targeted financial performance with each Program Partner and reduces the possibility of future termination of the relationship, litigation or other contractual issues between parties.

Ongoing monitoring and controls

Throughout the lifetime of a relationship with a Program Partner, we maintain systematic monitoring and control mechanisms to ensure each relationship meets our financial objectives. We closely monitor each Program Partner’s adherence to the agreed upon underwriting and claims guidelines and conduct regular reviews of loss experience, rate levels, reserves and the overall financial health of the Program Partner. We receive underwriting and claims data feeds from each Program Partner at least monthly. Eight of our Program Partners operate on our underwriting system, whereby we receive daily data feeds. Periodically, we conduct additional underwriting, claims and accounting audits. Because we typically provide multiple services to our Program Partners, we are in regular communication with them regarding underwriting, claims handling, reinsurance placement and collateral management. As a result, we have near continuous opportunities to interact with our Program Partners and evaluate their performance.

We maintain the right to terminate relationships with our Program Partners. Reasons for us to terminate a relationship include an inability to produce targeted underwriting results, writing exposures outside of agreed upon risk tolerances, delinquency in meeting reporting requirements, a change of strategic direction, or failure to meet collateral or other commitments to us. Our stringent and extensive due diligence and selection process allows us the flexibility to partner with organizations with which we believe we will have successful relationships. We have only had to terminate two partnerships for performance since 2010, neither of which were material relationships.

Claims

We actively manage claims for our Owned MGA businesses, as well as for select Program Partners that underwrite workers’ compensation insurance. Other lines of business are typically managed directly by our Program Partners, or in some cases by TPAs. When our Program Partners or TPAs administer claims, our claims personnel are responsible for overseeing the Program Partner or TPA, including the management of loss reserves, settlement, arbitration and mediation. Claims are reported directly to the applicable Program Partner or TPA, which adheres to agreed-upon service level standards.

For business where we manage the claims, our claims team of 73 employees actively manages the claims. Our head of claims has over 20 years of experience and the average tenure of our claims personnel is 17 years. In our largest line of business, workers’ compensation, our philosophy is to provide an injured employee with the high-quality medical care as quickly as possible to reduce pain, expedite healing and lead to a faster and more complete recovery. Once an injured employee has healed, we aim to fully settle and achieve a full and complete release of the claim at the earliest opportunity. Our differentiated philosophy and hands-on approach to claims enables us to lower our claim costs and settle the ultimate claim reserves more quickly. In order to achieve these outcomes, we manage our claims organization to ensure that our claims personnel have lower than industry average claims files per claims adjustor.

Our claims adjusters have settlement authority that varies by the line of business and the experience of each adjuster. In the case of a catastrophic claim, we may use a third-party administrator that specializes in these types of claims to ease the burden of catastrophic claims on our organization. In addition, our claims examiners work closely with our underwriting staff to keep apprised of claims trends. Vendor management is also an important component of effective claims management and our claims examiners work closely with our vendors to manage expenses and costs.

Reinsurance

We cede a portion of the risk we accept on our balance sheet to third-party reinsurers through a variety of reinsurance arrangements. We manage these arrangements to align risks with our Program Partners, optimize our net retention relative to our financial objectives and balance sheet size and ratings requirements, as well as limit our maximum loss resulting from a single program or a single event. We utilize both quota share and excess of loss (“XOL”) reinsurance to achieve these goals. Quota share reinsurance involves the proportional sharing of premiums and losses of each defined program. Under XOL reinsurance, losses in excess of a retention level are paid by the reinsurer, subject to a limit, and are customized per program or across multiple programs. The cost and limits of the reinsurance coverage we purchase vary from year to year based on the availability of quality reinsurance at an acceptable price and our desired level of retention.

Quota share reinsurance

We utilize quota share reinsurance for several purposes, including (i) to cede risk to Program Partners, which allows us to share economics and align incentives and (ii) to cede risk to third-party reinsurers in order to manage our net written premiums appropriately based on our financial objectives, capital base,

A.M. Best financial strength rating and risk appetite. It is a core pillar of our underwriting philosophy that Program Partners retain a portion of the underwriting risk of their program. We believe this best aligns interests, attracts higher quality programs and leads to better underwriting results.

Catastrophe XOL reinsurance

We have designed an XOL reinsurance program to efficiently protect against catastrophic or other unforeseen extreme loss activity that could otherwise negatively impact our profitability and capital base. The majority of our exposure to catastrophe risk stems from the workers’ compensation premium we retain. Potential catastrophic events include an earthquake, terrorism or another event that could cause more than one covered employee working at the same location to be injured in the event. We believe we mitigate this risk by our focus on small- to mid-sized accounts, which means that we generally do not have concentrated employee counts at single locations that could be exposed to a catastrophic loss. As of December 31, 2018, our core catastrophe XOL reinsurance program covers 78.5% of our workers’ compensation business. We have a $2 million retention of which 75% is reinsured under a quota share reinsurance agreement with certain third-party reinsurers. We have purchased coverage for (i) 15% of $3 million of losses in excess of $2 million, (ii) 35% of $5 million of losses in excess of $5 million and (iii) 100% of $20 million of losses in excess of $10 million. We believe that our XOL reinsurance structure, which consolidates multiple programs under a single reinsurance agreement, significantly decreases our cost of reinsurance compared with each program maintaining its own XOL reinsurance program.

Collateral management

As a result of our extensive use of reinsurance in our business model, we effectively convert underwriting risk to credit risk of our Program Partners and other professional reinsurers. Accordingly, it is critical for the success of our business that we actively manage our credit exposures. We achieve this through active collateral management, including: (1) requiring our reinsurance partners who do not have an A.M. Best financial strength rating of “A-” or higher or who are not authorized reinsurers, to post collateral equal to at least 100% of reserves for unearned premiums and losses and loss adjustment expense, including IBNR reserves, based on our assessment of expected losses; (2) securing collateral by trust funds, letters of credit or, more frequently, funds withheld accounts; and (3) reviewing collateral accounts on a monthly basis and secured with quarterly and annual “true-ups.”

As of December 31, 2018, we had reinsurance recoverables on paid and unpaid losses of $257.5 million. Against these recoverables, we maintained $166.8 million of funds withheld and $90.1 million of other forms of collateral, for a total of approximately $256.9 million in credit protection from our reinsurers. As of December 31, 2018, we did not have any balance from reinsurers that was over 90 days old or in dispute and we held appropriate funding or collateral from all unauthorized reinsurers. Over the past 12 years, we have had no unpaid reinsurance recoverables on $1.2 billion of ceded earned premiums.

The following table sets forth our ten largest reinsurance recoverables by reinsurer as of December 31, 2018:

Reinsurers:	A.M. Best Rating	Reinsurance Recoverables	Collateral	Net Recoverables
Provistar Insurance Company, Limited	NR	$56,781	$71,909	$(15,128)
Markel Global Reinsurance Company	A	41,495	3,150	38,345
Greenlight Reinsurance, Limited	A-	34,550	52,986	(18,436)
Arch Reinsurance Company (U.S.)	A+	23,113	1,624	21,489
Sunz Insurance Company	NR	19,659	35,531	(15,872)
Synergy Comp. Insurance Company	NR	11,222	14,505	(3,283)
VGM Insurance Companies of America Limited	NR	9,592	14,793	(5,201)
Steadpoint Insurance Company	NR	6,103	8,093	(1,990)
First Insurance Company of Oklahoma, Inc.	NR	5,163	6,983	(1,820)
First Choice Insurance Company	NR	4,164	8,689	(4,525)
Total		211,842	218,263	(6,421)

All other reinsurers		45,667	38,705	6,962
Total recoverables		$257,509	$256,968	$541

Technology

Our information technology department consisted of 13 employees as of December 31, 2019. Our Chief Information Officer (“CIO”) has over 21 years of experience in the technology field. We believe our systems and technology allow us to quickly collect and analyze data, thereby improving our ability to manage our business. We are not burdened by legacy technology systems.

We operate on a digital platform with a data warehouse that collects and builds a robust repository of statistical data for our workers’ compensation business and a substantial amount of our other liability business. Our platform provides a high degree of efficiency, accuracy and speed across all of our processes. We are able to use the data that we collect through Application Programming Interfaces (“APIs”) to quickly analyze trends across all functions in our business. The data warehouse is easily searchable and contains most of the underwriting and claims information we collect at every level. We are able to track rates, monitor historical loss experience and reserve development and measure other relevant metrics at a granular level of detail. Our technology team is continuously enhancing this system to improve its capability and expand its use across our business.

Reserves

We record reserves for estimated losses of the policies that we underwrite and for LAE related to the investigation and settlement of policy claims. Our reserves for losses and LAE represent the estimated cost of all reported and unreported losses and loss adjustment expenses incurred and unpaid as of a given point in time. We evaluate the overall adequacy of gross, ceded and net losses and LAE reserves in accordance with established actuarial standards to set our reserves. We establish reserves on a line of business basis at the individual program level. Consistent with our gross and net premium breakdown, reserves for workers’ compensation losses comprise the majority of our carried reserve position. Due to our shorter claims process and ability to close claims faster than competitors, we believe we are able to settle our ultimate reserves more quickly as well.

When a claim is first reported, we establish an initial case reserve for the estimated amount of our loss based on our estimate of the most likely outcome of the claim at that time. Generally, a case reserve is established within 30 days after the claim is reported and consists of anticipated medical costs, indemnity costs and specific adjustment expenses. This case reserve is set to cover the life of the claim based on information available at that point in time. At any point in time, the amount paid on a claim, as well as the reserve for future amounts to be paid, represents the estimated total cost of the claim or the case incurred amount. The estimated amount of loss for a reported claim is based on various factors, including:

•	type of loss;
•	severity of the injury or damage;
•	age and occupation of the injured employee;
•	estimated length of temporary disability;
•	anticipated permanent disability;
•	expected medical procedures, costs and duration;
•	our knowledge of the circumstances surrounding the claim;
•	insurance policy provisions, including coverage, related to the claim;
•	jurisdiction of the occurrence; and
•	other benefits defined by applicable statute.

Reserves are estimates involving actuarial projections of the expected ultimate cost to settle and administer claims at a given time, but are not expected to precisely represent the ultimate liability. Estimates are based on past loss experience modified for current trends as well as prevailing economic, legal, and social conditions. Such estimates are also based on facts and circumstances then known but are subject to significant uncertainty based on the outcome of various factors, such as future events, future trends in claim severity, inflation and changes in the judicial interpretation of policy provisions relating to the determination of coverage.

Reserves are set by our Reserve Committee in consultation with an independent third-party actuarial firm. Our Reserve Committee includes our Chief Executive Officer, Chief Financial Officer, Senior Vice President of Underwriting, Senior Vice President of Claims and Controller. The Reserve Committee meets semi-annually to review the actuarial reserving recommendations made by the independent actuary. Our independent third-party actuarial firm reviews our net reserves at June 30 and September 30 of each year and performs a comprehensive review of all programs at each year-end.

As of December 31, 2018, we have had aggregate favorable development of $11.9 million on our reserve estimates since December 31, 2013.

Incurred claims and allocated claim adjustment expenses, net of reinsurance
For the years ended December 31,											As of December 31, 2018
(in thousands)											(in thousands)
Accident Year	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	Total of IBNR liabilities plus expected development on reported claims	Cumulative number of reported claims
2009	$14,354	$14,339	$14,404	$14,528	$15,018	$14,892	$15,018	$15,382	$15,286	$15,181	$454	$4,203
2010		11,800	11,580	12,396	12,806	12,730	13,557	13,972	13,976	13,777	957	3,783
2011			14,456	14,923	16,636	17,578	17,620	17,854	18,419	18,834	611	3,759
2012				21,857	21,831	20,697	21,053	20,331	20,058	20,646	1,027	4,036
2013					24,661	24,755	24,280	21,361	21,342	21,506	1,214	4,308
2014						22,614	20,750	20,096	19,785	19,357	2,326	4,417
2015							20,222	21,416	21,572	20,896	5,209	5,138
2016								29,193	27,843	27,133	8,677	9,201
2017									36,115	28,562	11,057	14,719
2018										40,443	21,407	12,125
Total										$226,335

Cumulative paid claims and allocated claim adjustment expenses, net of reinsurance
For the years ended December 31,
(in thousands)
Accident Year	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018
2009	$3,286	$7,102	$9,246	$10,710	$12,004	$12,588	$12,963	$13,703	$13,965	$14,186
2010		3,594	7,007	8,696	10,095	10,911	11,384	11,779	12,154	12,365
2011			3,954	8,815	12,631	14,107	15,405	16,347	17,085	17,515
2012				6,143	11,996	14,480	16,249	17,196	18,188	19,098
2013					6,799	12,602	15,984	17,708	19,246	19,712
2014						5,638	11,032	13,644	15,325	15,879
2015							4,970	10,892	13,157	14,436
2016								6,707	13,334	16,300
2017									7,006	13,685
2018										7,883
										151,060
All outstanding liabilities before 2009, net of reinsurance										48,722
Liabilities for claims and claim adjustment expenses, net of reinsurance										$80,148

Investments

Investment income is a significant component of our earnings. We invest our reserves and maintain a conservative investment portfolio primarily comprised of highly rated fixed income securities. Our investment strategy is to preserve capital and limit our exposure to investment risk. Our portfolio is managed by New England Asset Management, Inc. (“NEAM”), an investment management firm with a focus on insurance portfolios. Our Investment Committee meets periodically and reports to our board of directors.

As of December 31, 2018, we had approximately $167.6 million of total cash and invested assets, net of all collateral held on behalf of our Program Partners under reinsurance treaties. The weighted average rating of the fixed income portfolio is “AA” and the weighted average duration is approximately 3.4 years. The total portfolio pre-tax book yield was 3.0%.

We hold funds withheld balances in separate accounts for the benefit of our Program Partners. The funds withheld assets and associated investment income belong to our various Program Partners. However, we require that the assets in these accounts be managed in accordance with our investment guidelines. As of December 31, 2018, we had $166.8 million of funds held under reinsurance treaties.

	Year ended December 31, 2018
	Cost or Amortized Cost	Fair Value	% of Total Fair Value
	($ in thousands)
Fixed maturities:
U.S. government and government securities	$18,974	$18,823	6.1%
Foreign governments	299	299	0.1%
States, territories and possessions	5,118	5,134	1.7%
Political subdivisions of states, territories and possessions	25,679	25,646	8.3%
Special revenue and special assessment obligations	52,465	52,662	17.1%
Industrial and public utilities	119,952	118,340	38.5%
Commercial mortgage-backed securities	11,472	11,411	3.7%
Residential mortgage-backed securities	41,028	40,399	13.1%
Other loan-backed securities	34,526	34,278	11.1%
Hybrid securities	258	245	0.1%
Total fixed maturities	$309,771	$307,237	99.9%

	Year ended December 31, 2018
	Cost or Amortized Cost	Fair Value	% of Total Fair Value
	($ in thousands)

Equity securities:
Preferred stock	325	321	0.1%
Total securities available for sale	$310,096	$307,558	100.0%
	Year ended December 31, 2018
	Cost or Amortized Cost	Fair Value	% of Total Fair Value
	($ in thousands)
Available for sale:
Due in one year or less	$18,650	$18,565	6.0%
Due after one year but before five years	124,953	123,689	40.3%
Due after five years but before ten years	44,299	44,183	14.4%
Due after ten years	34,843	34,712	11.3%
Commercial mortgage-backed securities	11,472	11,411	3.7%
Residential mortgage-backed securities	41,028	40,399	13.1%
Other loan-backed securities	34,526	34,278	11.2%
Total	$309,771	$307,237	100.0%
	Year ended December 31, 2018
	Fair Value	% of Total Fair Value
	($ in thousands)
Rating:
AAA	$44,887	14.6%
AA	137,680	44.8%
A	99,185	32.3%
BBB	25,282	8.2%
BB	23	0.0%
NR	200	0.1%
Total	$307,257	100.0%

Enterprise risk management

We have designed and implemented an enterprise risk management (“ERM”) program to identify potential earnings and capital volatility and to maximize the value of the overall organization. The process is led by an ERM Committee consisting of one independent board member and seven senior executives who each represent a critical operating unit of ours, including our CEO.

Our ERM committee and senior management have identified five key risk areas for oversight within the ERM framework. The five key risk areas are credit risk, market risk, underwriting risk, strategic risk and operational risk. Within each key risk, we have identified specific risk sub-categories leading to the identification and analysis of more granular risks. Through a documented analytical process, the ERM committee has selected a subset of these more granular risks to monitor due to their potential impact on our businesses. In summary, the analysis process creates risk identification, risk appetite, controls, oversight, and risk management expectations.

Competition

In general, the P&C insurance market is highly competitive. Some of our competitors have greater financial, marketing and management resources and experience than we do. We may also compete with new market entrants in the future. In the workers’ compensation insurance market our competitors include insurance companies, state insurance pools and self-insurance funds. According to S&P Global, more than 250 insurance companies participated in the workers’ compensation market in 2018. We compete against State National Companies, Inc. and AF Group in the provision of issuing carrier services to program administrators.

Competition is based on many factors, including the reputation and experience of the insurer, coverages and services offered, pricing and other terms and conditions, speed of claims payment, customer service, relationships with brokers and agents (including ease of doing business, service provided and commission rates paid), size and financial strength ratings, among other considerations.

Ratings

As of May 2019, we have an “A” (Excellent) (Outlook Stable) financial strength rating from A.M. Best, which rates insurance companies based on factors of concern to policyholders. A.M. Best currently assigns 16 FSRs to insurance companies, which currently range from “A++” (Superior) to “S” (Rating Suspended). “A” (Excellent) is the third highest financial strength rating. In evaluating a company’s financial and operating performance, A.M. Best reviews the company’s profitability, leverage and liquidity, as well as its book of business, the adequacy and soundness of its reinsurance, the quality and estimated market value of its assets, the adequacy of its losses and loss expense reserves, the adequacy of its surplus, its capital structure, the experience and competence of its management and its market presence. A.M. Best’s FSRs reflect its opinion of an insurance company’s financial strength, operating performance and ability to meet its obligations to policyholders.

Employees

As of December 31, 2019, we had 227 employees. Our employees are not subject to any collective bargaining agreements, and we are not aware of any current efforts to implement such an agreement. We believe that our employee relationships are good.

Facilities

We own our corporate headquarters building and land at 150 Lake Street West, Wayzata, Minnesota, which includes approximately 25,229 square feet of office space. In addition, we lease additional office space in the following locations: Ontario, California; Sacramento, California; Solvang, California; Fort Lauderdale, Florida; Maitland, Florida; Boise, Idaho; Independence, Missouri; Butte, Montana; Rio Rancho, New Mexico; Las Vegas, Nevada; Salem, Oregon; Provo, Utah and Salt Lake City, Utah. We believe that our facilities are adequate for our current needs.

Legal proceedings

We are subject to routine legal proceedings in the normal course of operating our insurance business. We are not involved in any legal proceedings which reasonably could be expected to have a material adverse effect on our business, financial condition and results of operations.

Regulation

Our business is subject to extensive regulation in the United States at both the state and federal level, including regulation under state insurance and federal laws. We cannot predict the impact of future state or federal laws or regulations on our business. Future laws and regulations, or the interpretation thereof, may materially adversely affect our financial condition and results of operations.

Insurance regulation

General

Our insurance subsidiaries are subject to extensive regulation and supervision by the states in which they are domiciled, particularly with respect to their financial condition. Benchmark is domiciled in Kansas and commercially domiciled in California, where it is regulated and supervised by the Kansas Insurance Department and the California Department of Insurance, respectively. ALIC is domiciled in Utah where it is regulated and supervised by the Utah Insurance Department. Our insurance subsidiaries are also subject to regulation by all states in which they transact business, which oversight in practice often focuses on review of their market conduct. Benchmark is licensed to conduct insurance business, and therefore subject to regulation and supervision by insurance regulators, in 49 states and Washington D.C. ALIC is licensed or eligible to conduct insurance business, and therefore subject to regulation and supervision by insurance regulators, in 19 states and Washington D.C. The extent and scope of insurance regulation varies between jurisdictions, but most jurisdictions have laws and regulations governing the financial security of insurers, including admittance of assets for purposes of calculating statutory surplus, standards of solvency, reserves, reinsurance, capital adequacy and the business conduct of insurers.

In addition, statutes and regulations usually require the licensing of insurers and their agents, the approval of policy forms and related materials and, for certain lines of insurance, and the approval of rates. State statutes and regulations also prescribe the permitted types and concentrations of investments by insurers. The primary purpose of this insurance industry regulation is to protect policyholders. P&C insurance companies are required to file detailed quarterly and annual statements with insurance regulatory authorities in each of the jurisdictions in which they are licensed or eligible to do business, and their operations and accounts are subject to periodic examination by such authorities. Regulators have discretionary authority, in connection with the continued licensing of insurance companies, to limit or prohibit the ability to issue new policies if, in their judgment, the regulators determine that an insurer is not maintaining minimum statutory surplus or capital or if the further transaction of business will be detrimental to its policyholders.

The amount of dividends that our insurance subsidiaries may pay in any twelve-month period, without prior approval by their respective domestic insurance regulators, is restricted under the laws of Kansas, California and Utah.

Under Kansas and California law, dividends payable from Benchmark without the prior approval of the applicable insurance commissioner are limited to the greater of 10% of Benchmark’s surplus as shown on the last statutory financial statement on file with the Kansas Insurance Department and the California Department of Insurance, respectively, or 100% of net income during the applicable twelve-month period (not including realized capital gains).

Under Utah law, dividends payable from ALIC without the prior approval of the applicable insurance commissioner are limited to the lesser of 10% of ALIC’s surplus as shown on the last statutory financial statement on file with the Utah Insurance Department, 100% of net income during the applicable twelve-month period (not including realized capital gains).

In addition, payments of dividends and advances or repayment of funds to us by our insurance subsidiaries are restricted by the applicable laws of our insurance subsidiaries’ respective jurisdictions requiring that each insurance subsidiary hold a specified amount of minimum reserves in order to meet future obligations on its outstanding policies. These regulations specify that the minimum reserves shall be calculated to be sufficient to meet future obligations, giving consideration for required future premiums to be received, which are based on certain specified interest rates and methods of valuation, which are subject to change.

Insurance holding company regulation

We are an insurance holding company and, together with our insurance subsidiaries and our other subsidiaries and affiliates, are subject to the insurance holding company system laws of Kansas, California and Utah. These laws vary across jurisdictions, but generally require an insurance holding company and insurers that are members of such insurance holding company’s system to register with the jurisdiction’s insurance regulatory authorities, to file reports disclosing certain information, including their capital structure, ownership, management, financial condition, enterprise risk and own risk and solvency assessment.

These laws also require disclosure of certain qualifying transactions between or among our insurance subsidiaries and us or any of our other subsidiaries or affiliates to which one or more of our insurance subsidiaries is a party. Such transactions could include loans, investments, sales, service agreements and reinsurance agreements among other similar inter-affiliate transactions. These laws also require that inter-company transactions be fair and reasonable. In certain circumstances, the insurance company must give prior notice of the transaction to the insurance department in its state of domicile, and the insurance department must either approve or disapprove the subject inter-company transaction within defined periods. Further, these laws require that an insurer’s contract holders’ surplus following any dividends or distributions to shareholder affiliates is reasonable in relation to the insurer’s outstanding liabilities and its financial needs.

The insurance holding company laws in some states, including Kansas, California and Utah, require regulatory approval of a direct or indirect change of control of an insurer or an insurer’s parent company. Generally, to obtain approval from the insurance commissioner for any acquisition of control of an insurance company or its parent company, the proposed acquirer must file with the applicable commissioner an application containing information regarding: (i) the identity and background of the acquirer and its affiliates; (ii) the nature, source and amount of funds to be used to carry out the acquisition; (iii) the financial statements of the acquirer and its affiliates; (iv) any potential plans for disposition of the securities or business of the insurer; (v) the number and type of securities to be acquired; (vi) any contracts with respect to the securities to be acquired; (vii) any agreements with broker-dealers; and (viii) other matters. Different jurisdictions may have similar or additional requirements for prior approval of any acquisition of control of an insurance or reinsurance company licensed or authorized to transact business in those jurisdictions. Additional requirements may include re-licensing or subsequent approval for renewal of existing licenses upon an acquisition of control.

Credit for reinsurance

State insurance laws permit U.S. insurance companies, as ceding insurers, to take financial statement credit for reinsurance that is ceded, so long as the assuming reinsurer satisfies the state’s credit for reinsurance laws. The NRRA contained in the Dodd-Frank Act provides that if the state of domicile of a ceding insurer is an NAIC accredited state, or has financial solvency requirements substantially similar to the requirements necessary for NAIC accreditation, and recognizes credit for reinsurance for the insurer’s ceded risk, then no other state may deny such credit for reinsurance. Because all states are currently accredited by the NAIC, the Dodd-Frank Act prohibits a state in which a U.S. ceding insurer is licensed but not domiciled from denying credit for reinsurance for the insurer’s ceded risk if the cedant’s domestic state regulator recognizes credit for reinsurance. The ceding company in this instance is permitted to reflect in its statutory financial statements a credit in an aggregate amount equal to the ceding company’s liability for unearned premium (which are that portion of written premiums which applies to the unexpired portion of the policy period), loss reserves and loss expense reserves to the extent ceded to the reinsurer.

Statutory examinations

We are required to file detailed quarterly and annual financial statements, in accordance with prescribed statutory accounting rules with regulatory officials in each of the jurisdictions in which we do business. As part of their routine regulatory oversight process, the Kansas Insurance Department, the California Department of Insurance and the Utah Insurance Department conduct periodic detailed examinations, generally once every three to five years, of the books, records, accounts and operations of our insurance subsidiaries domiciled in their states.

Financial tests

The NAIC has developed a set of financial relationships or “tests,” known as the Insurance Regulatory Information System or IRIS, which is designed for early identification of companies that may require special attention or action by insurance regulatory authorities. Insurance companies submit data annually to the NAIC, which in turn analyzes the data by utilizing ratios. State insurance regulators review this statistical report, which is available to the public, together with an analytical report, prepared by and available only to state insurance regulators, to identify insurance companies that appear to require immediate regulatory attention. A “usual range” of results for each ratio is used as a benchmark.

Risk-based capital requirements

In order to enhance the regulation of insurers’ solvency, the NAIC adopted a model law to implement risk-based capital (“RBC”) requirements for P&C insurers. All states have adopted the NAIC’s model law or a substantively similar law. The NAIC Risk-Based Capital Model Act requires insurance companies to submit an annual RBC Report, which compares an insurer’s Total Adjusted Capital with its Authorized Control Level RBC. A company’s RBC is calculated by using a specified formula that applies factors to various specified asset, premium, claim, expense and reserve items. The factors are higher for those items with greater underlying risk and lower for items with less underlying risk.

Total Adjusted Capital is defined as the sum of an insurer’s statutory capital and surplus and asset valuation reserve and the estimated amount of all dividends declared by the insurer’s board of directors prior to the end of the statement year that are not yet paid or due at the end of the year. The RBC Report is used by regulators to set in motion appropriate regulatory actions relating to insurers that show indications of weak or deteriorating conditions. RBC is an additional standard for minimum capital requirements that insurers must meet to avoid being placed in rehabilitation or liquidation by regulators. The annual RBC Report, and the information contained therein, is not intended by the NAIC as a means to rank insurers.

RBC is a method of measuring the minimum amount of capital appropriate for an insurance company to support its overall business operations in light of its size and risk profile. It provides a means of setting the capital requirement in which the degree of risk taken by the insurer is the primary determinant. The value of an insurer’s Total Adjusted Capital in relation to its RBC, together with its trend in its Total Adjusted Capital, is used as a basis for determining regulatory action that a state insurance regulator may be authorized or required to take with respect to an insurer. The four determinations, potentially applicable under each jurisdiction’s laws, are essentially as follows:

•	Company Action Level Event. Total Adjusted Capital is greater than or equal to 150% but less than 200% of RBC or Total Adjusted Capital greater than or equal to 200% but less than 250% of RBC, and has a negative trend. If there is a Company Action Level Event, the insurer must submit a plan (an “RBC Plan”) outlining, among other things, the corrective actions it intends to take in order to remedy its capital deficiency.
•	Regulatory Action Level Event. Total Adjusted Capital is greater than or equal to 100% but less than 150% of RBC or the insurer has failed to comply with filing deadlines for its RBC Report or RBC Plan. If there is a Regulatory Action Level Event, the insurer is also required to submit an RBC Plan. In addition, the insurance regulator must undertake a comprehensive examination of the insurer’s financial condition and must issue any appropriate corrective orders.
•	Authorized Control Level Event. Total Adjusted Capital is below RBC but greater than or equal to 70% of RBC or the insurer has failed to respond to a corrective order. As noted above, if there is an Authorized Control Level Event, the insurance regulator may seek rehabilitation or liquidation of the insurer if it deems it to be in the best interests of the policyholders and creditors of the insurer and the public.
•	Mandatory Control Level Event. Total Adjusted Capital is below 70% of RBC. If there is a Mandatory Control Level Event, the insurance regulator must seek rehabilitation or liquidation of the insurer.

Market conduct

Our insurance subsidiaries are subject to periodic market conduct exams (“MCE”) in any jurisdiction where they do business. An MCE typically entails review of business activities, such as operations and management, complaint handling, marketing and sales, producer licensing, policyholder service, underwriting and rating, and claims handling. Regulators may impose fines and penalties upon finding violations of regulations governing such business activities.

Rate and form approvals

Our insurance subsidiaries are subject to each state’s laws and regulations regarding rate and form approvals. Generally, insurance companies, adjusting companies and individual claims adjusters are prohibited by state statutes from engaging in unfair claims practices on a flagrant basis or with such frequency to indicate a general business practice. The applicable laws and regulations are used by states to establish standards to ensure that rates are not excessive, inadequate, unfairly discriminatory or used to engage in unfair price competition. Unfair claims practices include, but are not limited to, misrepresenting pertinent facts or insurance policy provisions; failing to acknowledge and act reasonably promptly upon communications with respect to claims arising under insurance policies; and attempting to settle a claim for less than the amount to which a reasonable person would have believed such person was entitled. An insurer’s ability to increase rates and the relative timing of the process are dependent upon each state’s respective requirements.

Assessments against insurers

Under the insurance guaranty fund laws existing in each state and Washington D.C., licensed insurers can be assessed by insurance guaranty associations for certain obligations of insolvent insurance companies to policyholders and claimants. Most of these laws provide for annual limits on the assessments and for an offset against state premium taxes. These premium tax offsets must be spread over future periods ranging from five to 20 years. Since these assessments typically are not made for several years after an insurer fails and depend upon the final outcome of liquidation or rehabilitation proceedings, we cannot accurately determine the amount or timing of any future assessments.

Regulation of investments

We are subject to state laws and regulations that require diversification of our investment portfolios and limit the amounts of investments in certain asset categories, such as below-investment grade fixed income securities, equity real estate, other equity investments and derivatives. Failure to comply with these requirements and limitations could cause affected investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, could require the divestiture of such non-qualifying investments.

Statutory accounting principles

Statutory accounting principles (“SAP”), are a basis of accounting developed to assist insurance regulators in monitoring and regulating the solvency of insurance companies. SAP is primarily concerned with measuring an insurer’s solvency. Statutory accounting focuses on valuing assets and liabilities of insurers at financial reporting dates in accordance with appropriate insurance law and regulatory provisions applicable in each insurer’s domiciliary state.

GAAP is concerned with a company’s solvency, but is also concerned with other financial measurements, principally income and cash flows. Accordingly, GAAP gives more consideration to appropriately matching revenue and expenses and accounting for management’s stewardship of assets than does SAP. As a direct result, different assets and liabilities and different amounts of assets and liabilities will be reflected in financial statements prepared in accordance with GAAP as compared to SAP.

Potential issuing carrier restrictions

In certain states, including Florida and Kentucky, the Insurance Commissioner has the authority to prohibit an authorized insurer from acting as an issuing carrier for an unauthorized insurer. In addition, insurance departments in states in which there is no statutory or regulatory prohibition against an authorized insurer acting as an issuing carrier for an unauthorized insurer could deem the assuming insurer to be transacting insurance business without a license and the issuing carrier to be aiding and abetting the unauthorized sale of insurance.

Enterprise risk and other developments

The NAIC, as part of its solvency modernization initiative, has engaged in a concerted effort to strengthen the ability of U.S. state insurance regulators to monitor U.S. insurance holding company groups. The NAIC’s solvency modernization initiative, among other things, aims to expand the authority and focus of state insurance regulators to encompass U.S. insurance holding company systems at the group level. The holding company reform efforts at the NAIC culminated in December 2010 in the adoption of significant amendments to the NAIC’s Insurance Holding Company System Regulatory Act (the “Model Holding Company Act”) and its Insurance Holding Company System Model Regulation (the “Model Holding Company Regulation”). Among other things, the revised Model Holding Company Act and Model Holding Company Regulation explicitly address “enterprise” risk - the risk that an activity, circumstance, event or series of events involving one or more affiliates of an insurer will, if not remedied promptly, be likely to have a material adverse effect upon the financial condition or liquidity of the insurer or its insurance holding company system as a whole - and require annual reporting of potential enterprise risk as well as access to information to allow the state insurance regulator to assess such risk. In addition, the Model Holding Company Act amendments include a requirement to the effect that any person divesting control over an insurer must provide 30 days’ notice to the regulator and the insurer (with an exception for cases where a Form A is being filed). The amendments direct the domestic state insurance regulator to determine those instances in which a divesting person will be required to file for and obtain approval of the transaction. Some form of the 2010 amendments to the Model Holding Company Act has been adopted in all states.

In December 2014, the NAIC adopted additional revisions to the Model Holding Company Act, updating the model to clarify the group-wide supervisor for a defined class of internationally active insurance groups. The revisions also outline the process for determining the lead state for domestic insurance groups, outline the activities the commissioner may engage in as group-wide supervisor and extend confidentiality protections to cover information received in the course of group-wide supervision. The 2014 revisions to the Model Holding Company Act have been adopted in all accredited U.S. jurisdictions.

In 2012, the NAIC adopted the Risk Management and Own Risk and Solvency Assessment (“ORSA”) Model Act, which requires domestic insurers to maintain a risk management framework and establishes a legal requirement for domestic insurers to conduct an ORSA in accordance with the NAIC’s ORSA Guidance Manual. The ORSA Model Act provides that domestic insurers, or their insurance group, must regularly conduct an ORSA consistent with a process comparable to the ORSA Guidance Manual process. The ORSA Model Act also provides that, no more than once a year, an insurer’s domiciliary regulator may request that an insurer submit an ORSA summary report, or any combination of reports that together contain the information described in the ORSA Guidance Manual, with respect to the insurer and the insurance group of which it is a member. If and when the ORSA Model Act is adopted by a particular state, the ORSA Model Act would impose more extensive filing requirements on parents and other affiliates of domestic insurers. Each of Kansas, California and Utah have adopted their version of the ORSA Model Act. Our insurance company subsidiaries, Benchmark and ALIC, will be subject to the requirements of the ORSA Model Act adopted in Kansas, California and Utah, respectively, when their direct written premiums and unaffiliated assumed premiums, if any, exceed $500 million (Benchmark and ALIC are currently exempt from such requirements based on the amount of their direct written premiums and unaffiliated assumed premiums).

Privacy regulation

Federal and state law and regulation require financial institutions to protect the security and confidentiality of personal information, including health-related and customer information, and to notify customers and other individuals about their policies and practices relating to their collection and disclosure of health-related and customer information and their practices relating to protecting the security and confidentiality of that information. State laws regulate the use and disclosure of social security numbers and federal and state laws require notice to affected individuals, law enforcement, regulators and others if there is a breach of the security of certain personal information, including social security numbers. Federal and state laws and regulations regulate the ability of financial institutions to make telemarketing calls and to send unsolicited e-mail or fax messages to consumers and customers. Federal and state lawmakers and regulatory bodies may be expected to consider additional or more detailed regulation regarding these subjects and the privacy and security of personal information.

Cybersecurity regulation

The NAIC adopted the Insurance Data Security Model Law in October 2017. As of the date of this prospectus, eight states, not including Kansas, California or Utah, have adopted the model law or a variation of it. We expect that additional regulations could be enacted in other jurisdictions that could impact our cybersecurity program. Depending on these and other potential implementation requirements, we will likely incur additional costs of compliance.

Management

Directors and executive officers

Set forth below are the names, ages and positions of our directors and executive officers as of the date of this prospectus.

Name	Age	Position
Andrew M. O’Brien	68	President and Chief Executive Officer, Director
Julie A. Baron	53	Chief Financial Officer
Joy Noelle Edler	42	Chief Operating Officer
Martin A. Ericson	60	Senior Vice President of Underwriting
Jill K. Johnson	42	General Counsel
Matthew J. Spencer	43	Chief Information Officer
David G. Ellison	36	Director
Randall D. Jones	66	Director
Steven B. Lee	68	Director
Daniel G. Tully	59	Chairman of our board of directors
[ _ ]	[ _ ]	Director
[ _ ]	[ _ ]	Director

* [ _ ] and [ _ ] are currently director nominees and will be appointed as directors upon consummation of this offering.

Andrew M O’Brien has served as our President and Chief Executive Officer, and as one of our directors, since December 1996. Prior to founding our company, Mr. O’Brien served as a General Partner, Executive Vice President and director of E.W. Blanch Company. Mr. O’Brien has also served as a director of the Health Care Insurance Facility, First Dakota Indemnity Company and SAFE, Inc., a holding company for an accident and health insurer. Mr. O’Brien holds a B.A. in Sociology from the University of Minnesota, a J.D. from the University of Minnesota Law School and a Chartered Property Casualty Underwriter designation.

Julie A. Baron has served as our Chief Financial Officer since April 2015. From November 2007 to March 2015, Ms. Baron served as the Controller for Benchmark. Prior to joining our company, Ms. Baron was a controller for Ala Carte Broker Services, LLC, a mortgage broker and title company in the Twin Cities. Ms. Baron holds a B.S. in Accounting from Arizona State University and is a Certified Public Accountant (inactive).

Joy Noelle Edler has served as our Chief Operating Officer since January 2020. Prior to joining our company, Ms. Edler served as the Vice President of Safety National Casualty Corp from January 2019 to January 2020, the Assistant Vice President of Safety National Casualty Corp from January 2016 to December 2018 and Director of Treaty Reinsurance at Safety National Casualty Corp from January 2014 to December 2015. Ms. Edler has experience as a senior-level treaty reinsurance underwriter and account executive responsible for developing, growing, and managing treaty reinsurance broker and client relationships, underwriting proportional and non-proportional programs, and promoting value-added client services. Ms. Edler also has a background in property and casualty insurance with an emphasis in workers’ compensation and other casualty. Ms. Edler holds a B.S. in Management and B.A. in Human Resource Management from Columbia College.

Martin A. Ericson has served as our Senior Vice President of Underwriting since July 2018. Mr. Ericson served as our Vice President of Underwriting from September 2013 to July 2018. Mr. Ericson has 28 years of experience and responsibility in the commercial insurance industry. Mr. Ericson holds a B.A. in Business Administration from Graceland University, a Chartered Property Casualty Underwriter designation and a Property Casualty Insurance Agents license.

Jill K. Johnson has served as our General Counsel since January 2015. Ms. Johnson has also served as the General Counsel and Vice President of Trean Corporation since April 2008, as the Secretary of S&C

Claims Services, Inc. since September 2013 and as the Secretary of Benchmark Administrators, LLC since February 2016. Ms. Johnson holds a B.A. in Criminal Justice and Sociology from Gustavus Adolphus College and a J.D. from William Mitchell College of Law.

Matthew J. Spencer has served as our Chief Information Officer since October 2018. Mr. Spencer served as our Vice President of Business Technology from April 2015 to October 2018. Prior to joining our company, Mr. Spencer served as the Senior Project Office Manager for MMIC Insurance, Inc. from July 2013 to March 2015. Mr. Spencer holds a B.S. in Quantitative Methods in Computer Science and a B.A. in Business Administration and Management from the University of St. Thomas.

David G. Ellison has served as one of our directors since July 2015. Mr. Ellison is a Managing Director at Altaris Capital Partners, LLC where he has held various positions since August 2007, and has extensive experience serving on audit, compensation, and compliance committees. Prior to Altaris Mr. Ellison was a member of the healthcare investment banking group at Lehman Brothers where he assisted clients in the execution of a number of mergers, acquisitions and financing transactions across the healthcare industry. Mr. Ellison holds a B.A. in Mathematics and Economics from Washington and Lee University.

Randall D. Jones has served as one of our directors since January 2008. Mr. Jones has served as the General Manager for Strategic Advisors Group, LLC since April 2001. From October 2010 to December 2017, Mr. Jones served as the Consulting Education Director for the National Association of Professional Surplus Lines Offices (“NAPSLO”), which is now the Wholesale & Specialty Insurance Association. Mr. Jones has over 40 years of experience in the specialty property and casualty insurance industry and has specific training as a wholesale broker, claims adjuster and underwriter. Mr. Jones holds a B.S. in Administration of Justice from Southern Illinois University and a M.Ed. from Central Michigan University.

Steven B. Lee has served as one of our directors since December 1996. Mr. Lee has also served as the Senior Vice President for Trean Reinsurance Services, LLC since December 2016. Mr. Lee has 38 years of experience in the reinsurance and insurance industry focusing on workers’ compensation, casualty and professional liability. Mr. Lee holds a B.A. in Psychology from St. Olaf College, an M.B.A. from the University of Wisconsin and a J.D. from the Mitchel Hamline School of Law.

Daniel G. Tully has served as one of our directors since July 2015 and will serve as the chairman of our board of directors. Mr. Tully is a Managing Director at Altaris Capital Partners, LLC, which he co-founded in November 2002. Mr. Tully has extensive experience serving on audit, compensation, and compliance committees. Prior to the formation of Altaris Mr. Tully held various positions with Merrill Lynch, including serving as the firm’s global head of healthcare equity capital markets and as a member of Merrill Lynch’s private equity and investment banking groups. Mr. Tully has also served as a director of Tivity Health, Inc. since August 2019. Mr. Tully received a B.S. in Economics from the University of Pennsylvania, Wharton Undergraduate Program.

There are no family relationships between any of our executive officers or directors.

Board of directors

Our bylaws provide that the number of directors constituting our entire board of directors shall be fixed from time to time by the board of directors. Our board of directors will consist of seven members. Mr. Tully will be the chairman of our board of directors. As discussed under “Certain relationships and related party transactions — Director Nomination Agreement,” the Altaris Funds will have the right to nominate certain of our directors.

Prior to the completion of this offering, we will amend our certificate of incorporation and bylaws to divide our board of directors into three classes of approximately equal number of directors, with each director serving a three-year term and one class being elected at each annual meeting of stockholders. See “Description of capital stock — Certain anti-takeover provisions of our amended and restated certificate of incorporation, our amended and restated bylaws and applicable law — Classified board of directors; number of directors.”

Director independence

We have reviewed the independence of the persons that will be serving as directors upon the consummation of this offering using the           independence standards. Based on this review, we have determined that are independent within the meaning of the           listing standards.

Committees of the board of directors

After the completion of this offering, we will have two standing committees of the board of directors: the audit committee; and compensation, nominating and corporate governance committee.

Audit committee

Our audit committee will consist of         , who will serve as the chair of the audit committee, Mr. Jones and         , who all qualify as independent directors under the corporate governance standards and the independence requirements of Rule 10A-3 under the Exchange Act. Following this offering, our board of directors have determined that         on our audit committee qualifies as an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K. The audit committee will assist our board of directors in fulfilling its oversight responsibilities relating to:

•	the quality and integrity of our combined financial statements and our financial reporting process;
•	internal and external auditing and the independent registered public accounting firm’s qualifications and independence;
•	the performance of our internal audit function and independent registered public accounting firm;
•	the integrity of our systems of internal accounting and financial controls; and
•	our compliance with legal and regulatory requirements.

In so doing, the audit committee will be responsible for maintaining free and open communication between the committee, our independent registered public accounting firm and our management. In this role, the audit committee will be empowered to investigate any matter brought to its attention with full access to all books, records, facilities and personnel of our Company and will have the power to retain outside counsel or other experts for this purpose.

The audit committee will have direct responsibility for the appointment, compensation, retention and oversight of our independent registered public accounting firm. The audit committee will meet in executive session with the independent registered public accounting firm at least quarterly.

Compensation, nominating and corporate governance committee

Our compensation, nominating and corporate governance committee will consist of Mr. Ellison, who will serve as the chair, Mr. Tully and          . The committee will assist our board of directors with reviewing the performance of our management in achieving corporate goals and objectives and assuring that our executives are compensated effectively in a manner consistent with our strategy, competitive practice and the requirements of appropriate regulatory bodies. Toward that end, the compensation, nominating and corporate governance committee will, among other responsibilities, review and approve director and executive officer compensation, incentive compensation and equity-based compensation plans, and employee benefit plans. The compensation, nominating and corporate governance committee will also assist our board of directors by:

•	identifying individuals qualified to become board members;
•	recommending to the board of directors the director nominees for the next annual meeting of stockholders;
•	leading the board of directors in its annual review of performance; and
•	recommending a code of conduct and, if deemed appropriate by the compensation, nominating and corporate governance committee, corporate governance guidelines, to the board of directors.

Compensation, nominating and corporate governance committee interlocks and insider participation

None of the members of our compensation, nominating and corporate governance committee and none of our executive officers has had a relationship that would constitute an interlocking relationship with executive officers or directors of another entity or insider participating in compensation decisions.

Code of conduct

Upon completion of this offering, we will have a code of conduct applicable to our directors, officers and employees that complies with the requirements of applicable rules and regulations of the SEC and             . This code will be designed to deter wrongdoing and to promote:

•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;
•	full, fair, accurate, timely and understandable disclosure in reports and documents that we file with, or submit to, the SEC and in other public communications made by us;
•	compliance with applicable governmental laws, rules and regulations; and
•	prompt internal reporting to an appropriate person or persons identified in the code of conduct of violations of the code of conduct; and accountability for adherence to the code of conduct.

Upon completion of this offering, our code of conduct will be available on the investor relations portion of our website.

Director compensation

The following table sets forth information concerning compensation earned by our directors for the year ended December 31, 2019:

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	All Other Compensation ($)	Total ($)

Directors who are also our employees receive no compensation for serving as directors. Non-employee directors or their designees receive an annual retainer in the amount of $         , and the chairman of our board of directors receives an additional annual retainer in the amount of $         . Non-employee directors or their designees also receive $         for each board meeting and $         for each committee meeting attended in person or by telephone, except for audit committee meetings, for which they receive $         .

We also reimburse all directors (including employee directors) for reasonable out-of-pocket expenses they incur in connection with their service as directors.

Executive compensation

The following section provides compensation information pursuant to the scaled disclosure rules applicable to “emerging growth companies” under the rules of the SEC, including reduced narrative and tabular disclosure obligations regarding executive compensation.

Summary compensation table

The following table sets forth information concerning the compensation paid to our principal executive officer and our two other most highly compensated executive officers (our “named executive officers” or “NEOs”) during our fiscal year ended December 31, 2019. All numbers are rounded to the nearest dollar.

Name and principal position	Year	Salary ($)	Stock awards ($)	Non-equity incentive plan compensation ($)(1)	All other compensation ($)	Total ($)
Andrew M O’Brien President, Chief Executive Officer and Director
Steven B. Lee Senior Vice President
Julie A. Baron Chief Financial Officer
(1)	The amounts shown represent cash bonuses paid in respect of 2019 performance.

Outstanding equity awards at fiscal year end

The following table sets forth information regarding the outstanding unvested equity held by our NEOs as of December 31, 2019.

Name	Type of equity	Number of units acquired that have not vested (#)
Andrew M. O’Brien
Steven B. Lee
Julie A. Baron

Certain relationships and related party transactions

We describe below transactions and series of similar transactions, during our last three fiscal years or currently proposed, to which we were or will be a participant, in which:

•	the amounts involved exceeded or will exceed the lesser of (i) $120,000 and (ii) 1% of the average of our total assets at year end for the last two completed fiscal years; and
•	any of our directors or executive officers (in each case, including their immediate family members) or beneficial holders of more than 5% of any class of our voting securities had or will have a direct or indirect material interest.

Other than as described below, there have not been, nor are there any currently proposed, transactions or series of similar transactions meeting this criteria to which we have been or will be a participant other than compensation arrangements, which are described where required under “Executive compensation.”

Director Nomination Agreement

Upon the closing of this offering, we will enter into a director nomination agreement (the “Director Nomination Agreement”) with the Altaris Funds. So long as the Altaris Funds own more than 35% of our outstanding common stock, the Altaris Funds will have the right (but not the obligation) to nominate three individuals to our board of directors; so long as the Altaris Funds own more than 20% or more but less than 35% of our outstanding common stock, the Altaris Funds will have the right (but not the obligation) to nominate two individuals to our board of directors; and so long as the Altaris Funds own 10% or more but less than 20% of our outstanding common stock, the Altaris Funds will have the right (but not the obligation) to nominate one individual to our board of directors. Subject to limited exceptions, we will include these nominees in the slate of nominees recommended to our stockholders for election as directors.

LLC Agreements

On January 22, 2016, (i) BIC Holdings entered into the Second Amended and Restated Limited Liability Company Agreement (the “BIC LLC Agreement”) together with AHP-BHC LLC, Andrew M. O’Brien (through a trust), Steven B. Lee and the other members named on Exhibit A therein and (ii) Trean Holdings entered into the Second Amended and Restated Limited Liability Company Agreement (the “Trean LLC Agreement” and, together with the BIC LLC Agreement, each as further amended, the “LLC Agreements”) together with AHP-TH LLC, Mr. O’Brien (through a trust), Mr. Lee and the other members named on Exhibit A therein. On May 1, 2017, (i) BIC Holdings, Mr. O’Brien (through a trust), Mr. Lee and the other members named on Exhibit A therein entered into Amendment No. 1 to the BIC LLC Agreement to, among other things, add ACP-BHC LLC as a member of BIC Holdings and (ii) Trean Holdings, Mr. O’Brien (through a trust), Mr. Lee and the other members named on Exhibit A therein entered into Amendment No. 1 to the Trean LLC Agreement to, among other things, add ACP-TH LLC as a member of Trean Holdings. On June 15, 2018, (i) the BIC LLC Agreement was further amended pursuant to Amendment No. 2 thereto and (ii) the Trean LLC Agreement was further amended pursuant to Amendment No. 2 thereto. Upon the completion of this offering, BIC Holdings LLC and Trean Holdings LLC will dissolve pursuant to the terms of their respective LLC Agreements.

Consulting Agreements

In connection with the Altaris Funds’ investment in us, (i) on July 31, 2015, BIC Holdings entered into a consulting agreement with Altaris Capital Partners, LLC and (ii) on May 1, 2017, Trean Holdings entered into Amendment No. 1 to the Amended and Restated Consulting Agreement, dated as of April 29 2016, with Altaris Capital Partners, LLC (collectively, the “Consulting Agreements”), relating to the engagement of Altaris Capital Partners, LLC to provide certain consulting and advisory services. The Consulting Agreements provide that we pay Altaris Capital Partners, LLC an annual fee of $1.0 million, payable quarterly in equal installments. We paid $1.0 million in each of 2018 and 2019 to Altaris Capital Partners, LLC for these services.

In connection with this offering, we will enter into a termination letter agreement with Altaris Capital Partners, LLC pursuant to which the parties will agree to terminate the ongoing consulting and advisory services and fees described above. Pursuant to the terms of each such termination letter agreement, we will agree to pay Altaris Capital Partners, LLC an aggregate one-time payment of $     million, which amount will equal 1.0% of the enterprise value of us in accordance with the terms of the Consulting Agreements, payable upon completion of this offering. Pursuant to the terms of each such termination letter agreement the consulting and advisory fees will terminate.

Principal and selling stockholders

The following table sets forth information regarding the beneficial ownership of our common stock as of               , 2020 (i) as adjusted to give effect to the reorganization, but prior to this offering, and (ii) as adjusted to give effect to the reorganization and this offering as described in “Use of proceeds” by:

•	each person or group whom we know to own beneficially more than 5% of our common stock;
•	each of the directors and named executive officers individually;
•	all directors and executive officers as a group; and
•	each of the other selling stockholders.

The numbers of shares of common stock beneficially owned, percentages of beneficial ownership and percentages of combined voting power before this offering that are set forth below are based on the number of shares of common stock to be issued and outstanding prior to this offering after giving effect to the reorganization. See “Organizational structure.” The numbers of shares of common stock beneficially owned, percentages of beneficial ownership and percentages of combined voting power after this offering that are set forth below are based on the number of shares of common stock to be issued and outstanding immediately after this offering.

In accordance with the rules of the SEC, beneficial ownership includes voting or investment power with respect to securities and includes the shares issuable pursuant to stock options that are exercisable within 60 days of          , 2020. The number of shares of common stock outstanding after this offering includes          shares of common stock being offered for sale by us in this offering. Unless otherwise indicated, the address for each listed stockholder is: c/o 150 Lake Street West, Wayzata, MN 55391. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock.

The following table assumes the underwriters’ option to purchase additional shares of common stock is not exercised.

The table below does not reflect any shares of our common stock that our directors and executive officers may purchase through the directed share program, described in “Underwriting.”

	Shares Beneficially Owned Before this Offering		Shares Beneficially Owned After this Offering
Name and Address of Beneficial Owner	Shares	Percentage	Shares	Percentage
Greater than 5% and Selling Stockholders:
Altaris Funds(1)
Blake Enterprises entities(2)
Named Executive Officers and Directors:
Andrew M O’Brien(3)
Steven B. Lee(4)
Julie A. Baron
David G. Ellison
Randall D. Jones
Steven B. Lee
Daniel G. Tully
[ _ ]
[ _ ]
All executive officers and directors as a group (12 persons)
(1)	Consists of (i) 53,663,663 Class A units of BIC Holdings LLC held by AHP-BHC LLC and 741 Class A units of Trean Holdings LLC held by AHP-TH LLC and (ii) 11,372,219 Class A units of BIC Holdings LLC held by ACP-BHC LLC and 157 Class A units of Trean Holdings

LLC held by ACP TH LLC (collectively, the “Altaris Funds”). Daniel G. Tully and George E. Aitken-Davies are members of the board of managers of Altaris Partners, LLC, which has investment and voting control over the shares held by the Altaris Funds. The address of the Altaris Funds is 10 East 53rd Street, 31st floor, New York, NY 10022.

(2)	Consists of (i) [ _ ] shares of our common stock held by Blake Enterprises I, Inc., (ii) [ _ ] shares of our common stock held by Blake Enterprises II, Inc. and (iii) [ _ ] shares of our common stock held by Blake Enterprises III, Inc. The Blake Enterprises entities are owned by The Baker Family Trust, dated July 8, 2019, of which Blake Baker is the sole settlor and trustee.
(3)	Consists of (i) 3,782,280 Class B units and 3,782,280 Class B nonvoting units of BIC Holdings LLC and (ii) 52 Class B units and 84 Class B nonvoting units of Trean Holdings LLC, in each case, held by the Andrew M. O’Brien Premarital Trust, of which Mr. O’Brien is the trustee.
(4)	Consists of (i) 1,262,865 Class B voting units and 1,136,241 Class B nonvoting units of BIC Holdings LLC and (ii) 17 Class B voting units and 16 Class B nonvoting units of Trean Holdings LLC.

Description of capital stock

In connection with this offering, we will amend our restated certificate of incorporation and restated bylaws. The forms of our amended and restated certificate of incorporation and amended and restated bylaws have been filed as exhibits to the registration statement of which this prospectus is a part. The provisions of our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect upon consummation of this offering and relevant sections of the DGCL are summarized below. The following description of our capital stock and provisions of our amended and restated certificate of incorporation and our amended and restated bylaws are summaries and are qualified by reference to our amended and restated certificate of incorporation and our amended and restated bylaws that will be in effect upon the completion of this offering.

Authorized capital stock

Our authorized capital stock will consist of        shares, including: (i)        shares of our common stock, par value $0.01 per share, and (ii)        shares of preferred stock, $0.01 par value per share. As of        , we had outstanding        shares of our common stock, held of record by        stockholders, and no shares of preferred stock outstanding. Based on an assumed initial public offering price of $       (the midpoint of the price range set forth on the cover page of this prospectus), upon consummation of this offering (assuming no exercise of the underwriters’ option to purchase additional shares to cover over-allotments), we will have outstanding      shares of our common stock and no shares of preferred stock outstanding.

Common stock

Holders of our common stock will be entitled to one vote per share on all matters submitted to a vote of stockholders, including the election of directors. Our common stockholders will not be entitled to cumulative voting in the election of directors. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of our common stock will be entitled to receive ratably such dividends as may be declared by our board of directors out of funds legally available therefor if our board of directors, in its discretion, determines to issue dividends and only then at the times and in the amounts that our board of directors may determine. Upon the liquidation, dissolution or winding-up of Trean Insurance Group, Inc., the holders of our common stock will be entitled to receive their ratable share of the net assets of Trean Insurance Group, Inc. available after payment of all debts and other liabilities, subject to the prior preferential rights and payment of liquidation preferences, if any, of any outstanding shares of preferred stock. Holders of our common stock will have no preemptive, subscription or redemption rights. There will be no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate in the future.

Preferred stock

Our board of directors will have the authority, subject to the limitations imposed by Delaware law or the listing rules, without any further vote or action by our stockholders, to issue preferred stock in one or more series and to fix the designations, powers, preferences, limitations and rights of the shares of each series, including:

•	dividend rates;
•	conversion rights;
•	voting rights;
•	terms of redemption and liquidation preferences; and
•	the number of shares constituting each series.

Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of our common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of our liquidation, dissolution or winding-up before any payment is made to the holders of shares of our common stock.

Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company and may adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock.

There are no current agreements or understandings with respect to the issuance of preferred stock and our board of directors has no present intentions to issue any shares of preferred stock.

Certain anti-takeover provisions of our amended and restated certificate of incorporation, our amended and restated bylaws and applicable law

Certain provisions of our amended and restated certificate of incorporation, amended and restated bylaws, Delaware law and insurance regulations applicable to our business may discourage or make more difficult a takeover attempt that a stockholder might consider in his or her best interest. These provisions may also adversely affect prevailing market prices for our common stock. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unsolicited proposal to acquire or restructure us and outweigh the disadvantage of discouraging those proposals because negotiation of the proposals could result in an improvement of their terms.

Authorized but unissued capital stock

Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the        , which would apply if and so long as our common stock remains listed on the        , require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

Our board of directors may generally issue preferred shares on terms calculated to discourage, delay or prevent a change in control of our company or the removal of our management. Moreover, our authorized but unissued shares of preferred stock will be available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans.

One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive our stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Classified board of directors; number of directors

Our amended and restated certificate of incorporation and amended and restated bylaws provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the board of directors.

Our amended and restated certificate of incorporation provides that our board of directors is divided into three classes with staggered three-year terms, with the classes as nearly equal in number as possible. As a result, one class (i.e., approximately one-third of our board of directors) is elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective three-year terms. A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time-consuming for stockholders to replace a majority of the directors on a classified board. Our amended and restated certificate of incorporation also provides that the number of directors on our board is fixed exclusively pursuant to resolution adopted by our board of directors.

In connection with this offering, we entered into a Director Nomination Agreement that grants the Altaris Funds the right to nominate individuals to our board of directors provided certain ownership requirements are met. See “Certain relationships and related party transactions — Director Nomination Agreement.”

Vacancies

Our amended and restated certificate of incorporation provides that, subject to the rights granted to one or more series of preferred stock then outstanding, any vacancies on our board of directors will be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum, or by a sole remaining director.

Special stockholder meetings

Our amended and restated certificate of incorporation and amended and restated bylaws provides that special meetings of our stockholders for any purpose or purposes may be called at any time only (i) by the chairman of our board of directors, (ii) by our chief executive officer, (iii) pursuant to a resolution adopted by a majority of our board of directors or (iv) until the date that the principal stockholders cease to beneficially own 30% or more of our outstanding shares, at the request of holders of at least 50% of our outstanding shares. Except as described above, stockholders will not have the authority to call a special meeting of stockholders. Our amended and restated bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting.

Requirements for advance notification of director nominations and stockholder proposals

Our bylaws will establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. Our bylaws will also specify requirements as to the form and content of a stockholder’s notice. Our bylaws will allow the chairman of the meeting at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions will not apply to the principal stockholders at any time when they beneficially own, in the aggregate, less than 30% of our outstanding common stock. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of us.

Stockholder action by written consent

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is or are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation precludes stockholder action by written consent at any time when the principal stockholders beneficially own, in the aggregate, less than 30% of our outstanding common stock.

Section 203 of the Delaware General Corporation Law

As a Delaware corporation, we will be subject to Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s voting stock. For the avoidance of doubt, our principal stockholders, the Altaris Funds, will not be interested stockholders. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•	before the stockholder became interested, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;
•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and officers; or
•	at or after the time the stockholder became interested, the business combination was approved by the board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

A Delaware corporation may “opt out” of Section 203 with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from amendments approved by holders of at least a majority of the corporation’s outstanding voting shares. We will elect to “opt out” of Section 203.

Insurance regulations

The insurance laws and regulations of the states of Kansas, the state of domicile of Benchmark, California, where Benchmark is commercially domiciled, and Utah, the state of domicile of ALIC, may delay or impede a business combination involving our company. State insurance laws prohibit an entity from acquiring control of an insurance company without the prior approval of the domestic insurance regulator. Under most states’ statutes, including Kansas’, California’s and Utah’s, an entity is presumed to have control of an insurance company if it owns, directly or indirectly, 10% or more of the voting stock of that insurance company or its parent company. These regulatory restrictions may delay, deter or prevent a potential merger or sale of our company, even if our board of directors decides that it is in the best interests of stockholders for us to merge or be sold. These restrictions also may delay sales by us or acquisitions by third parties of our subsidiaries.

Certain provisions of our amended and restated certificate of incorporation

Exclusive forum

Our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of fiduciary duty owed by any of our directors, officers or other employees to us or to our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or (iv) any action asserting a claim governed by the internal affairs doctrine. Unless the company consents in writing to the selection of an alternative forum, the exclusive forum for any action under the Securities Act or the Exchange Act shall be either the Court of Chancery of the State of Delaware or the federal district court for the District of Delaware. This exclusive forum provision will not apply to claims which are vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery of the State of Delaware, for which the Court of Chancery of the State of Delaware does not have subject matter jurisdiction or, in the case of an action under the Securities Act or the Exchange Act, for which neither the Court of Chancery of the State of Delaware nor the federal district court for the District of Delaware has subject matter jurisdiction.

Conflicts of interest

The DGCL permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our amended and restated certificate of incorporation renounces, to the maximum extent permitted from time to time by law, any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to our officers, directors or stockholders or their respective affiliates, other than those officers, directors, stockholders or affiliates who are our or our subsidiaries’ employees. Our amended and restated certificate of incorporation provides that, to the fullest extent permitted by law, each of the principal stockholders or any of their affiliates or any director who is not employed by us or his or her affiliates will have no duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (ii) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that the principal stockholders or any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for themselves or himself or their or his affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. Our amended and restated certificate of incorporation does not renounce our interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of the Company. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted to undertake the opportunity under our amended and restated certificate of incorporation, we have sufficient financial resources to undertake the opportunity and the opportunity would be in line with our business.

Limitation of liability and indemnification of directors and officers

Our amended and restated certificate of incorporation includes provisions that limit the personal liability of our directors for monetary damages for breach of their fiduciary duties as directors, except to the extent that such limitation is not permitted under the DGCL. Such limitation shall not apply, except to the extent permitted by the DGCL, to (i) any breach of a director’s duty of loyalty to us or our stockholders, (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) any unlawful payment of a dividend or unlawful stock repurchase or redemption, as provided in Section 174 of the DGCL, or (iv) any transaction from which the director derived an improper personal benefit. These provisions will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director’s breach of his or her duty of care.

Our amended and restated certificate of incorporation and our bylaws provide for indemnification, to the fullest extent permitted by the DGCL, of any person made or threatened to be made a party to any action, suit or proceeding by reason of the fact that such person is or was a director, officer, employee or agent of the Company, or, at the request of the Company, serves or served as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or any other enterprise, against all expenses, judgments, fines, amounts paid in settlement and other losses actually and reasonably incurred in connection with the defense or settlement of such action, suit or proceeding. In addition, we intend to enter into indemnification agreements with each of our directors and executive officers pursuant to which we will agree to indemnify each such executive officer and director to the fullest extent permitted by the DGCL.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Listing

We have applied to list our common stock on the        under the symbol “TIG.”

Transfer agent and registrar

Upon the consummation of this offering, the transfer agent and registrar for our common stock will be        . The transfer agent’s address is       .

Shares eligible for future sale

Prior to this offering, there has been no market for our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our common stock in the public market after the restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future.

Resale of restricted shares

Upon completion of this offering, assuming a price per share at the midpoint of the price range set forth on the cover page of this prospectus, we will        have shares of common stock outstanding. Of the shares of common stock outstanding following this offering, the        shares of common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any such shares of common stock held by our “affiliates,” as defined in Rule 144 under the Securities Act, which would be subject to the limitations and restrictions described below under “— Rule 144.” The remaining shares of common stock that will be outstanding are “restricted shares” as defined in Rule 144. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 of the Securities Act. As a result of the contractual lock-up period described below under and the provisions of Rule 144 these shares will be available for sale in the public market as presented below:

Shares of Common Stock	Shares Available for Public Sale
The date of this prospectus
180 days following the date of this prospectus, subject to volume and manner of sale limitations

Lock-up agreements

We, our directors and executive officers and the selling stockholders have signed lock-up agreements under which they have agreed not to offer, sell, contract to sell, pledge or otherwise dispose of, or to enter into any hedging transactions with respect to, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock for a period of 180 days commencing on the date of this prospectus, subject to certain exceptions. See “Underwriting.”

Rule 144

In general, under Rule 144 under the Securities Act, a person (or persons whose shares are aggregated) who is not and was not during the 90 days preceding the sale, an affiliate of ours, and who has held restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is or was during the 90 days preceding the sale, an affiliate of ours, and who has held restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of our last reported outstanding common shares or the average weekly trading volume of our common shares reported during the four calendar weeks preceding such sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

No prediction can be made as to the effect, if any, that future sales of shares or the availability of shares for future sale will have on the market price prevailing from time to time. Sales of substantial amounts of our common stock, or the perception that such sales could occur, may adversely affect prevailing market prices of our common stock. See “Risk factors.”

Registration Rights Agreement

In connection with this offering, we expect to enter into a registration rights agreement (the “Registration Rights Agreement”) with the principal stockholders and certain other pre-IPO stockholders, including our president and chief executive officer. Pursuant to the terms of the Registration Rights Agreement, the principal stockholders are entitled to certain rights, including demand registration rights, and the principal stockholders and such pre-IPO stockholders are entitled to certain rights, including piggyback registration rights, with respect to the registration of their shares of our common stock under the Securities Act after the consummation of this offering.

U.S. federal income tax considerations for non-U.S. holders

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our common stock by non-U.S. holders (as defined below) who acquire such shares in this offering and hold our common stock as a capital asset (generally, property held for investment). This summary does not address all aspects of U.S. federal income taxation that may be important to a non-U.S. holder in light of that holder’s particular circumstances or that may be applicable to holders subject to special treatment under U.S. federal income tax law (including, for example, banks and other financial institutions, dealers in securities, traders in securities that elect mark-to-market treatment, insurance companies, retirement plans, mutual funds, tax-exempt entities, entities or arrangements treated as partnerships for U.S. federal tax purposes, controlled foreign corporations, passive foreign investment companies, holders liable for the alternative minimum tax, certain former citizens or former long-term residents of the United States, expatriates or holders who have a “functional currency” other than the U.S. dollar, holders who hold our common stock as part of a hedge, straddle, constructive sale or conversion transaction, and holders who own or have owned (directly, indirectly or constructively) 5% or more of our common stock (by vote or value)). In addition, this discussion does not address U.S. federal tax laws other than those pertaining to the U.S. federal income tax, nor does it address the Medicare tax on certain net investment income or U.S. state, local or non-U.S. taxes. Accordingly, prospective investors should consult their own tax advisors regarding the U.S. federal, state, local, non-U.S. income and other tax considerations (including any U.S. federal estate or gift tax considerations) of owning and disposing of shares of our common stock.

This summary is based on current provisions of the Internal Revenue Code of 1986, as amended, U.S. Treasury regulations promulgated thereunder, and administrative rulings and interpretations and court decisions in effect as of the date hereof, all of which are subject to change or differing interpretation at any time, possibly with retroactive effect.

For purposes of this discussion, the term “non-U.S. holder” means a beneficial owner of our common stock that is not any of the following:

•	a citizen or individual resident of the United States;
•	a corporation, or other entity taxable as a corporation for U.S. federal tax purposes, created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;
•	an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source;
•	a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person for U.S. federal income tax purposes; or
•	an entity or arrangement treated as a partnership for U.S. federal tax purposes.

If an entity or arrangement treated as a partnership for U.S. federal tax purposes holds shares of our common stock, the tax treatment of a person treated as a partner generally will depend on the status of the partner and the activities of the partnership. Persons that for U.S. federal tax purposes are treated as a partner in a partnership holding shares of our common stock should consult their own tax advisors.

Prospective holders of our common stock should consult their own tax advisors regarding the tax consequences to them (including the application and effect of any state, local, non-U.S. income and other tax laws) relating to the ownership and disposition of our common stock.

Distributions on our common stock

In general, any distributions we make to a non-U.S. holder with respect to its shares of our common stock that constitute dividends for U.S. federal income tax purposes will be subject to U.S. withholding tax at a rate of 30% of the gross amount (or a reduced rate prescribed by an applicable income tax treaty), unless the dividends are effectively connected with a trade or business carried on by the non-U.S. holder within the United States (and, if an income tax treaty applies, are attributable to a permanent establishment of the non-U.S. holder within the United States). A distribution generally will constitute a dividend for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Any distribution not constituting a dividend will be treated as first reducing the adjusted basis in the non-U.S. holder’s shares of our common stock and, to the extent such distribution exceeds the adjusted basis in the non-U.S. holder’s shares of our common stock, as gain from the sale or exchange of such shares.

Dividends effectively connected with a U.S. trade or business (and, if an income tax treaty applies, attributable to a U.S. permanent establishment) of a non-U.S. holder generally will not be subject to U.S. withholding tax if the non-U.S. holder complies with applicable certification and disclosure requirements. Instead, such dividends generally will be subject to U.S. federal income tax on a net income basis, in the same manner as if the non-U.S. holder were a resident of the United States. A non-U.S. holder that is a corporation may be subject to an additional “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on its “effectively connected earnings and profits,” subject to certain adjustments.

The foregoing discussion is subject to the discussion below under “— Foreign Account Tax Compliance Act.”

Gain on sale or other disposition of our common stock

In general, a non-U.S. holder will not be subject to U.S. federal income tax on any gain recognized upon the sale or other disposition of our common stock unless:

•	the gain is effectively connected with a trade or business carried on by the non-U.S. holder within the United States and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the non-U.S. holder;
•	the non-U.S. holder is an individual and is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are satisfied; or
•	we are or have been a U.S. real property holding corporation for U.S. federal income tax purposes at any time within the shorter of the five-year period ending on the date of the disposition and the non-U.S. holder’s holding period and certain other conditions are satisfied.

Gain that is effectively connected with the conduct of a trade or business in the United States generally will be subject to U.S. federal income tax, net of certain deductions, at regular U.S. federal income tax rates. If the non-U.S. holder is a foreign corporation, the branch profits tax described above also may apply to such effectively connected gain. An individual non-U.S. holder who is subject to U.S. federal income tax because the non-U.S. holder was present in the United States for 183 days or more during the year of sale or other disposition of our common stock will be subject to a flat 30% tax on the gain derived from such sale or other disposition, which may be offset by U.S. source capital losses.

Generally, a corporation is a “U.S. real property holding corporation” if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business (all as determined for U.S. federal income tax purposes). Although there can be no assurances in this regard, we believe that we are not currently a U.S. real property holding corporation.

Foreign Account Tax Compliance Act

Provisions commonly referred to as “FATCA” impose withholding (separate and apart from, but without duplication of, the withholding tax described above) at a rate of 30% on payments of dividends (including constructive dividends) on our common stock to certain foreign financial institutions (which is broadly defined for this purpose and in general includes investment vehicles) and certain non-financial foreign entities unless (i) in the case of a foreign financial institution, such institution enters into, and complies with, an agreement with the U.S. government to withhold on certain payments, and to collect and provide, on an annual basis, to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners), (ii) in the case of a non-financial foreign entity, such entity certifies to the withholding agent that it does not have any substantial U.S. owners or provides the withholding agent with a certification identifying the direct and indirect substantial U.S. owners of the entity or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules or, if required under an intergovernmental agreement between the United States and an applicable foreign country, reports the information in clause (i) to its local tax authority, which will exchange such information with the U.S. authorities. If FATCA withholding is imposed, a beneficial owner that is not a foreign financial institution will generally be entitled to a refund of any amounts withheld by filing a U.S. federal income tax return (which may entail significant administrative burden). An intergovernmental agreement between the United States and an applicable foreign country, or future Treasury regulations, may modify these requirements. Accordingly, the entity through which our common stock is held will affect the determination of whether such withholding is required. Prospective investors should consult their own tax advisors regarding the possible implications of FATCA on their investment in our common stock.

THIS DISCUSSION OF U.S. FEDERAL INCOME TAX CONSIDERATIONS IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED AS, TAX ADVICE. THE FOREGOING SUMMARY IS NOT A SUBSTITUTE FOR AN INDIVIDUAL ANALYSIS OF THE TAX CONSIDERATIONS APPLICABLE TO A PROSPECTIVE HOLDER OF THE OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK, WHICH ANALYSIS MAY BE COMPLEX AND WILL DEPEND ON THE HOLDER’S SPECIFIC SITUATION. WE URGE PROSPECTIVE HOLDERS TO CONSULT A TAX ADVISOR REGARDING THE PARTICULAR FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSIDERATIONS APPLICABLE TO PROSPECTIVE HOLDERS OF THE OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK.

Underwriting

We and the selling stockholders are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC, Evercore Group, L.L.C. and William Blair & Company, L.L.C. are acting as book-running managers of the offering and as representatives of the underwriters. We and the selling stockholders have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we and the selling stockholders have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of Shares
J.P. Morgan Securities LLC
Evercore Group, L.L.C.
William Blair & Company, L.L.C.
Total

The underwriters are committed to purchase all the shares of common stock offered by us and the selling stockholders if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the shares of common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $       per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $       per share from the initial public offering price. After the initial offering of the shares to the public, if all of the shares of common stock are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to        additional shares of common stock and the selling stockholders to cover sales of shares by the underwriters that exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us and the selling stockholders per share of common stock. The underwriting fee is $       per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us and the selling stockholders assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without option to purchase additional shares exercise	With full option to purchase additional shares exercise
Per Share	$	$
Total	$	$

We and the selling stockholders estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $      . We have agreed to reimburse the underwriters for expenses relating to clearance of this offering with FINRA of up to $         .

A prospectus in electronic format may be made available on the websites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make internet distributions on the same basis as other allocations.

We have agreed that we, subject to certain exceptions, will not (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC for a period of 180 days after the date of this prospectus.

Our directors and executive officers, the selling stockholders and certain of our significant stockholders have entered into lock up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, for a period of 180 days after the date of this prospectus, subject to certain exceptions, may not, without the prior written consent of J.P. Morgan Securities LLC, (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities that may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the SEC and securities that may be issued upon exercise of a stock option or warrant), (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

We will apply to have our common stock approved for listing on           under the symbol “TIG.”

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discounts and commissions received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the             , in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us, the selling stockholders and the representatives of the underwriters. In determining the initial public offering price, we, the selling stockholders and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;
•	our prospects and the history and prospects for the industry in which we compete;
•	an assessment of our management;
•	our prospects for future earnings;
•	the general condition of the securities markets at the time of this offering;
•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and
•	other factors deemed relevant by the underwriters, the selling stockholders and us.

Neither we, the selling stockholders nor the underwriters can assure investors that an active trading market will develop for our shares of common stock, or that the shares will trade in the public market at or above the initial public offering price.

Selling restrictions

Other than in the United States, no action has been taken by us, the selling stockholders or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to prospective investors in the European Economic Area and the United Kingdom

In relation to each Member State of the European Economic Area and the United Kingdom (each a “Relevant State”), no shares of common stock have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares of common stock that have been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of shares of common stock may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;
(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the underwriters; or
(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares of common stock shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares of common stock or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and the Company that it is a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation. In the case of any shares of common stock being offered to a financial intermediary as that term is used in the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares of common stock acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances that may give rise to an offer of any shares of common stock to the public other than their offer or resale in a Relevant State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer to the public” in relation to shares of common stock in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of common stock to be offered so as to enable an investor to decide to purchase or subscribe for any shares of common stock, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Notice to prospective investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances that have not resulted and will not result in an offer to the public of the shares of common stock in the United Kingdom within the meaning of the Financial Services and Markets Act 2000.

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.

Notice to prospective investors in Canada

The shares of common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National

Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares of common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to prospective investors in Switzerland

The shares of common stock may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares of common stock or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company or the shares of common stock have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares of common stock will not be supervised by, the Swiss Financial Market Supervisory Authority (“FINMA”), and the offer of shares of common stock has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares of common stock.

Notice to prospective investors in Japan

The shares of common stock have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the shares of common stock nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Notice to prospective investors in Hong Kong

The shares of common stock have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the “SFO”) of Hong Kong and any rules made thereunder; or (b) in other circumstances that do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong) (the “CO”) or that do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation or document relating to the shares of common stock has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, that is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of common stock that are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.

Notice to prospective investors in Singapore

Each representative has acknowledged that this prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each representative has represented and agreed that it has not offered or sold any shares of common stock or caused the shares of common stock to be made the subject of an invitation for subscription or purchase and will not offer or sell any shares of common stock or cause the shares of common stock to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of common stock, whether directly or indirectly, to any person in Singapore other than:

(a)	to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA;
(b)	to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA; or
(c)	otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares of common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or
(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares of common stock pursuant to an offer made under Section 275 of the SFA except:
(i)	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;
(ii)	where no consideration is or will be given for the transfer;
(iii)	where the transfer is by operation of law;
(iv)	as specified in Section 276(7) of the SFA; or
(v)	as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

Legal matters

Certain legal matters relating to our common stock and this offering will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. Certain legal matters will be passed upon for the underwriters by Davis Polk & Wardwell LLP, New York, New York.

Experts

The combined financial statements of BIC Holdings LLC and Trean Holdings LLC as of December 31, 2018, and for the period ended December 31, 2018, included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such combined financial statements are included in reliance on the report of such firm given upon their authority as experts in accounting and auditing.

Change in auditor

On November 20, 2019, we engaged Deloitte & Touche LLP (“Deloitte”) as our independent registered public accounting firm for the years ended December 31, 2019 and December 31, 2018. As a result of the engagement of Deloitte, we dismissed RSM US LLP (“RSM”) as our independent auditor. Subsequent to Deloitte’s appointment, we engaged Deloitte to audit our combined financial statements as of and for the years ended December 31, 2019 and December 31, 2018, the latter of which had previously been audited by RSM.

During the audit of the year ended December 31, 2018, there were no disagreements with RSM on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure that, if not resolved to RSM’s satisfaction, would have caused RSM to make reference to the subject matter of the disagreement in connection with its report. The report of RSM on the financial statements of the Company as of and for the year ended December 31, 2018 did not contain any adverse opinions or disclaimer of opinion and was not qualified as to uncertainty, audit scope or accounting principles.

We requested that RSM provide us with a letter addressed to the SEC stating whether or not it agrees with the above disclosure. A copy of RSM’s letter, dated [ _ ], 2020, is attached as Exhibit 16.1 to the registration statement of which this prospectus is a part.

Where you can find more information

We have filed with the SEC a registration statement on Form S-1 under the Securities Act relating to this offering of our common stock. This prospectus does not contain all of the information contained in the registration statement. The rules and regulations of the SEC allow us to omit certain information from this prospectus that is included in the registration statement. Statements made in this prospectus concerning the contents of any contract, agreement or other document are summaries of all material information about the documents summarized but are not complete descriptions of all terms of these documents. If we filed any of these documents as an exhibit to the registration statement, you may read the document itself for a complete description of its terms. The SEC maintains an internet website that contains reports and other information regarding issuers that file electronically with the SEC. Our filings with the SEC are also available to the public through the SEC’s website at http://www.sec.gov.

As a result of the offering, we will be required to file periodic reports and other information with the SEC. We also maintain a website at www.treaninsurance.com. Our website and the information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or the registration statement of which it forms a part.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the equityholders and the Board of Directors of BIC Holdings LLC and Trean Holdings LLC

Opinion on the Financial Statements

We have audited the accompanying combined balance sheet of BIC Holdings LLC and Trean Holdings LLC (collectively, the “Company”) as of December 31, 2018, the related combined statements of operations, comprehensive income, members' equity and redeemable preferred stock and cash flows, for the period ended December 31, 2018, the related notes, and the supplemental schedules (collectively referred to as the “financial statements”). In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and auditing standards generally accepted in the United States of America (“generally accepted auditing standards”). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

Minneapolis, Minnesota

February 10, 2020

We have served as the Company’s auditor since 2019.

BIC Holdings LLC - Trean Holdings LLC
Combined Balance Sheet
December 31, 2018

(in thousands, except share data)	2018
Assets
Fixed maturities, available for sale, at fair value (amortized cost of $309,771)	$307,237
Preferred stock, available for sale, at fair value (amortized cost of $325)	321
Equity method investments	13,900
Total investments	321,458
Cash and cash equivalents	53,574
Restricted cash	2,389
Accrued investment income	2,372
Premiums and other receivables	62,400
Related party receivables	15,934
Reinsurance recoverable	257,509
Prepaid reinsurance premiums	66,765
Deferred policy acquisition cost, net	2,976
Property and equipment, net	8,134
Deferred tax asset	1,823
Goodwill	2,822
Other assets	1,963
Total assets	$800,119
Liabilities
Unpaid loss and loss adjustment expenses	$340,415
Unearned premiums	90,074
Funds held under reinsurance agreements	166,838
Reinsurance premiums payable	40,135
Accounts payable and accrued expenses	15,004
Shares subject to mandatory redemption	1,096
Income taxes payable	1,655
Long-term debt	33,771
Total liabilities	688,988
Commitments and contingencies (Note 17 and Note 22)
Redeemable preferred stock (1,000,000 authorized; 60 outstanding)	6,000
Members' equity
Members' equity	78,360
Preferred stock, $0.01 par value (1,000,000 authorized; 10 outstanding)	1,000
Additional paid-in capital	17,995
Retained earnings	9,779
Accumulated other comprehensive loss	(2,003)
Total members' equity	105,131
Total liabilities and members' equity	$800,119

See accompanying notes to the combined financial statements.

BIC Holdings LLC - Trean Holdings LLC
Combined Statement of Operations
For the Year Ended December 31, 2018

(in thousands)	2018
Revenues
Gross written premiums	$357,007
Increase in gross unearned premiums	(16,862)
Gross earned premiums	340,145
Ceded earned premiums	(273,569)
Net earned premiums	66,576
Net investment income	4,816
Net realized capital losses	(715)
Other revenue	7,826
Total revenue	78,503

Expenses
Losses and loss adjustment expenses	35,729
General and administrative expenses	15,706
Interest expense	1,557
Total expenses	52,992

Other income	639
Income before taxes	26,150

Provision for income taxes	5,546
Equity losses in affiliates, net of tax	(1,082)
Net income	$19,522

See accompanying notes to the combined financial statements.

BIC Holdings LLC - Trean Holdings LLC
Combined Statement of Comprehensive Income
For the Year Ended December 31, 2018

(in thousands)	2018
Net income	$19,522

Other comprehensive (loss) income, net of tax:
Unrealized investment losses:
Unrealized investment losses arising during the period	(3,964)
Income tax benefit	(832)
Unrealized investment losses, net of tax	(3,132)

Less: reclassification adjustments to:
Net realized investment losses included in net realized loss	(225)
Income tax benefit	(47)
Total reclassifications included in net loss income, net of tax	(178)
Other comprehensive loss	(2,954)
Total other comprehensive income	$16,568

See accompanying notes to the combined financial statements.

BIC Holdings LLC - Trean Holdings LLC
Combined Statement of Members’ Equity and Redeemable Preferred Stock
For the Year Ended December 31, 2018

					Members' Equity
	Redeemable Preferred Stock		Preferred Stock		Class A - Non-Voting		Class B - Voting		Class B - Non-Voting		Class C - Non- Voting		Additional Paid in Capital	Accumulated Other Comprehensive Income (Loss)	(Accumulated Deficit) Retained Earnings	Total Members' Equity
(in thousands, except for share and unit data)	Shares	Amount	Shares	Amount	Units	Amount	Units	Amount	Units	Amount	Units	Amount
Balance at January 1, 2018	50	$5,000	30	$3,000	65,036,780	$65,037	5,045,215	$5,045	8,159,775	$8,160	39,317	$39	$17,995	$951	$(8,062)	$92,165
Issuance of Class C units	—	—	—	—	—	—	—	—	—	—	78,636	79	—	—	—	$79
Distributions to members	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(1,456)	$(1,456)
Dividends paid on Series A preferred stock (Note 18)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(45)	$(45)
Dividends paid on Series B preferred stock (Note 18)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(180)	$(180)
Redemption of Series A
Redeemable Preferred Stock	—	—	(20)	(2,000)	—	—	—	—	—	—	—	—	—	—	—	$(2,000)
Issuance of Series B
Redeemable Preferred Stock	10	1,000	—	—	—	—	—	—	—	—	—	—	—	—	—	$—
Other comprehensive income	—	—	—	—	—	—	—	—	—	—	—	—	—	(2,954)	—	$(2,954)
Net income	—	—	—	—	—	—	—	—	—	—	—	—	—	—	19,522	$19,522
Balance at December 31, 2018	60	$6,000	10	$1,000	65,036,780	$65,037	5,045,215	$5,045	8,159,775	$8,160	117,953	$118	$17,995	$(2,003)	$9,779	$105,131

See accompanying notes to the combined financial statements.

BIC Holdings LLC - Trean Holdings LLC
Combined Statement of Cash Flows
For the Year Ended December 31, 2018

(in thousands)	2018
Operating activities
Net income	$19,522
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	497
Net capital losses on investments	225
Net realized losses on sale of building	619
Bond amortization and accretion	1,957
Issuance of member units as compensation	79
Equity losses in affiliates, net of tax	1,082
Distributions from equity method investments	2,852
Deferred income taxes	(71)
Deferred financing costs	76
Changes in operating assets and liabilities:
Accrued investment income	567
Premiums and other receivables	(13,862)
Reinsurance recoverable on paid and unpaid losses	(50,776)
Prepaid reinsurance premiums	(10,881)
Other assets	(769)
Unpaid loss and loss adjustment expenses	62,744
Unearned premiums	16,450
Funds held under reinsurance agreements	35,826
Reinsurance premiums payable	4,899
Accounts payable and accrued expenses	3,647
Income taxes payable	583
Net cash provided by operating activities	75,266
Investing activities
Payments for capital expenditures	(3,218)
Proceeds from sale of property and equipment	2,296
Purchase of investments, available for sale	(124,571)
Proceeds from investments sold, matured or repaid	65,518
Purchase of investments, equity method	(17,798)
Acquisition of subsidiary, net of cash received	(786)
Net cash used for investing activities	(78,559)
Financing activities
Proceeds from credit agreement	26,994
Principal payments on note payable	(10,031)
Proceeds from issuance of preferred shares	1,000
Buyback of preferred shares	(2,000)
Distributions to members	(1,456)
Dividends paid on preferred stock	(225)
Net cash provided by financing activities	14,282
Net increase in cash, cash equivalents and restricted cash	10,989
Cash, cash equivalents and restricted cash - beginning of period	44,974
Cash, cash equivalents and restricted cash - end of period	$55,963

See accompanying notes to the combined financial statements.

BIC Holdings LLC - Trean Holdings LLC
Combined Statement of Cash Flows
For the Year Ended December 31, 2018

(in thousands)	2018
Disaggregation of cash and restricted cash:
Cash and cash equivalents	$53,574
Restricted cash and restricted cash equivalents	2,389
Total cash, cash equivalents and restricted cash	55,963

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest	2,004
Income taxes	4,962
Non-cash investing and financing activity:
Issuance of Class C member units as compensation	79
Accrued shares subject to mandatory redemption	770

See accompanying notes to the combined financial statements.

BIC Holdings LLC - Trean Holdings LLC
Notes to the Combined Financial Statements
December 31, 2018

Notes to the Combined Financial Statements

Note 1. Business and Basis of Presentation

The combined financial statements include the accounts, after elimination of intercompany accounts and transactions, of BIC Holdings LLC (BIC), a property and casualty insurance holding company, and Trean Holdings LLC (Trean), an insurance services company, along with their wholly owned subsidiaries, collectively the “Company”. BIC and Trean are owned by the same members. All dollar amounts are shown in thousands, except unit and per unit amounts.

The Company is an established and growing company focused on providing products and services to the specialty insurance market. Historically, the Company has focused on specialty casualty markets that are believed to be underserved and where the Company’s expertise allows the Company to achieve higher rates, such as niche workers’ compensation markets and small- to mid-sized specialty casualty insurance programs. The Company underwrites specialty-casualty insurance products both through programs where the Company partners with other organizations (Program Partners), and also through the Company’s own Managing-General Agencies. The Company also provides Program Partners with a variety of services, including issuing carrier services, claims administration, and reinsurance brokerage, from which the Company generates recurring fee-based revenues.

BIC’s wholly owned subsidiary is Benchmark Holding Company, a property and casualty insurance holding company, which owns 100% of Benchmark Insurance Company (Benchmark), a property and casualty insurance company domiciled in the state of Kansas, and 75% of American Liberty Insurance Company (ALIC), a property and casualty insurance company domiciled in the state of Utah.

Trean’s wholly owned subsidiaries are Benchmark Administrators LLC (BIC Admin), a claims third-party administrator conducting business for Benchmark mainly in the state of California, Trean Compstar Holdings, LLC, a limited liability company created for the purchase of an interest in Compstar Insurance Services LLC, a California-based general agency, and Trean Corporation (Trean Corp), a reinsurance intermediary manager and a managing general agent, which consists of the following wholly owned subsidiaries: Trean Reinsurance Services, LLC (TRS), a reinsurance intermediary broker; Trean Underwriting Managers, LLC (TUM), a management company for insurance companies; S&C Claims Services, Inc. (S&C), a claims third-party administrator, mainly in the western United States; Westcap Insurance Services, LLC (Westcap) a managing general agency based in California; and Trean Capital Trust I (the Trust), an unconsolidated variable interest entity set up for the purpose of raising capital for the purchase of Benchmark in 2013.

Note 2. Significant Accounting Policies

Use of estimates: The accompanying combined financial statements are prepared in conformity with accounting principles generally accepted in the United States of America (GAAP). While preparing the combined financial statements, the Company has made certain estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the combined financial statements, as well as reported amounts of revenue and expenses during the reporting period. Accordingly, actual results could differ from those estimates. Reported amounts that require extensive use of estimates include the reserves for unpaid losses and loss adjustment expenses (LAE), reinsurance recoveries, investments and goodwill. Except for the captions on the combined balance sheet and combined statement of comprehensive income, generally, the term loss(es) is used to collectively refer to both loss and LAE.

Cash and cash equivalents: Cash and cash equivalents consist of all cash accounts, money market investments, and investments with maturities, at the time of acquisition, of 90 days or less. These amounts are carried at cost, which approximates fair value. Although the Company maintains its cash accounts in a limited number of commercial banks, management of the Company believes it is not exposed to any significant credit risk on cash and short-term investments.

BIC Holdings LLC - Trean Holdings LLC
Notes to the Combined Financial Statements
December 31, 2018

Restricted cash of $2,389 represents fiduciary funds held for other companies as of December 31, 2018. There is a corresponding obligation to the other companies included in accounts payable and accrued expenses as of December 31, 2018 (Note 9).

Investments: Investment securities, consisting of fixed maturities and equity securities, are classified as available-for-sale and reported at fair value. The change in unrealized gain and loss on the investment securities is recorded as a component of accumulated other comprehensive income (loss) in the combined balance sheet, net of the related deferred tax effect, until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific-identification basis and included in net realized capital losses on the combined statement of operations on the trade date. The Company amortizes any premium or discount on fixed maturities over the remaining maturity period of the related securities and reports the amortization in net investment income. Dividend and interest income is recognized when earned.

The Company regularly reviews its investment portfolio to determine if other-than-temporary impairment exists. An investment is impaired when the fair value of the investment declines to an amount less than the cost or amortized cost of that investment. As part of the assessment process, the Company determines whether the impairment is temporary or other–than-temporary. The assessment is based on both quantitative criteria and qualitative information, considering a number of factors including, but not limited to: how long the security has been impaired; the amount of the impairment; whether, in the case of equity securities, management intends to hold, and has the ability to hold, the security for a period sufficient to recover the cost basis, or whether, in the case of debt securities, management intends to sell the security or it is more likely than not that management will have to sell the security before recovery of the amortized cost; the financial condition and near-term prospects of the issuer; whether the issuer is current on contractually-obligated interest and principal payments; key corporate events pertaining to the issuer and whether the market decline was affected by macroeconomic conditions.

If the Company determines that an equity security has incurred other-than-temporary impairment, the Company permanently reduces the cost of the security to fair value and recognizes an impairment charge in net realized capital losses. If a debt security is impaired and management intends to sell the security or it is more likely than not that the Company will have to sell the security before the amortized cost is recovered, then the Company recognizes impairment loss in net realized capital losses. If it is determined that an impairment of a debt security is other-than-temporary and management neither intends to sell the security nor is it more likely than not that the Company will have to sell the security before it is able to recover its cost or amortized cost, then the Company separates the impairment into (a) the amount of impairment related to credit loss and (b) the amount of impairment related to all other factors. The Company records the amount of the impairment related to the credit loss as an impairment charge in net income and the amount of the impairment related to all other factors in accumulated other comprehensive income (loss). No other-than-temporary impairment was recorded for the year ended December 31, 2018.

A large portion of the Company’s investment portfolio consists of fixed maturities which may be adversely affected by changes in interest rates as a result of governmental monetary policies, domestic and international economic and political conditions and other factors beyond the Company’s control.

Equity Method Investments: Certain investments where the Company does not have control but has the ability to exercise significant influence are accounted for by the equity method of accounting. Under this method, the Company's investments in certain limited liability companies are recorded at cost and the investment accounts are adjusted for the Company's share of the entities' income or loss and for the distributions and contributions. The income and losses are recorded within equity earnings (losses) in affiliates, net of tax on the combined statement of operations.

Other revenue: Other revenue includes brokerage, third-party administrative, management and consulting fees which are earned and recognized by the Company as the services are provided. The fees

BIC Holdings LLC - Trean Holdings LLC
Notes to the Combined Financial Statements
December 31, 2018

are based on cash collected since the premiums of the client cannot be reasonably estimated by the Company prior to them being received and processed. Any subsequent adjustments, including cancellations, are recognized upon notification from the ceding companies, unless these amounts are subject to reasonable estimation by the Company.

Deferred financing costs: Deferred financing costs are amortized as interest expense over the term of the underlying debt agreement by use of the effective interest method. Unamortized deferred financing costs are recorded as a reduction to long-term debt on the combined balance sheet.

Premiums and unearned premiums: Premiums are earned over the policy period and are stated after deduction for reinsurance. The portion of premiums that will be earned in the future is deferred and reported as unearned premiums on the combined balance sheet. Advance premiums are recognized when payment is received prior to the beginning coverage date and are included within unearned premiums on the combined balance sheet.

Premiums receivable are uncollateralized customer obligations due under normal terms requiring payment by the policy due date. Amounts outstanding over 90 days are written off. When payments are received on amounts previously written off, the total premiums written off is reduced in the period in which the payment is received.

Premiums and other receivables consist of the following:

(in thousands)	2018
Premiums receivable and advanced premiums	$60,987
Trade receivables	1,390
Notes receivable	23
Total premiums and other receivables	$62,400

Policy Acquisition Costs: The Company incurs policy acquisition costs that vary with and are directly related to the production of new and renewal business. These costs consist of net commissions (including ceding commissions) paid to agents, program managers and reinsurers, and premium taxes. Proceeds from reinsurance transactions that represent recovery of acquisition costs reduce applicable unamortized acquisition costs in such a manner that net acquisition costs are capitalized and charged to expense. Amortization of such policy acquisition costs is charged to expense in proportion to premium earned over the estimated policy term.

To the extent that unearned premium on existing policies are not adequate to cover the sum of expected losses, unamortized acquisition costs and policy maintenance costs, unamortized deferred policy acquisition costs are expensed to eliminate the premium deficiency. If the premium deficiency is greater than the unamortized policy acquisition costs, a liability is recorded. No premium deficiency exists as of December 31, 2018.

Property and Equipment: Property and equipment are stated at cost net of accumulated depreciation. Depreciation is based on the estimated useful lives of the various classes of property and equipment and is determined based on the straight-line method. The estimated useful lives of property and equipment range from three to fifty years. Maintenance and repairs are expensed as incurred; major improvements and betterments are capitalized. The depreciation periods by asset class are as follows:

Asset class	Depreciation period
Building and building improvements	30 years
Furniture and fixtures	7 years
Office equipment	5 years
Software and computer equipment	3 years

BIC Holdings LLC - Trean Holdings LLC
Notes to the Combined Financial Statements
December 31, 2018

Long-lived assets, such as property and equipment, and purchased intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset to be impaired, the Company recognizes impairment to the extent that the carrying value exceeds the asset’s fair value. Fair value is determined through various valuation techniques including, but not limited to, discounted cash flow models, quoted market values, and third-party independent appraisals. The Company recorded no impairments of property and equipment for the year ended December 31, 2018.

Reserve for unpaid loss and loss adjustment expenses: The liability for unpaid losses and LAE in the combined balance sheet represents the Company’s estimated losses incurred that remain unpaid as of the balance sheet date. The liability is recorded on an undiscounted basis.

Reserves for unpaid losses include estimates for both claims that have been reported and those that have been incurred but not reported. The estimated losses are regularly reviewed and adjusted as necessary based on historical experience and as the Company obtains new information.

The combined balance sheet includes reserves of unpaid losses gross of the amounts related to unpaid losses recoverable from reinsurers. The combined statement of comprehensive income includes the losses net of amounts ceded to reinsurers.

Reinsurance: The Company cedes all, or a portion of, its insurance in order to limit its maximum losses, diversify its exposure and provide statutory surplus relief. Ceding insurance does not relieve the Company of its primary liability to policyholders.

The reinsurance agreements are short-term, prospective contracts, typically 12-months in duration. The Company records an asset, prepaid reinsurance premiums, and a liability, reinsurance premiums payable, for the contract amount when premium is written under the reinsurance agreements. Prepaid reinsurance premiums are amortized in the same manner in which unearned premium is recognized.

The Company earns ceding commissions on certain reinsurance contracts, which reduces operating expenses. Ceding commissions are amortized over the contract period consistent with the deferred policy acquisition costs.

The Company records amounts recoverable from reinsurers on paid losses and estimated amounts recoverable on unpaid losses. The estimate of amounts recoverable on unpaid losses is based on unpaid losses in conjunction with the reinsured policies.

The Company estimates uncollectible amounts receivable from reinsurers based on an assessment of factors including the credit worthiness of the reinsurers and the adequacy of collateral obtained, where applicable. The Company recorded no bad debt expense related to reinsurance during the year ended December 31, 2018.

Guaranty funds: State guaranty associations assess insurance companies for the estimated loss resulting from insurers encountering financial difficulty. The Company records these assessments, as well as any return assessments, upon notification of the state guaranty associations. The effect on operations or financial position relating to any estimated losses are not material for the year ended December 31, 2018.

Income taxes: The Company recognized deferred tax assets and liabilities for the future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities. The Company measures deferred tax assets and liabilities using enacted tax rates expected to apply to taxable income in the years in which it is expected to recover or settle those temporary differences. Should a change in tax rates occur, the effect on deferred tax assets and liabilities will be recognized in operations in the period that includes the enactment date.

The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit.

BIC Holdings LLC - Trean Holdings LLC
Notes to the Combined Financial Statements
December 31, 2018

The Company records any income tax penalties and income tax-related interest as provision for income taxes in the period incurred. The Company did not incur any material tax penalties or income-tax-related interest during the year ended December 31, 2018.

Concentrations of risk: The Company had total direct gross written premiums of $357,007 for the year ended December 31, 2018, including:

(in thousands)	2018
California	$153,611
Michigan	37,084
Arizona	28,350
Alabama	11,907
Utah	11,379
Montana	9,603
Nevada	9,225
Tennessee	7,809
New Jersey	7,580
Mississippi	7,143
Other geographical areas	73,316
Total	$357,007

As of December 31, 2018, approximately 39 percent of the Company’s investment portfolio comprised of securities issued in industrial and public utility bonds and mortgage-backed securities, respectively, all of which are investment grade. This portfolio is widely diversified among various issuers and industries and does not depend on the economic stability of one issuer and industry.

As of December 31, 2018, approximately 12 percent of the Company’s net assets comprised of the equity method investment in Compstar Holdings, LLC. The Company does not depend upon the economic stability of Compstar Holdings, LLC as the Company’s results of operations are appropriately diversified amongst its other forms of income.

The Company, from time to time, maintains its cash position at banks in excess of federally insured limits. The Company has not experienced any losses on such accounts.

Goodwill: Goodwill represents the cost to acquire a business over the fair value of the net assets acquired. Goodwill is not amortized but is reviewed for impairment at least annually or more frequently if events occur or circumstances change that would indicate that a triggering event for a potential impairment has occurred. The Company has approximately $2,822 recorded on the combined balance sheet as of December 31, 2018.

An impairment loss would generally be recognized when the carrying amount of the Company's net assets exceeds the estimated fair value of the Company. For the year ended December 31, 2018 no impairment loss was recorded.

Intangible Assets: Acquired intangible assets include client relationships, customer lists, non-competes and trade names acquired. Intangible assets with a finite life are amortized over the estimated useful life. In valuing these assets, assumptions are made regarding useful lives and projected growth rates and significant judgement is required. The Company periodically reviews identifiable intangibles for impairment as events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If the carrying amounts of the assets exceed their undiscounted cash flows, additional impairment tests are performed to measure the amount of the impairment loss, if any. For the year ended December 31, 2018, no impairment loss was recorded.

Segment Reporting: Operating segments are defined as components of an enterprise for which separate financial information is available that is evaluated regularly by the chief operating decision maker

BIC Holdings LLC - Trean Holdings LLC
Notes to the Combined Financial Statements
December 31, 2018

in deciding how to allocate resources and in assessing performance. The Company’s chief operating decision maker reviews financial information of the Company as a whole for purposes of assessing financial performance and making operating decisions. Accordingly, the Company considers itself to be operating in a single operating and reportable segment.

Accounting Pronouncements:

Recently Adopted Policies

In November 2016, the FASB issued Accounting Standards Update (ASU) No. 2016-18, Restricted Cash, which amended Statement of Cash Flows (Topic 230) of the Accounting Standards Codification (ASC). ASC Topic 230 requires amounts generally described as restricted cash and restricted cash equivalents to be included within cash and cash equivalents in the combined statement of cash flows. During 2018, the Company elected to adopt this standard effective January 1, 2018. The adoption did not have a material effect on the combined financial statements.

In February 2018, the FASB issued ASU No. 2018-02, Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income, Topic 220 (ASU 2018-02), which amends ASC Topic 220 and ASC Topic 740 by addressing the amounts included within Accumulated Other Comprehensive Income (“AOCI”) which may result from the enactment of the 2017 Tax Act. Though AOCI is presented on a net-of-tax basis, ASC Topic 740 requires that the effects of new tax laws on items in AOCI be recognized without a corresponding adjustment to AOCI and instead recorded in income tax expense. ASU 2018-02 permits amounts included within AOCI specifically resulting from the 2017 Tax Act to be removed from AOCI and reclassified to retained earnings. During 2018, the Company elected to adopt this standard effective January 1, 2018. The adoption did not have a material effect on the combined financial statements.

Pending Policies

The Company will be issuing its initial public offering and filing as an emerging growth company. As such, the Company has elected to adopt pending accounting policies under the dates required for private companies. Therefore, the dates included within this section reflect the effective dates for the adoption of new accounting policies required by private companies.

In February 2018, the FASB issued ASU No. 2018-03, "Technical Corrections and Improvements to Financial Instruments - Overall (Subtopic 825-10)." The amendments in this ASU provide clarification on certain aspects related to the guidance issued in ASU 2016-01, Financial Instruments - Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. The areas for correction or improvement include (1) equity securities without a readily determinable fair value - discontinuation; (2) equity securities without a readily determinable fair value - adjustments; (3) forward contracts and purchased options; (4) presentation requirements for certain fair value option liabilities; (5) fair value option liabilities denominated in a foreign currency; and (6) transition guidance for equity securities without a readily determinable fair value. This ASU is effective for annual periods beginning after December 15, 2018, including interim periods thereafter, with early adoption permitted. The Company will adopt this standard effective January 1, 2019 and will be adopted on a prospective basis. Adoption of this standard will not have a material impact on the combined financial statements and related disclosures.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement (ASU 2018-13). This update modifies the existing disclosure requirements on fair value measurements in Topic 820 by changing requirements regarding Level 1, Level 2 and Level 3 investments. ASU 2018-13 is effective for annual reporting periods beginning after December 15, 2019, including interim periods thereafter, with early adoption permitted. The Company is assessing the impact of adopting this new accounting standard on the combined financial statements and related disclosures.

BIC Holdings LLC - Trean Holdings LLC
Notes to the Combined Financial Statements
December 31, 2018

In January 2017, the FASB issued ASU No. 2017-04, Intangible –Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment (ASU 2017-04). This update simplifies the manner in which an entity is required to test goodwill for impairment. ASU 2017-04 is effective for annual periods beginning after December 15, 2021, including interim periods thereafter, with early adoption permitted. The Company will adopt this standard effective January 1, 2022. Adoption of this standard will not have a material impact on the combined financial statements and related disclosures.

In January 2017, the FASB issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business. This update clarifies the definition of a business when evaluating whether transactions should be accounted for as an acquisition (or disposal) of a business or assets. ASU 2017-01 is effective for annual periods beginning after December 15, 2018, including interim periods thereafter. The Company will adopt this standard effective January 1, 2019 and does not anticipate any material impact on the combined financial statements and related disclosures as a result of adoption.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which provides guidance for accounting for leases. The new guidance requires companies to recognize the assets and liabilities for the rights and obligations created by leased assets, initially measured at the present value of the lease payments. The ASU is effective for annual periods beginning after December 15, 2020, including interim periods thereafter, with early adoption permitted. Management intends to early adopt this standard effective January 1, 2020 with the cumulative effect of adopting the standard recognized in retained earnings on the transition date and without restatement of comparative periods. The Company does not expect the adoption of the standard to have a material impact on the combined financial statements.

In January 2016, the FASB issued ASU No. 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities (ASU 2016-01). This update substantially revises standards for the recognition, measurement and presentation of financial instruments. This standard revises an entity's accounting related to (1) the classification and measurement of investments in equity securities and (2) the presentation of certain fair value changes for financial liabilities measured at fair value. This requires the change in the value of equity securities to be reflected within the Company’s net income. The standard also amends certain disclosure requirements associated with the fair value of financial instruments. ASU 2016-01 is effective for annual periods beginning after December 15, 2018, including interim periods thereafter. The Company will adopt this standard effective January 1, 2019 with the cumulative effect of adopting the standard recognized in retained earnings on the transition date and without restatement of comparative periods. The adoption of this standard will not have a material impact on the combined financial statements and related disclosures.

In May 2014, the FASB issued ASU No. 2014-09 which amended Revenue from Contracts with Customers (Topic 606) of the ASC. Insurance contracts are excluded from the scope of this guidance. The core principle of the new guidance is that an entity should recognize revenue to reflect the transfer of goods and services to customers in an amount equal to the consideration the entity receives or expects to receive. The guidance was effective for annual periods beginning after December 15, 2018, including interim periods thereafter. The Company has elected to adopt this standard effective January 1, 2019 using the modified retrospective approach. The adoption of this standard will not have a material impact on the combined financial statements.

Note 3. Nonconsolidated Variable Interest Entities

The Company is engaged with certain entities that are deemed to be variable interest entities. A variable interest entity (“VIE”) is an entity that has investors that lack certain essential characteristics of a controlling financial interest, such as a simple majority equity ownership or lacks sufficient funds to finance its own activities without financial support provided by other entities. The Company performs ongoing qualitative assessments of its VIEs to determine whether the Company has a controlling financial interest in the VIE and therefore is the primary beneficiary. The Company is deemed to have a controlling financial interest when it has both the ability to direct the activities that most significantly impact the

BIC Holdings LLC - Trean Holdings LLC
Notes to the Combined Financial Statements
December 31, 2018

economic performance of the VIE and the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE. Based on the Company’s assessment, if it determines it is the primary beneficiary, the Company consolidates the VIE in the combined financial statements.

The Company has a variable interest in Trean Capital Trust I (the "Trust") that has a mandatory redeemable preferred securities outstanding with a liquidation value of $7,500. The Trust is a variable interest entity under current accounting guidance because the Company has limited ability to make decisions about its activities. However, the Company is not the primary beneficiary of the Trust, and therefore, the Trust and the mandatory redeemable preferred securities issued by the Trust are not reported on the Company’s combined balance sheet. Instead, the Company’s investment in the junior subordinated debt securities (Note 15) held by the Trust are reported on the Company's combined balance sheet. Interest on these related party debt securities is recorded as interest expense. The Company’s maximum loss exposure is limited to the required interest payments on the junior subordinated debt securities.

The Company has a variable interest in Compstar Holdings, LLC (Compstar), a limited liability company created for the purchase of an interest in Compstar Insurance Services, LLC, a California based general agent. Compstar is a variable interest entity under current accounting guidance because Compstar does not have sufficient capital at risk, as evidenced by a loan guarantee by a member. However, the Company is not the primary beneficiary of Compstar, and therefore, is not reported in the Company’s combined balance sheet. Instead, the Company's investment in Compstar is reported on the Company's combined balance sheet as an equity method investment (Note 6). Income on the investment in Compstar is recorded as equity losses in affiliates, net of tax on the combined statement of operations. The Company’s maximum loss exposure is limited to the investment in Compstar.

Note 4. Investments

The cost or amortized cost, gross unrealized gains, gross unrealized losses, and estimated fair value of the investments in securities classified as available for sale as of December 31, 2018 are as follows:

	2018
(in thousands)	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Fixed maturities:
U.S. government and government securities	$18,974	$20	$(171)	$18,823
Foreign governments	299	1	(1)	299
States, territories and possessions	5,118	42	(26)	5,134
Political subdivisions of states, territories and possessions	25,679	182	(215)	25,646
Special revenue and special assessment obligations	52,465	530	(333)	52,662
Industrial and public utilities	119,952	155	(1,767)	118,340
Commercial mortgage-backed securities	11,472	61	(122)	11,411
Residential mortgage-backed securities	41,028	85	(714)	40,399
Other loan-backed securities	34,526	17	(265)	34,278
Hybrid securities	258	—	(13)	245
Total fixed maturities	309,771	1,093	(3,627)	307,237
Equity securities:
Preferred stock	325	—	(4)	321
Total securities available for sale	$310,096	$1,093	$(3,631)	$307,558

BIC Holdings LLC - Trean Holdings LLC
Notes to the Combined Financial Statements
December 31, 2018

The following table illustrates the Company’s gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position as of December 31, 2018:

	2018
	Less Than 12 Months			12 Months or More			Total
(in thousands)	Number of Securities*	Fair Value	Unrealized Loss	Number of Securities*	Fair Value	Unrealized Loss	Number of Securities*	Fair Value	Unrealized Loss
Fixed maturities:
U.S. government and government securities	12	$3,604	$(16)	39	$9,789	$(155)	51	$13,393	$(171)
Foreign governments	1	198	(1)	—	—	—	1	198	(1)
States, territories and possessions	8	1,708	(14)	5	902	(12)	13	2,610	(26)
Political subdivisions of states, territories and possessions	16	3,955	(43)	51	9,726	(172)	67	13,681	(215)
Special revenue and special assessment obligations	47	11,567	(133)	76	12,194	(200)	123	23,761	(333)
Industrial and public utilities	171	54,431	(808)	136	38,464	(959)	307	92,895	(1,767)
Commercial mortgage-backed securities	19	6,717	(118)	4	314	(4)	23	7,031	(122)
Residential mortgage-backed securities	49	22,147	(355)	93	11,117	(359)	142	33,264	(714)
Other loan-backed securities	54	28,185	(249)	10	1,810	(16)	64	29,995	(265)
Hybrid securities	1	99	(9)	1	146	(4)	2	245	(13)
Total bonds	378	$132,611	$(1,746)	415	$84,462	$(1,881)	793	$217,073	$(3,627)

The unrealized losses on the Company’s bonds as of December 31, 2018 was primarily caused by widening in corporate and tax exempt spreads, rather than credit-related problems. The unrealized losses on the Company’s equity securities as of December 31, 2018 were deemed temporary, as the Company has the ability and intent to hold the securities until recovery, which is expected in the near term.

The scheduled maturities of bonds as of December 31, 2018, were as follows:

(in thousands)	Cost or Amortized Cost	Fair Value
Available for sale:
Due in one year or less	$18,650	$18,565
Due after one year but before five years	124,953	123,689
Due after five years but before ten years	44,299	44,183
Due after ten years	34,843	34,712
Commercial mortgage-backed securities	11,472	11,411
Residential mortgage-backed securities	41,028	40,399
Other loan-backed securities	34,526	34,278
Total	$309,771	$307,237

Actual maturities may differ from contractual maturities as issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

BIC Holdings LLC - Trean Holdings LLC
Notes to the Combined Financial Statements
December 31, 2018

Realized gains and losses on investments included in the combined statement of operations for the year ended December 31, 2018 are as follows:

(in thousands)	2018
Fixed maturities:
Gains	$111
Losses	(201)
Total fixed maturities	(90)
Equity securities:
Preferred stocks:
Losses	(6)
Total equity securities	(6)
Total net investment realized gains	$(96)

Proceeds from the sale of investments in bonds was approximately $40,642, investments in preferred stock were approximately $88 and common stocks were approximately $0 for the year ended December 31, 2018.

Bonds with a carrying value of approximately $83,858 were on deposit with state insurance departments to satisfy regulatory requirements as of December 31, 2018.

Net investment income consists of the following for the year ended December 31, 2018:

(in thousands)	2018
Fixed maturities	$4,701
Preferred stock	25
Interest earned on cash and short-term investments	90
Net investment income	$4,816

Fair Value Measurements

The Company’s financial instruments include assets and liabilities carried at fair value. The inputs to valuation techniques used to measure fair value are prioritized into a three level hierarchy. The fair value hierarchy is as follows:

Level 1:	Fair values primarily based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
Level 2:	Fair values primarily based on observable inputs, other than quoted prices included in Level 1, or based on prices for similar assets and liabilities.
Level 3:	Fair values primarily based on valuations derived when one or more of the significant inputs are unobservable. With little or no observable market, the determination of fair value uses considerable judgement and represents the Company’s best estimate of an amount that could be realized in a market exchange for the asset or liability. The Company has no assets or liabilities measured at fair value in the Level 3 category.

BIC Holdings LLC - Trean Holdings LLC
Notes to the Combined Financial Statements
December 31, 2018

The Company will classify the financial asset or liability by level based upon the lowest level input that is significant to the determination of the fair value. The following table presents the estimated fair value of the Company’s significant financial instruments:

	2018
(in thousands)	Level 1	Level 2	Level 3	Total
Fixed maturities:
U.S. government and government securities	$18,823	$—	$—	$18,823
Foreign governments	—	298	—	298
States, territories and possessions	—	5,134	—	5,134
Political subdivisions of states, territories and possessions	—	25,646	—	25,646
Special revenue and special assessment obligations	—	52,663	—	52,663
Industrial and public utilities	—	118,340	—	118,340
Commercial mortgage-backed securities	—	11,411	—	11,411
Residential mortgage-backed securities	—	40,399	—	40,399
Other loan-backed securities	—	34,278	—	34,278
Hybrid securities	—	245	—	245
Total fixed maturities	18,823	288,414	—	307,237
Equity securities:
Preferred stock	—	321	—	321
Total investments	$18,823	$288,735	$—	$307,558
Long-term debt:
Junior subordinated debt	—	7,732	—	7,732
Secured credit facility	—	26,469	—	26,469
Total long-term debt	$—	$34,201	$—	$34,201

Bonds and preferred stocks: The Company uses a variety of sources such as Reuters, Iboxx, PricingDirect, ICE BofAML Index, ICE Data Services, and for equities, Bloomberg. Equity securities are valued at the closing price on the exchange on which they are primarily traded as provided by a third-party pricing service. Fixed income securities are generally valued at an evaluated bid as provided by a third-party pricing service. Securities and other assets generally valued using third-party pricing services may also be valued at broker/dealer bid quotations. Values obtained from third-party pricing services can utilize several data sources for inputs such as transaction data, yield, quality, coupon rate, maturity, issue type, trading characteristics and market activity. To validate the reasonableness of the quoted prices, the Company performs various qualitative and quantitative procedures such as analysis of recent activity, analytical review of fair values and an evaluation of the underlying pricing methodologies. Based on these procedures, the Company did not adjust the prices or quotes from the third-party pricing service.

Long-term debt: The Company holds long-term debt related to multiple credit agreements, refer to Note 15. The Company has determined that the remaining balance of the debt reflects its fair value as this would represent the total amount to repay the debt.

Note 5. Acquisitions

Westcap Insurance Services, LLC

Effective April 2, 2018, the Company purchased 100% of the operating assets and assumed certain liabilities of Westcap Insurance Services, LLC (Westcap). The total purchase price was $2,450.

BIC Holdings LLC - Trean Holdings LLC
Notes to the Combined Financial Statements
December 31, 2018

The following table summarizes the consideration paid and the amounts of estimated fair value of the assets acquired and liabilities assumed at the acquisition date (in thousands):

Fair value of total consideration transferred	$2,450
Recognized amounts of identifiable assets acquired and liabilities assumed:
Cash	1,003
Property and equipment	194
Other assets	1
Goodwill	2,154
Accounts payable	(902)
Net assets acquired	$2,450

The Company recorded approximately $2,154 of goodwill associated with the business combination. The goodwill recognized is attributable to the expected growth resulting from the acquisition and the ability to direct the operations of Westcap. Further, the goodwill is attributable to synergies gained to assist in reducing future expenses.

CTS Underwriters, LLC

Effective December 12, 2018, the Company acquired certain operating assets of CTS Underwriters, LLC located in Florida. The total purchase price was $50.

The following table summarizes the consideration paid and the amounts of estimated fair value of the assets acquired and liabilities assumed at the acquisition date (in thousands):

Fair value of total consideration transferred	$50
Recognized amounts of identifiable assets acquired and liabilities assumed:
Equipment	10
Non-compete agreement	40
Net assets acquired	$50

Note 6. Equity Method Investments

The Company has investments in Compstar, TREAN Intermediaries (Trean I) and Stop-Loss Re, LLC (Stop-Loss). Equity method income is reported in equity losses in affiliates, net of tax in the combined statement of operations.

The Company owns 45% of Compstar which had a carrying value of approximately $13,468 as of December 31, 2018. The Company’s equity in net loss for the period from the purchase date of April 3, 2018 to December 31, 2018 was approximately $1,788. Distributions received from Compstar for the year ended December 31, 2018 was approximately $2,542.

The Company owns 25% of Trean I which had a carrying value of approximately $399 as of December 31, 2018. The Company’s equity in net income for the year ended December 31, 2018 was approximately $709. Distributions received from Trean I for the year ended December 31, 2018 was approximately $309.

The Company owns 20 percent of Stop-Loss which had a carrying value of approximately $33 as of December 31, 2018. The Company’s equity in net loss for the year ended December 31, 2018 was approximately $2.

BIC Holdings LLC - Trean Holdings LLC
Notes to the Combined Financial Statements
December 31, 2018

Note 7. Property and Equipment

Property and equipment consists of the following:

(in thousands)	2018
Land	$1,780
Building and building improvements	4,754
Furniture and fixtures	748
Office equipment	1,487
Other property, plant and equipment	652
Deposits on fixed assets not placed in service	282
Total, at cost	9,703
Less: Accumulated depreciation	1,569
Property and equipment, net	$8,134

Depreciation expense was approximately $470 for the year ended December 31, 2018.

The Company sold one building on October 15, 2018. Proceeds from the sale were approximately $2,296 and the realized loss on disposal was approximately $619.

Note 8. Goodwill and Intangible Assets

Goodwill

The change in the carrying amount of goodwill are as follows:

(in thousands)	2018
Balance at beginning of period	$668
Acquisitions	2,154
Balance at end of period	$2,822

Intangible Assets

Intangible assets subject to amortization consist of the following:

(in thousands)	Useful Life	2018
Non-compete agreement	4 years	$44
Trade name	6 years	67
Customer lists and relationships	10 years	164
Totals		275
Less: Accumulated amortization		(74)
Balance at end of period		$201

Amortization expense was approximately $27 for the year ended December 31, 2018.

BIC Holdings LLC - Trean Holdings LLC
Notes to the Combined Financial Statements
December 31, 2018

The estimated future amortization of intangible assets are as follows:

(in thousands)	Trade name	Customer lists and relationships	Non-compete	Total
2019	$10	$16	$20	$46
2020	8	16	20	44
2021	8	16	—	24
2022	8	16	—	24
2023	—	16	—	16
Thereafter	—	47	—	47
	$34	$127	$40	$201

Note 9. Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist of the following:

(in thousands)	2018
Accrued commissions	$2,787
Trade payables	2,978
Accrued taxes, licenses and fees	3,761
Accrued third-party administrator fees	591
Accrued wages and employee benefits	745
Fiduciary accounts	2,389
Amounts retained for the accounts of others	678
Other liabilities	1,075
Totals	$15,004

Note 10. Deferred Policy Acquisition Costs, Net

The Company defers costs incurred which are incremental and directly related to the successful acquisition of new or renewal insurance business, net of corresponding amounts of ceded reinsurance commissions. Net deferred policy acquisition costs are amortized in proportion to premium earned over the estimated policy term. The Company anticipates that its deferred policy acquisition costs will be fully recoverable and there were no premium deficiencies for the year ended December 31, 2018.

The table below depicts the activity with regard to deferred policy acquisition costs, net:

(in thousands)	2018
Balance at January 1	$1,833
Policy acquisition costs deferred	8,279
Amortization charged to expense	(7,136)
Balance at December 31	$2,976

Note 11. Regulatory Matters

U.S. state insurance laws and regulations prescribe accounting practices for determining statutory net income and capital and surplus for insurance companies. In addition, state regulators may permit statutory accounting practices that differ from prescribed practices. Statutory accounting practices prescribed or permitted by regulatory authorities for the Company’s insurance company subsidiaries, Benchmark and ALIC differ from GAAP. The principal differences between statutory accounting practices (“SAP”) and GAAP as they relate to the financial statements of Benchmark and ALIC are (i) policy

BIC Holdings LLC - Trean Holdings LLC
Notes to the Combined Financial Statements
December 31, 2018

acquisition costs are expensed as incurred under SAP, whereas they are deferred and amortized under GAAP, (ii) deferred tax assets are subject to more limitations regarding what amounts can be recorded under SAP and (iii) bonds are recorded at amortized cost under SAP and fair value under GAAP. Benchmark is domiciled in Kansas and ALIC is domiciled in Utah. As of December 31, 2018, and during the year ended, Benchmark and ALIC met all regulatory requirements of the states in which they operate.

Risk-based capital (“RBC”) requirements as promulgated by the National Association of Insurance Commissioners (“NAIC”) require property and casualty insurers to maintain minimum capitalization levels determined based on formulas incorporating various business risks (e.g. investment risk, underwriting profitability, etc.) of the Insurance Company Subsidiaries. As of December 31, 2018, the Insurance Company Subsidiaries’ adjusted capital and surplus exceeded their authorized control level as determined by the NAIC’s risk-based capital models.

Summarized statutory basis information, which differs from GAAP, is shown below for Benchmark and ALIC.

	2018
(in thousands, except percentages)	Benchmark	ALIC
Statutory capital and surplus	$112,752	$4,673
RBC authorized control level	12,454	1,095
Statutory net income	13,087	786
RBC %	905%	427%

Under statutory provisions regulating Kansas insurance companies, cash dividends may only be paid from statutory unassigned surplus and approval of the Kansas Commissioner of Insurance is required for any extraordinary dividends as defined by the Statute. Under the regulations of the state of Kansas, the Company may pay dividends without consent of the Insurance Department of Kansas if the total dividends for the preceding twelve months do not exceed the greater of (1) 10 percent of the statutory surplus at the end of the preceding year or (2) the statutory net income for the preceding year. For the year ended December 31, 2018 the Company could approve dividends without the approval of the state up to $11,276. The Kansas Insurance Department does not have any limitations on the total amount of dividends paid.

Under statutory provisions regulating Utah insurance companies, dividends, savings and unabsorbed premium deposits may be distributed by an insurer to a policyholder, but insurers may not distribute a dividend to an entity that has no insurable interest in the insurance. Under the regulations of the state of Utah, the Company may pay dividends without consent of the state if the total dividends for the year do not exceed the lesser of (1) 10 percent of the statutory surplus at the end of the preceding year or (2) the statutory net income for the preceding year not including capital gains. For the year ended December 31, 2018 the Company could approve dividends without the approval of the state up to $352.

The insurance laws of Kansas require Benchmark to maintain minimum capital and surplus of $1,500. The insurance laws of Utah require ALIC to maintain minimum capital in the amount of $300.

Note 12. Income Taxes

The Company’s insurance subsidiaries are taxed as C-Corporations. Benchmark Holding Company and Benchmark file a consolidated return and ALIC files a stand-alone return. The income tax expense is comprised of the following:

(in thousands, except percentages)	2018
Current tax expense	$5,618
Deferred tax expense	(72)
Total income tax expense	$5,546

BIC Holdings LLC - Trean Holdings LLC
Notes to the Combined Financial Statements
December 31, 2018

The income tax expense differs from the expected income tax expense computed by applying the applicable federal statutory tax rates to pretax income as a result of the following:

(in thousands)	2018	Effective Rate
Income tax expense computed at statutory tax rate	$5,492	21%
Tax-exempt municipal income, net of proration	(328)	(1%)
Change in valuation allowance on deferred tax asset	(13)	(0%)
Other	395	2%
Total income tax expense	$5,546	21%

On December 22, 2017, the 2017 Tax Act was signed into law. One of the provisions of the 2017 Tax Act reduced the corporate federal income tax rate from 34 percent to 21 percent effective January 1, 2018. The Company revalued all deferred tax assets and liabilities to recognize the tax rate that is expected to apply when the tax effects are ultimately recognized in future periods. The impact of revaluing the deferred tax assets and liabilities from 34 percent to 21 percent was a reduction to income tax expense of approximately $850, impacting the 2017 effective tax rate. The remainder was related to other deferred tax assets and liabilities identified below.

The 2017 Tax Act has modified loss reserve discounting requirements for tax purposes. The 2017 Tax Act extends the payment pattern used to calculate loss discounts and increases the discount rate, replacing the applicable federal rate for a higher-yield corporate bond rate. The new discounting requirements are applicable to all existing and future loss reserves, effective beginning in tax year 2018, and subject to an eight-year adjustment.

As of December 31, 2018, the Company has net operating loss carryforwards for federal income tax purposes of approximately $3,308 related to the purchase of ALIC. Due to the purchase, the Company is limited to the amount of NOL Carryforward it can use each year. The Company estimates it can use approximately $220 of the available NOL carryforward over the next 18 years, and has recorded a deferred tax asset of approximately $42.

The significant components of deferred tax assets and liabilities are as follows:

(in thousands)	2018
Deferred tax assets:
Unpaid losses and LAE	$2,240
Unearned premiums	975
NOL carryforward	42
Other	204
Total deferred tax assets	3,461

Deferred tax liabilities
Deferred acquisition costs	(859)
Loss reserve discounting TCJA transitional adjustment	(808)
Unrealized gains/losses on investments	533
Property and equipment	(363)
Other	(141)
Total deferred tax liabilities	(1,638)
Net deferred tax assets	$1,823

The Company is not under IRS examination. However, the Company’s tax years 2015 through 2017 remain open to examination by the IRS and various state authorities.

BIC Holdings LLC - Trean Holdings LLC
Notes to the Combined Financial Statements
December 31, 2018

As of December 31, 2018, the Company has not taken any uncertain tax positions with regard to its tax returns.

Note 13. Unpaid Losses and Loss Adjustment Expense

The Company establishes reserves for unpaid losses and LAE which represent the estimated ultimate cost of all losses incurred that were both reported and unreported (i.e., incurred but not yet reported losses, or “IBNR”) and LAE incurred that remain unpaid at the balance sheet date. The Company reserves for loss after considering all information known at each reporting period. At any given point in time, loss reserves represent the best estimate of the ultimate settlement and administration cost of insured claims incurred and unpaid. Since the process of estimating loss reserves requires significant judgement due to a number of variables, such as fluctuations in inflation, judicial decisions, legislative changes and changes in claims handling procedures, the ultimate liability will likely differ from these estimates. The Company revises the reserves for unpaid losses as additional information becomes available, and reflects adjustments, if any, in earnings in the periods in which the adjustments are deemed necessary.

Activity in the aggregate reserves for unpaid losses and loss adjustment expense is as follows:

(in thousands)	2018
Gross loss and loss adjustment expense reserves at January 1	$277,671
Less losses ceded through reinsurance	(206,323)
Net loss and loss adjustment expense reserves at January 1	71,348

Incurred loss and loss adjustment expense related to:
Current period	41,635
Prior period	(5,906)
Total incurred	35,729

Benefits and loss-related payments related to:
Current period	7,724
Prior period	16,359
Total paid	24,083

Net unpaid loss and loss adjustment expense at December 31	82,994
Plus losses ceded through reinsurance	257,421
Gross loss and loss adjustment expense reserves at December 31	$340,415

As a result of changes in estimates of insured events in prior years, the provision for unpaid losses and loss adjustment expenses decreased by approximately $5,906 for the year ended December 31, 2018, primarily attributable to the development in the Company’s workers’ compensation book of business.

The Company purchased annuities from life insurers under which the claimants are the payees. The purchase of these annuities allowed the Company to reduce reserves for unpaid losses by approximately $2,553 in previous years. Under the terms of settlement with the claimants, the Company remains liable for payments to the claimants of approximately $1,830 as of December 31, 2018, in the event of default or insolvency of the life insurers.

BIC Holdings LLC - Trean Holdings LLC
Notes to the Combined Financial Statements
December 31, 2018

Loss Development Tables

The following tables represent cumulative incurred loss and allocated loss adjustment expenses, net of reinsurance by accident year and cumulative paid loss and allocated loss adjustment expenses, net of reinsurance by accident year, for the years ended December 31, 2009 to 2018, as well as total IBNR and the cumulative number of reported claims for the year ended December 31, 2018, by reportable line of business and accident year (dollars in thousands). The Company’s primary lines of business are workers’ compensation and other liability.

Workers' Compensation
Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance											As of December 31, 2018
For the Years Ended December 31,											Total of IBNR Liabilities Plus Expected Development on Reported Claims	Cumulative Number of Reported Claims
Accident Year	2009*	2010*	2011*	2012*	2013*	2014*	2015*	2016*	2017*	2018
2009	13,358	13,485	13,657	13,808	14,160	13,900	13,975	14,403	14,285	14,159	453	3,925
2010		10,469	10,348	11,156	11,713	11,571	12,232	12,422	12,424	12,226	674	3,395
2011			13,271	13,825	15,426	16,280	16,004	16,197	16,738	17,090	424	2,965
2012				20,397	20,948	19,699	20,176	19,235	18,778	18,898	548	3,184
2013					22,746	22,879	22,650	19,772	19,528	19,426	372	3,544
2014						20,391	18,659	18,151	17,608	16,229	766	3,106
2015							17,108	18,632	18,602	17,234	2,830	3,717
2016								24,622	23,432	22,253	5,926	7,798
2017									28,299	22,556	8,172	11,847
2018										33,597	17,156	9,366
									Total	$193,668
Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance
For the Years Ended December 31,
Accident Year	2009 *	2010 *	2011 *	2012 *	2013 *	2014 *	2015 *	2016 *	2017 *	2018
2009	3,267	7,002	8,951	10,260	11,391	11,905	12,187	12,902	13,089	13,194
2010		3,564	6,832	8,112	9,393	10,107	10,457	10,640	10,925	11,148
2011			3,922	8,642	12,287	13,534	14,428	15,025	15,690	16,048
2012				6,100	11,854	14,292	15,902	16,683	17,426	17,951
2013					6,734	12,407	15,703	17,135	18,448	18,664
2014						5,585	10,699	13,223	14,670	14,796
2015							4,784	10,420	12,459	13,392
2016								5,857	11,872	14,527
2017									5,542	11,147
2018										6,522
										137,390
	All outstanding liabilities before 2009, net of reinsurance									4,794
	Liabilities for claims and claim adjustment expenses, net of reinsurance									$61,073

	Average Annual Percentage Payout of Incurred Claims by Age, Net of Reinsurance
Years	1	2	3	4	5	6	7	8	9	10
	20.8%	19.6%	9.2%	3.3%	3.2%	1.8%	0.7%	0.7%	0.5%	0.5%
*	Presented as unaudited required supplementary information.

BIC Holdings LLC - Trean Holdings LLC
Notes to the Combined Financial Statements
December 31, 2018

Other Liability
Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance											As of December 31, 2018
For the Years Ended December 31,											Total of IBNR Liabilities Plus Expected Development on Reported Claims	Cumulative Number of Reported Claims
Accident Year	2009*	2010*	2011*	2012*	2013*	2014*	2015*	2016*	2017*	2018
2009	996	763	671	669	803	841	980	923	929	959	1	148
2010		1,144	1,150	1,134	1,053	1,094	1,269	1,488	1,515	1,506	275	208
2011			1,126	1,075	1,124	1,076	1,406	1,447	1,469	1,537	187	218
2012				1,442	880	973	863	1,092	1,278	1,745	479	373
2013					1,914	1,876	1,617	1,580	1,804	2,068	842	193
2014						2,183	1,964	1,921	2,154	3,107	1,560	262
2015							2,946	2,652	2,862	3,549	2,374	257
2016								2,689	2,794	3,135	2,591	152
2017									4,964	3,089	2,478	101
2018										3,961	3,713	59
									Total	$24,656
Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance
For the Years Ended December 31,
Accident Year	2009 *	2010 *	2011 *	2012 *	2013 *	2014 *	2015 *	2016 *	2017 *	2018
2009	19	58	258	407	570	640	733	758	833	949
2010		20	157	556	674	776	899	1,111	1,199	1,185
2011			31	171	338	369	771	1,116	1,189	1,261
2012				42	141	187	346	512	761	1,146
2013					65	195	281	573	798	1,048
2014						53	233	405	639	1,067
2015							123	374	600	945
2016								54	137	355
2017									52	439
2018										52
										8,447
	All outstanding liabilities before 2009, net of reinsurance									78
	Liabilities for claims and claim adjustment expenses, net of reinsurance									$16,287
	Average Annual Percentage Payout of Incurred Claims by Age, Net of Reinsurance
Years	1	2	3	4	5	6	7	8	9	10
	1.2%	6.6%	5.3%	4.5%	3.9%	2.7%	2.0%	0.6%	0.3%	0.4%
*	Presented as unaudited required supplementary information.

BIC Holdings LLC - Trean Holdings LLC
Notes to the Combined Financial Statements
December 31, 2018

All Other Lines
Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance											As of
For the Years Ended December 31,											Total of IBNR Liabilities Plus Expected Development on Reported Claims	Cumulative Number of Reported Claims
Accident Year	2009*	2010*	2011*	2012*	2013*	2014*	2015*	2016*	2017*	2018
2009	—	91	76	51	55	151	63	56	72	63	—	130
2010		187	82	106	40	65	56	62	37	45	8	180
2011			59	23	86	222	210	210	212	207	—	576
2012				18	3	25	14	4	2	3	—	479
2013					1	—	13	9	10	12	—	571
2014						40	127	24	23	21	—	1,049
2015							168	132	108	113	5	1,164
2016								1,882	1,617	1,745	160	1,251
2017									2,852	2,917	407	2,771
2018										2,885	538	2,700
									Total	$8,011
Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance
For the Years Ended December 31,
Accident Year	2009 *	2010 *	2011 *	2012 *	2013 *	2014 *	2015 *	2016 *	2017 *	2018
2009	—	42	37	43	43	43	43	43	43	43
2010		10	18	28	28	28	28	28	30	32
2011			1	2	6	204	206	206	206	206
2012				1	1	1	1	1	1	1
2013					—	—	—	—	—	—
2014						—	100	16	16	16
2015							63	98	98	99
2016								796	1,325	1,418
2017									1,412	2,099
2018										1,309
										5,223
	All outstanding liabilities before 2009, net of reinsurance									—
	Liabilities for claims and claim adjustment expenses, net of reinsurance									$2,788
	Average Annual Percentage Payout of Incurred Claims by Age, Net of Reinsurance
Years	1	2	3	4	5	6	7	8	9	10
	38.5%	16.9%	0.3%	2.3%	0.1%	0.0%	0.0%	0.0%	0.0%	0.0%
*	Presented as unaudited required supplementary information.

BIC Holdings LLC - Trean Holdings LLC
Notes to the Combined Financial Statements
December 31, 2018

Total Lines
Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance											As of December 31, 2018
For the Years Ended December 31,											Total of IBNR Liabilities Plus Expected Development on Reported Claims	Cumulative Number of Reported Claims
Accident Year	2009*	2010*	2011*	2012*	2013*	2014*	2015*	2016*	2017*	2018
2009	14,354	14,339	14,404	14,528	15,018	14,892	15,018	15,382	15,286	15,181	454	4,203
2010		11,800	11,580	12,396	12,806	12,730	13,557	13,972	13,976	13,777	957	3,783
2011			14,456	14,923	16,636	17,578	17,620	17,854	18,419	18,834	611	3,759
2012				21,857	21,831	20,697	21,053	20,331	20,058	20,646	1,027	4,036
2013					24,661	24,755	24,280	21,361	21,342	21,506	1,214	4,308
2014						22,614	20,750	20,096	19,785	19,357	2,326	4,417
2015							20,222	21,416	21,572	20,896	5,209	5,138
2016								29,193	27,843	27,133	8,677	9,201
2017									36,115	28,562	11,057	14,719
2018										40,443	21,407	12,125
									Total	$226,335
Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance
For the Years Ended December 31,
Accident Year	2009 *	2010 *	2011 *	2012 *	2013 *	2014 *	2015 *	2016 *	2017 *	2018
2009	3,286	7,102	9,246	10,710	12,004	12,588	12,963	13,703	13,965	14,186
2010		3,594	7,007	8,696	10,095	10,911	11,384	11,779	12,154	12,365
2011			3,954	8,815	12,631	14,107	15,405	16,347	17,085	17,515
2012				6,143	11,996	14,480	16,249	17,196	18,188	19,098
2013					6,799	12,602	15,984	17,708	19,246	19,712
2014						5,638	11,032	13,644	15,325	15,879
2015							4,970	10,892	13,157	14,436
2016								6,707	13,334	16,300
2017									7,006	13,685
2018										7,883
										151,060
	All outstanding liabilities before 2009, net of reinsurance									4,872
	Liabilities for claims and claim adjustment expenses, net of reinsurance									$80,148

	Average Annual Percentage Payout of Incurred Claims by Age, Net of Reinsurance
Years	1	2	3	4	5	6	7	8	9	10
	18.5%	17.7%	8.4%	3.5%	3.2%	1.9%	0.8%	0.7%	0.4%	0.5%
*	Presented as unaudited required supplementary information.

BIC Holdings LLC - Trean Holdings LLC
Notes to the Combined Financial Statements
December 31, 2018

The reconciliation of the net incurred and paid claims development tables to the liability for unpaid loss and loss adjustment expense in the combined balance sheets is as follows (in thousands):

(in thousands)	2018
Net outstanding liabilities
Workers compensation	$61,073
Other liability	16,287
All other lines of business	2,788
Liabilities for unpaid loss and loss adjustment expenses, net of reinsurance	80,148

Reinsurance recoverable on unpaid claims
Workers compensation	176,126
Other liability	26,029
All other lines of business	55,266
Total reinsurance recoverable on unpaid claims	257,421
Unallocated loss adjustment expenses	2,846
Total gross liability for unpaid claims and LAE	$340,415

Note 14. Reinsurance

The company utilized reinsurance contracts to reduce its exposure to losses in all aspects of its insurance business. Such reinsurance permits recovery of a portion of losses from reinsurers, although it does not relieve the Company from its primary liability to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company. The Company evaluates the financial strength of potential reinsurers and continually monitors the financial condition of reinsurers.

Amounts recoverable from reinsurers are estimated based upon assumptions consistent with those used in establishing the liabilities related to the underlying reinsured contracts. The Company has diversified its credit risk related to the reinsurance ceded. There were no disputes with reinsurers as of December 31, 2018. The Company has no reinsurance recoverables deemed uncollectible during the year ended December 31, 2018.

The Company holds collateral on a funds held basis or requires collateral in a trust or as a letter of credit to secure recoverable balances from reinsurers not authorized in the insurance carriers state of domicile as follows (in thousands):

(in thousands)	2018
Letters of Credit	$60,474
Trust	29,657
Funds Held	155,825
Total	$245,956

The Company has unsecured aggregate recoverable for losses, paid and unpaid, loss adjustment expenses and unearned premiums with the following individual reinsurers, authorized or unauthorized, exceeding 3 percent of members’ equity:

(in thousands)	Rating	2018
Arch Reins Co	A+	$21,779
Markel Global Reins Co	A	39,651

BIC Holdings LLC - Trean Holdings LLC
Notes to the Combined Financial Statements
December 31, 2018

A summary of the impact of ceded reinsurance on written, earned and unearned premiums, and loss and loss adjustment expense incurred is as follows:

	2018
(in thousands)	Gross	Assumed	Ceded	Net
Losses and LAE liabilities	$328,591	$11,824	$(257,421)	$82,994
Unearned premiums	86,480	3,007	(66,765)	22,722
Written premiums	346,870	10,137	(284,451)	72,556
Earned premiums	330,980	9,165	(273,569)	66,576
Losses and loss adjustment expenses	186,699	2,133	(153,103)	35,729

Note 15. Debt

Long-term debt consists of the following:

(in thousands)	2018
Junior subordinated debt	$7,732
Secured credit facility	26,469
Long-term debt	34,201
Less: unamortized deferred financing costs	(430)
Net long-term debt	$33,771

In June 2006, the Trust issued 7,500 shares of preferred capital securities to qualified institutional buyers and 232 common securities to Trean. The proceeds of such issuances were invested by the Trust in $7,732 aggregate principal amount of Trean's Junior Subordinated Debt due 2036 (the Debt). The Debt represents the sole assets of the Trust. The Debt matures on July 7, 2036. The interest rate was a fixed rate of 9.167% until July 7, 2011, at which time a variable interest rate of LIBOR (2.44% as of December 31, 2018) plus 3.50% is in effect. The interest rate totaled 5.94% as of December 31, 2018. There are optional dates for redemption of the Debt, at the option of the Company, on any January 7, April 7, July 7, or October 7 following July 7, 2011. There are no funding requirements for Trean to the Trust except for the necessary quarterly interest payments. Trean Corp is the guarantor of the Debt.

The preferred capital securities issued by the Trust in turn pay quarterly cash distributions at an annual rate of 9.167% per annum of the liquidation amount of $1 per security until July 7, 2011 and thereafter at a variable rate per annum, reset quarterly, equal to LIBOR plus 3.50%. The preferred capital securities do not have a stated maturity date, although they are subject to mandatory redemption upon maturity of the Debt on July 7, 2036, or upon earlier redemption. These preferred securities are fully guaranteed by the Company.

The terms of this agreement require the Company to maintain certain general and financial covenants and ratios. The Company was in compliance with all covenants and ratios as of December 31, 2018.

On August 12, 2016, Benchmark entered into a $10,000 10-year term promissory note to Anchor Bank, NA. The note bears interest at 4.07% fixed rate. In the event of default, Benchmark had pledged all of its shares in Benchmark Insurance Company. This note was paid in full in April 2018.

In April 2018, Trean Corp entered into a credit agreement with a bank which includes a term loan facility totaling $27,500 and a revolving credit facility of $3,000. Borrowings are secured by substantially all of the assets of Trean and its subsidiaries. The loan has a variable interest rate of LIBOR plus 4.50%, which was 6.89% as of December 31, 2018. The outstanding principal balance of the loan is to be repaid in quarterly installments which escalate from approximately $344 to $859 until April 2023. All shares of Trean and its subsidiaries have been pledged as guaranteed collateral.

The terms of this agreement require the Company to maintain certain financial covenants and ratios. The Company was in compliance with all covenants and ratios as of December 31, 2018.

BIC Holdings LLC - Trean Holdings LLC
Notes to the Combined Financial Statements
December 31, 2018

Scheduled maturities of long-term debt, excluding deferred financing costs, are as follows:

2019	$1,375
2020	1,891
2021	2,578
2022	3,266
2023	17,359
Thereafter	7,732
Net long-term debt	$34,201

Note 16. Employee Benefit Plan

The Company has a 401(k) Plan and Trust. This Plan covers all employees of the Company. An employee becomes eligible on the first day of each calendar quarter if they are at least 21 years old. Participants may elect to contribute 1 percent-15 percent of their salary annually. The Company matches 50 percent of each dollar an employee contributes on the first 5 percent of compensation. The Company may also make discretionary profit sharing contributions. The employees vest 25 percent per year of service beginning in the second full year of service. The Company contributed approximately $662 to the plan for the year ended December 31, 2018.

Note 17. Lease Commitment

The Company has various operating leases for office space requiring monthly payments ranging from approximately $1 to $17 which expire at various dates through February 2024. The Company also leases office equipment over terms of three to five years which expire at various dates through August 2023. Some of these leases have renewal options for additional terms. The Company is obligated to pay the cost of insurance, taxes, repairs, and maintenance pursuant to the terms of most leases.

Rent expense for operating leases was approximately $1,115 for the year ended December 31, 2018. The Company subleases space in its buildings under various operating sublease agreements. The sublease income was approximately $309 for the year ended December 31, 2018.

As of December 31, 2018, the Company had the following minimum annual commitments (benefits) for payment of rentals under leases which at inception had a non-cancellable term of more than one year:

(in thousands)	Rent Expense	Sublease Rental Income	Net Lease Payments
2019	$1,301	$(43)	$1,258
2020	1,278	(31)	1,247
2021	855	(31)	824
2022	830	(32)	798
2023	427	(33)	394
After 2023	99	(158)	(59)
	$4,790	$(328)	$4,462

BIC Holdings LLC - Trean Holdings LLC
Notes to the Combined Financial Statements
December 31, 2018

Note 18. Stock Redemption Agreement

Trean Corp has designated and authorized 1,000,000 shares as Series A Redeemable Preferred Stock (Series A) which have no voting rights. The holder is entitled to receive annual cumulative dividends at 4.5 percent of the original cost per share. In the event of liquidation, dissolution, or winding up of the affairs of Trean, liquidation distributions are made to preferred stockholders before common stockholders. Series A contains no conversion features. The liquidation preference and redemptive value of Series A is equivalent to its carrying value as of December 31, 2018.

Benchmark Holding Company has designated and authorized 1,000,000 shares as Series B Redeemable Preferred Stock (Series B) which have no voting rights. The holder is entitled to receive annual cumulative dividends at 4.5 percent of the original cost per share or the actual earning on the invested funds. In the event of liquidation, dissolution, or winding up of the affairs of Benchmark Holding Company, liquidation distributions are made to preferred stockholders before common stockholders. Series B contains no conversion features. The liquidation preference and redemptive value of Series B is equivalent to its carrying value as of December 31, 2018. The Company classified the shares of Series B within temporary equity on the combined balance sheet as of December 31, 2018, due to the liquidation rights associated with the termination of the shareholder customer agreement.

The Company is required to redeem all shares of outstanding Series A or Series B if any of the following events occur:

1.	Upon demand by a majority of the stockholders having voting rights in the Company
2.	Upon termination of the underlying stock purchase agreement between the Series A holders and Trean (only applicable to Series A shares)
3.	Any refinancing, recapitalization, sale of assets or stock by Trean Corp or Benchmark Holding Company that results in a realization of gain by the stockholders, to the extent the same is distributed to stockholders, whether in a single or a series of distributions (only applicable to Series A shares)
4.	Change in the majority control of the Company (only applicable to Series B shares)
5.	The termination of the shareholder customer agreement (only applicable to Series B shares)
6.	A qualified initial public offering of Trean Corp or Benchmark Holding Company

During 2018, the cumulative dividends earned by Series A and Series B holders totaled approximately $225. The cumulative dividends consist of the following:

(in thousands, except share and per share amounts)	Total Dividend	Dividend per Share	Weighted Average Shares
Dividends on preferred shares - Series A	$45	$4,500.00	10.00
Dividends on preferred shares - Series B	180	3,459.72	51.95
Total preferred share dividends	$225

On January 15, 2018, the Company redeemed 20 shares of Series A for $2,000.

On October 22, 2018, the Company issued 10 shares of Series B for $1,000.

BIC Holdings LLC - Trean Holdings LLC
Notes to the Combined Financial Statements
December 31, 2018

Note 19. Members’ Equity

The Company is registered with the state of Delaware as a Limited Liability Company (LLC). Any debts, expenses, obligations and liabilities of the Company are solely the responsibility of the Company. Any member of the LLC does not have any liability for the obligations or liabilities of the Company solely by reason of being a member or acting as a member of the Company.

The Company has three classes of ownership units, each with its respective rights, preferences and privileges as follows:

1)	Class A Units: Receive an allocation of profits and losses incurred by the Company as well as maintain the right to receive distributions, along with Class B Units, on a pro rata basis prior to distributions made to other classes of ownership units.
2)	Class B Units: Receive an allocation of profits and losses incurred by the Company as well as maintain the right to receive distributions, along with Class A Units, on a pro rata basis prior to distributions made to other classes of ownership units. Class B maintains both voting and non-voting units. Each Class B Voting Unit is entitled to one vote per Class B Voting Unit on each matter to which the members are entitled to vote. Class B Non-Voting Units maintain all rights, preferences and privileges allowed to Class B Voting Units with the exception of voting rights.
3)	Class C Units: Receive an allocation of profits and losses incurred by the Company. Participating Class C Units maintain the right to receive distributions after any Class A or Class B units based on the unit holders’ pro rata share.

Note 20. Accumulated Other Comprehensive Income (Loss)

The following table presents the changes in accumulated other comprehensive income (loss) for unrealized gains and losses on available-for-sale securities:

(in thousands)	2018
Balance at beginning of period	$951
Other comprehensive income (loss) before reclassifications, net of tax	(3,132)
Less: amounts reclassified from accumulated other comprehensive income (loss), net of tax	(178)
Net current period other comprehensive income (loss)	(2,954)
Balance at end of period	$(2,003)

Note 21. Management Incentive Unit Agreement

On June 15, 2017, the Company entered into a Management Incentive Unit Agreement with an individual, who is a member of the Board of Managers of the Company, to issue Class C shares as partial compensation for future services to the Company. The shares issued under this agreement are subject to terms in the agreements between the Company and the recipient. The Company had approximately $275 of unrecognized stock compensation expense as of December 31, 2018 related to non-vested stock-based compensation granted, that the Company expects to recognize over the next four years. The Company recognized approximately $79 of stock based compensation expense during the year ended December 31, 2018.

Note 22. Commitments & Contingencies

From time to time, the Company is subject to litigation related to its insurance business. Management does not believe that the Company is a party to any such pending litigation that would have a material adverse effect on its future operations.

BIC Holdings LLC - Trean Holdings LLC
Notes to the Combined Financial Statements
December 31, 2018

Note 23. Transactions with Related Parties

The Company owed Stop-Loss approximately $18 as of December 31, 2018. These amounts are included within accounts payable and accrued expenses on the combined balance sheet as of December 31, 2018.

The Company was owed amounts from Trean Intermediaries totaling approximately $44 as of December 31, 2018, which are included in related party receivables on the combined balance sheets.

As disclosed in Note 6, effective April 2, 2018, the Company owns a 45% interest in Compstar Holdings LLC (Compstar), a program manager which handles the underwriting, premium collection and servicing of insurance policies for the Company. The Company recorded $116,584 of gross earned premiums for the period April 2, 2018 to December 31, 2018 resulting in gross commissions of $24,711 due to Compstar. All receivables are stated net of the commissions due under the Program Manager Agreement and totaled $15,890 as of December 31, 2018, which is recorded in related party receivables in the combined balance sheet. The Company’s ownership interest, and right to receive any distributions, is listed as collateral on debt taken out by Compstar.

Note 24. Subsequent Events

Events or transactions that occur after the balance sheet date, but before the combined financial statements are complete, are reviewed by the Company to determine if they are to be recognized and/or disclosed as appropriate.

On February 19, 2019, Benchmark Insurance Company purchased First Choice Casualty Insurance Company, a Nevada domiciled insurance carrier, for approximately $5,314. The Company acquired First Choice Casualty Insurance Company in order to obtain the ability to direct the operations of First Choice Casualty Insurance Company and to gain synergies to increase the total premiums written by Benchmark Insurance Company.

On March 31, 2019, Benchmark Holdings Company purchased the remaining 25% of outstanding voting shares of American Liberty Insurance Company for approximately $1,155. The purchase price was determined based on the statutory surplus of American Liberty Insurance Company and shown as shares subject to mandatory redemption on the combined balance sheet as of December 31, 2018. This amount is shown at fair value and was determined using level 3 inputs. The Company recorded $769 in expenses in 2018 related to the remeasurement of the equity interest in American Liberty Insurance Company. This is included in general and administrative expenses on the combined statement of operations for the year ended December 31, 2018.

On December 17, 2019, Trean redeemed all of its Series A preferred shares for $1,000. After the redemption, no Series A preferred shares remain outstanding.

On December 31, 2019, Benchmark Holdings Company redeemed nine shares of its Series B redeemable preferred stock for $900.

On December 31, 2019, Trean Underwriting Managers, LLC was dissolved. All contracts associated with Trean Underwriting Managers, LLC will be operating under Trean Corporation.

On December 31, 2019, Trean Corporation surrendered its ownership in Stop Loss Re, LLC for no compensation.

On January 13, 2020, Trean Corporation sold 15% ownership in Trean I for $3,000. Trean Corporation maintains a 10% ownership in Trean I.

All of the effects of subsequent events that provide additional evidence about conditions that existed at the combined balance sheet date, including the estimates inherent in the process of preparing the combined financial statements, are recognized in the combined financial statements. Subsequent events have been evaluated through February 4, 2020, which is the date the combined financial statements were available to be issued.

BIC Holdings LLC - Trean Holdings LLC
Schedule I – Summary of Investments – Other Than Investments in Affiliates
December 31, 2018

(in thousands)	Cost or Amortized Cost	Fair Value	Amount at which shown on Balance Sheet
Fixed maturities:
U.S. government and government
securities	$18,974	$18,823	$18,823
Foreign governments	299	299	299
States, territories and possessions	5,118	5,134	5,134
Political subdivisions of states, territories and possessions	25,679	25,646	25,646
Special revenue and special assessment obligations	52,465	52,662	52,662
Industrial and public utilities	119,952	118,340	118,340
Commercial mortgage-backed securities	11,472	11,411	11,411
Residential mortgage-backed securities	41,028	40,399	40,399
Other loan-backed securities	34,526	34,278	34,278
Hybrid securities	258	245	245
Total fixed maturities	309,771	307,237	307,237
Equity securities:
Preferred stock	325	321	321
Total equity maturities	325	321	321
Equity method investments	13,900	13,900	13,900
Total Investments	$323,996	$321,458	$321,458

BIC Holdings LLC - Trean Holdings LLC
Schedule II – Supplementary Insurance Information
December 31, 2018

(in thousands)	Deferred policy acquisition cost	Unpaid losses and loss adjustment expenses	Unearned premiums
As of December 31, 2018
Property and casualty insurance	$2,976	$340,415	$90,074

BIC Holdings LLC - Trean Holdings LLC
Schedule II – Supplementary Insurance Information
December 31, 2018

(in thousands)	Earned Premiums	Net investment income	Loss and loss adjustment expenses	Amortization of deferred policy acquisition costs	Other operating expenses	Net written premiums
For the year ended December 31, 2018
Property and casualty insurance	$66,576	$4,816	$35,729	$7,136	$8,570	$72,556

BIC Holdings LLC - Trean Holdings LLC
Schedule III - Reinsurance
For the Year Ended December 31, 2018

(in thousands)	Gross amount	Ceded to other companies	Assumed from other companies	Net amount	Percentage of amount assumed to net
For the year ended December 31, 2018
Premiums:
Property and casualty insurance	$346,870	$284,451	$10,137	$72,556	14%
Total premiums	$346,870	$284,451	$10,137	$72,556	14%

BIC Holdings LLC - Trean Holdings LLC
Schedule IV – Supplemental Information Concerning Property and Casualty Insurance Operations
For the Year Ended December 31, 2018

		Losses and Loss Adjustment Expenses Incurred Related to:
(in thousands)	Discount Deductible from Liabilities	Current Year	Prior Year	Paid Losses and Loss Adjustment Expenses
Year ended December 31, 2018	$—	$41,635	$(5,906)	$24,083

                 shares

Common Stock

Trean Insurance Group, Inc.

Preliminary Prospectus

J.P. Morgan	Evercore ISI	William Blair

            , 2020

Until             , 2020, all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

Information not required in the prospectus

Item 13.	Other expenses of issuance and distribution
Amount to be paid
Registration fee	$	*
FINRA filing fee		*
Listing fees		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expense		*
Miscellaneous		*
Total	$	*
*	To be completed by amendment.

Each of the amounts set forth above, other than the registration fee and the FINRA filing fee, is an estimate.

Item 14.	Indemnification of directors and officers

Section 145 of the Delaware General Corporation Law (the “DGCL”) provides in relevant part that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or serving at the request of the corporation in such capacity for another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

The DGCL also permits a corporation to indemnify such persons against expenses (including attorneys’ fees) in connection with the defense or settlement of an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if such person is adjudged to be liable to the corporation. Where a present or former director or officer is successful in the defense of such an action, suit or proceeding referenced above, or in defense of any claim, issue or matter therein, the corporation must indemnify him or her against the expenses that such officer or director actually and reasonably incurred. Expenses (including attorneys’ fees) incurred by such persons in defending any action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding upon, in the case of a current officer or director, receipt of an undertaking by or on behalf of such person to repay such amount if it is ultimately determined that such person is not entitled to be so indemnified.

The DGCL provides that the indemnification described above is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. The Company’s amended and restated certificate of incorporation provides for indemnification by the Company of its directors and officers to the fullest extent permitted by the DGCL.

In accordance with Section 102(b)(7) of the DGCL, our amended and restated certificate of incorporation contains a provision to limit the personal liability of a director to the corporation or its stockholders for monetary damages for violations of the directors’ fiduciary duty, except (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL, for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions or (iv) for any transaction from which a director derived an improper personal benefit.

The DGCL also provides corporations with the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation in a similar capacity for another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him or her in any such capacity or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liability as described above. Policies of insurance are maintained by the Company under which our directors and officers are insured, within the limits and subject to the terms of the policies, against certain expenses in connection with the defense of, and certain liabilities that might be imposed as a result of, actions, suits or proceedings to which they are parties by reason of being or having been directors or officers.

The foregoing statements are subject to the detailed provisions of the DGCL and the full text of our amended and restated certificate of incorporation, which is filed as Exhibit 3.1 hereto.

We intend to enter into separate indemnification agreements with each of our directors and executive officers that will provide, subject to their terms, the maximum indemnity allowed to directors and officers by Section 145 of the DGCL and certain additional procedural protections.

The proposed form of underwriting agreement filed as Exhibit 1.1 provides that the underwriters are obligated under certain circumstances to indemnify our directors, officers and certain controlling persons against specified liabilities, including liabilities under the Securities Act of 1933, as amended.

Item 15.	Recent sales of unregistered securities

Prior to the completion of this offering, each of Trean Holdings LLC and BIC Holdings LLC will transfer all of their respective assets and liabilities to the registrant, in exchange for [ _ ] shares of common stock in the registrant. The current holders of each of Trean Holdings LLC’s and BIC Holdings LLC’s equity interests will receive an economically equivalent amount of shares of the registrant’s common stock determined based on the initial public offering price of [ _ ]. Upon the completion of the transfer, Trean Holdings LLC and BIC Holdings LLC will be dissolved. Further, prior to the completion of this offering, Blake Enterprises I, Inc., Blake Enterprises II, Inc. and Blake Enterprises III, Inc., the current majority owners of Compstar Holding Company LLC, will receive [ _ ], an economically equivalent amount of shares of the registrant’s common stock determined based on the initial public offering price of [ _ ], in exchange for their 55% equity interest in Compstar Holding Company LLC, which will thereafter become a wholly owned subsidiary of the registrant. The issuance of such shares of the registrant’s common stock to the current holders of Trean Holdings LLC’s and BIC Holdings LLC’s equity interests, and to the current majority owners of Compstar Holding Company LLC, respectively, will not involve any underwriters, underwriting discounts or commissions or a public offering, and we believe that such issuance will be exempt from registration pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended.

Item 16.	Exhibits and financial statement schedules

Exhibits

See the Exhibit index immediately following the signature page hereto, which is incorporated by reference as if fully set forth herein.

Financial statement schedules

See the financial statement schedules listed in the Index to combined financial statements, which are incorporated by reference as if fully set forth herein.

Item 17.	Undertakings
(a)	The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
(b)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
(c)	The undersigned registrant hereby undertakes that:
(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.
(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Exhibit index

Exhibit Number	Description
1.1*	Form of Underwriting Agreement
3.1*	Form of Amended and Restated Certificate of Incorporation of Trean Insurance Group, Inc.
3.2*	Form of Amended and Restated Bylaws of Trean Insurance Group, Inc.
4.1*	Form of Registration Rights Agreement
5.1*	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP
10.1*	Form of Director Nomination Agreement
10.2*	Form of Indemnification Agreement between Trean Insurance Group, Inc. and each of its directors and executive officers
10.3*†	Form of 2020 Omnibus Incentive Plan of Trean Insurance Group, Inc.
16.1*	Change in auditor letter from RSM US LLP
21.1*	List of subsidiaries of Trean Insurance Group, Inc.
23.1*	Consent of Deloitte & Touche LLP, independent registered public accounting firm
23.2*	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1)
24.1*	Power of Attorney (included on signature page)
*	To be filed by amendment.
†	Compensatory plan or arrangement.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Wayzata, Minnesota, on the          day of          , 2020.

TREAN INSURANCE GROUP, INC.

By:
	Name:	Andrew M. O’Brien
	Title:	President and Chief Executive Officer

Power of attorney

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby makes, constitutes and appoints Andrew M. O’Brien and Julie A. Baron, as true and lawful attorneys-in-fact and agents of the undersigned, with full power of substitution, resubstitution and revocation, for and in the name, place and stead of the undersigned, to execute and deliver this registration statement on Form S-1, and any and all amendments thereto, including any post-effective amendments and supplements to this registration statement, and any additional registration statement filed pursuant to Rule 462(b); such registration statement and each such amendment to be in such form and to contain such terms and provisions as said attorney or substitute shall deem necessary or desirable; giving and granting unto said attorney, or to such person or persons as in any case may be appointed pursuant to the power of substitution herein given, full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or, in the opinion of said attorney or substitute, able to be done in and about the premises as fully and to all intents and purposes as the undersigned might or could do if personally present, hereby ratifying and confirming all that said attorney or such substitute shall lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated:

Signature and Name	Title	Date

	President, Chief Executive Officer and Director (principal executive officer)	, 2020
Andrew M. O’Brien

	Chief Financial Officer (principal financial officer and principal accounting officer)	, 2020
Julie A. Baron

	Director	, 2020
David G. Ellison